UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                            Scottish Re Group Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G73537410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                         with a copy to:
     Stephen Feinberg                    Robert G. Minion, Esq.
     299 Park Avenue                     Lowenstein Sandler PC
     22nd Floor                          1251 Avenue of the Americas, 18th Floor
     New York, New York  10171            New York, New York  10020
     (212) 891-2100                      (973) 597-2424
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     G73537410
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):

             (a)    [ ]                 (b)    [X]
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:          75,000,000*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:     75,000,000*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      75,000,000*

--------------------------------------------------------------------------------
 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11):     34.4%*
--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions):     IN
--------------------------------------------------------------------------------
* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the "Securities Purchase Agreement"), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the "Company"), MassMutual Capital Partners LLC, a Delaware limited liability company ("MassMutual"), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. ("Cerberus"), (SRGL Acquisition, LLC and any affiliate thereof, together with MassMutual, the "Investors"), the Investors each purchased 500,000 shares of the Company's newly issued convertible cumulative participating preferred stock (the "Convertible Shares") for $300 million ($600 million in the aggregate) in cash. The Convertible Shares may be converted into an aggregate of 150,000,000 shares of the Company's ordinary stock, par value $0.01 per share (the "Ordinary Shares"), at any time, and will automatically convert into Ordinary Shares on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations pursuant to the Securities Purchase Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus then controlled by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). Prior to the closing of the Securities Purchase Agreement, International granted an irrevocable proxy of unlimited duration to SRGL Dir Co., Ltd., an affiliate of Cerberus, pursuant to which SRGL Dir Co., Ltd. shall exercise all of the voting rights of International in SRGL Acquisition, LDC (SRGL Acquisition, LDC, and together with Cerberus, SRGL Acquisition, LLC, International and SRGL Dir Co., Ltd., the "Cerberus Entities"). Mr. Feinberg, directly or through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Cerberus Entities. Because SRGL Acquisition, LDC holds 500,000 Convertible Shares, which may be converted into 75,000,000 Ordinary Shares, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 75,000,000 Ordinary Shares, or 34.4% of the Ordinary Shares deemed issued and outstanding as of May 7, 2007. In addition, because of the Investors Agreement described in
Item 6  hereof,  Mr.  Feinberg  may be deemed to  beneficially  own the  500,000
Convertible Shares, which may be converted into 75,000,000 Ordinary Shares, beneficially owned by MassMutual. In such event, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg would be deemed to beneficially own 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date.

          Certain information contained in this Schedule 13D relates to share ownership of persons other than Stephen Feinberg. Mr. Feinberg expressly disclaims any ownership of such shares and any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to Mr. Feinberg or (i) SRGL Acquisition, LLC, a Delaware limited liability company, (ii) SRGL Acquisition, LDC, an exempted limited duration company incorporated in the Cayman Islands, (iii) Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and (iv) SRGL Dir Co., Ltd., a limited liability company organized under the laws of the Cayman Islands ("SRGL Dir Co," and together with SRGL Acquisition, LLC, SRGL Acquisition, LDC and International, the "Cerberus Entities").



Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the "Company"). The principal executive offices of the Company are located at P.O. Box HM 2939, Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, HM12, Bermuda.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg, directly or through one or more intermediate entities, serves as the investment manager for the Cerberus Entities. The Cerberus Entities are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On May 7, 2007, SRGL Acquisition, LDC purchased 500,000 shares of the Company's newly issued convertible cumulative participating preferred stock, par value $0.01 per share (the "Convertible Shares"), for an aggregate purchase price of $300,000,000 pursuant to that certain Securities Purchase Agreement, as amended, dated as of November 26, 2006, and incorporated by reference to Exhibit 1 hereto (the "Securities Purchase Agreement"). The Convertible Shares purchased by SRGL Acquisition, LDC may be converted into an aggregate of 75,000,000 Ordinary Shares at any time. All funds used to purchase the Convertible Shares came directly from the working capital of SRGL Acquisition, LDC and/or one or more other Cerberus Entities. See Item 6 and Item 7 of this Schedule 13D for further information.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. On May 7, 2007, upon the closing of the transactions contemplated by the Securities Purchase Agreement, Michael Austin, William Caulfeild-Browne, Robert M. Chmely, Jean Claude Damerval, Michael C. French, Lord Norman Lamont, Hazel R. O'Leary and Glenn Schafer resigned from their positions as directors of the Company. Pursuant to the Securities Purchase Agreement, SRGL Acquisition, LDC and MassMutual Capital Partners LLC ("MassMutual," and together with SRGL Acquisition, LDC, the "Investors") have the right to nominate directors for election to the Company's Board of Directors. The Investors elected the following persons to serve as directors of the Company: Jonathan Bloomer, Christopher S. Brody, James J. Butler, James N. Chapman, Thomas Finke, Robert Joyal, Larry Port, Michael Rollings and Lenard B. Tessler.

          Except as otherwise set forth in this Schedule 13D, Mr. Feinberg has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Annual Report on Form 10-K/A as filed with the Securities and Exchange Commission on April 27, 2007, there were 67,995,057 Ordinary Shares issued and outstanding as of April 16, 2007. As of May 7, 2007, SRGL Acquisition, LDC was the holder of 500,000 Convertible Shares and MassMutual was the holder of 500,000 Convertible Shares. These Convertible Shares may be converted into an aggregate of 150,000,000 Ordinary Shares at any time, and will automatically convert into Ordinary Shares on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments.

          Prior to the closing of the Securities Purchase Agreement, SRGL Acquisition, LLC assigned its rights and obligations pursuant to the Securities Purchase Agreement to SRGL Acquisition, LDC, an entity then controlled by International. International granted an irrevocable proxy of unlimited duration to SRGL Dir Co, pursuant to which SRGL Dir Co shall exercise all of the voting rights of International in SRGL Acquisition, LDC. Stephen Feinberg, directly or through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held by the Cerberus Entities. Because SRGL Acquisition, LDC holds 500,000 Convertible Shares, which may be converted into 75,000,000 Ordinary Shares, Mr. Feinberg is deemed to beneficially own 75,000,000 Ordinary Shares, or 34.4% of the Ordinary Shares deemed issued and outstanding as of May 7, 2007. In addition, because of the Investors Agreement described in Item 6 hereof, Mr. Feinberg may be deemed to beneficially own the 500,000 Convertible Shares, which may be converted into 75,000,000 Ordinary Shares, beneficially owned by MassMutual. In such event, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg would be deemed to beneficially own 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date.

          Other than the transactions described in this Schedule 13D, during the sixty days on or prior to May 7, 2007, there were no transactions in Ordinary Shares, or securities convertible into, exercisable for or exchangeable for Ordinary Shares, by Mr. Feinberg or the Cerberus Entities or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          The Company entered into the Securities Purchase Agreement with SRGL Acquisition, LLC and MassMutual on November 26, 2006. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations pursuant to the Securities Purchase Agreement to SRGL Acquisition, LDC. On May 7, 2007, SRGL Acquisition, LDC purchased 500,000 Convertible Shares, which may be converted into 75,000,000 Ordinary Shares, for an aggregate purchase price of $300,000,000 pursuant to the Securities Purchase Agreement, as more particularly described and set forth in the Securities Purchase Agreement incorporated by reference to Exhibit 1 hereto.

          In connection with the execution of the Securities Purchase Agreement, the Company agreed to enter into a Registration Rights and Shareholders Agreement (the "Registration Rights and Shareholders Agreement") by and among the Company, the Investors and the shareholders of the Company listed on
Schedule  1  thereto.  Pursuant  to the  Registration  Rights  and  Shareholders
Agreement, (i) the Company granted the Investors demand and piggyback registration rights as well as, subject to certain exceptions, preemptive rights with respect to issuances of equity securities of the Company and (ii) the Investors are entitled to designate members of the Company's board of directors, as more particularly described and set forth in the Form of Registration Rights and Shareholders Agreement incorporated by reference to Exhibit 2 hereto.

          As a result of the closing of the transactions contemplated by the Securities Purchase Agreement, the Investors entered into an Investors Agreement dated as of May 7, 2007, pursuant to which the Investors agreed to: (i) certain restrictions on the transfer of Convertible Shares, (ii) certain voting provisions with respect to the Ordinary Shares, (iii) the election of a certain number of directors to the Company's Board of Directors and (iv) a third party sale process, all as more particularly described and set forth in the Investors Agreement attached hereto as Exhibit 3.

          In addition, International executed an Irrevocable Proxy and Power of Attorney, pursuant to which SRGL Dir Co shall exercise all the voting rights of International in SRGL Acquisition, LDC, as more particularly described and set forth in the Irrevocable Proxy and Power of Attorney attached hereto as Exhibit 4.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg, the Cerberus Entities and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Securities Purchase Agreement dated as of November 26, 2006 by and among the Company, MassMutual and SRGL Acquisition, LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on November 29, 2006.

          2. Form of Registration Rights and Shareholders Agreement by and among the Company, MassMutual, SRGL Acquisition, LLC and the shareholders of the Company listed on Schedule 1 thereto, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, as filed by the Company with the Securities and Exchange Commission on November 29, 2006.

          3. Investors Agreement dated as of May 7, 2007 by and between MassMutual and SRGL Acquisition, LDC.

          4. Irrevocable Proxy and Power of Attorney dated April 13, 2007 by International.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          May 17, 2007


                                          /s/ Stephen Feinberg
                                          --------------------------------------
                                          Stephen Feinberg, in  his capacity  as
                                          the  investment  manager for  Cerberus
                                          International, Ltd., SRGL Acquisition,
                                          LLC,  SRGL Acquisition, LDC  and  SRGL
                                          Dir Co., Ltd.



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 1

                                                              Execution Version

-------------------------------------------------------------------------------


                          SECURITIES PURCHASE AGREEMENT

                                  BY AND AMONG

                           SCOTTISH RE GROUP LIMITED,

                        MASSMUTUAL CAPITAL PARTNERS LLC,

                                       AND

                              SRGL ACQUISITION, LLC

                          DATED AS OF NOVEMBER 26, 2006


-------------------------------------------------------------------------------

                                TABLE OF CONTENTS



                                    ARTICLE I

DEFINITIONS...................................................................2

         SECTION 1.1.   Definitions...........................................2

                          ARTICLE II

ISSUANCE AND PURCHASE OF CONVERTIBLE SHARES...................................9

         SECTION 2.1.   Special Meeting.......................................9
         SECTION 2.2.   Closing..............................................11
         SECTION 2.3.   Purchase of Convertible Shares.......................11
         SECTION 2.4.   Deliveries...........................................11
         SECTION 2.5.   Restricted Stock, Restricted Stock Units
                        and Stock Options....................................11

                          ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SRGL.......................................12

         SECTION 3.1.   Organization, Standing and Corporate Power...........12
         SECTION 3.2.   Ordinary Capital Structure; Issuance of Shares.......12
         SECTION 3.3.   Subsidiaries.........................................14
         SECTION 3.4.   Authority............................................14
         SECTION 3.5.   Noncontravention; Consents...........................14
         SECTION 3.6.   SEC Reports; Financial Statements....................15
         SECTION 3.7.   No Undisclosed Liabilities...........................16
         SECTION 3.8.   Absence of Certain Changes or Events.................17
         SECTION 3.9.   Benefit Plans........................................17
         SECTION 3.10.  Taxes................................................19
         SECTION 3.11.  Compliance with Applicable Laws......................20
         SECTION 3.12.  Litigation...........................................22
         SECTION 3.13.  Reserves.............................................22
         SECTION 3.14.  Contracts............................................22
         SECTION 3.15.  Insurance............................................25
         SECTION 3.16.  Intellectual Property................................25
         SECTION 3.17.  Insurance Regulatory Matters.........................26
         SECTION 3.18.  Brokers..............................................26
         SECTION 3.19.  Board and Member Approval............................27
         SECTION 3.20.  Takeover Statute.....................................27
         SECTION 3.21.  Information..........................................27
         SECTION 3.22.  Properties; Absence of Liens.........................28
         SECTION 3.23.  Affiliate Transactions...............................28
         SECTION 3.24.  Opinions of Financial Advisors.......................28

         SECTION 3.25.  Broker-Dealer Subsidiaries...........................28
         SECTION 3.26.  Private Placement....................................29
         SECTION 3.27.  Acknowledgment Regarding Investors' Purchase
                        of SRGL Securities...................................29
         SECTION 3.28.  Convertible Shares Certificate of Designations.......30
         SECTION 3.29.  Manipulation of Price................................30

                          ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF INVESTORS..................................30

         SECTION 4.1.   Organization, Standing and Corporate Power...........30
         SECTION 4.2.   Authority............................................31
         SECTION 4.3.   Noncontravention; Consents...........................31
         SECTION 4.4.   Litigation...........................................32
         SECTION 4.5.   Brokers..............................................32
         SECTION 4.6.   Available Funds......................................32
         SECTION 4.7.   Information..........................................33
         SECTION 4.8.   No Public Sale or Distribution.......................33
         SECTION 4.9.   Accredited Investor Status...........................33
         SECTION 4.10.  Restricted Securities................................33
         SECTION 4.11.  Access to Data and Management........................33
         SECTION 4.12.  Tax Matters..........................................33

                          ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS....................................34

         SECTION 5.1.   Conduct of Business of SRGL..........................34
         SECTION 5.2.   Acquisition Proposals................................37

                          ARTICLE VI

OTHER AGREEMENTS.............................................................41

         SECTION 6.1.   Access to Information; Confidentiality...............41
         SECTION 6.2.   Consents, Approvals and Filings......................42
         SECTION 6.3.   Public Announcements.................................43
         SECTION 6.4.   Further Assurances...................................43
         SECTION 6.5.   Notification of Certain Matters......................43
         SECTION 6.6.   Anti-Takeover Laws...................................43
         SECTION 6.7.   Shareholder Litigation...............................43
         SECTION 6.8.   Availability of Ordinary Shares for Conversion.......44
         SECTION 6.9.   Restrictive Legend...................................44
         SECTION 6.10.  Listing Matters......................................44
         SECTION 6.11.  Pledge...............................................45
         SECTION 6.12.  Register; Transfer Agent Instructions................45

         SECTION 6.13.  Director and Officer Liability.......................46
         SECTION 6.14.  Employee Matters.....................................47
         SECTION 6.15.  Tax Cooperation......................................48

                          ARTICLE VII

CONDITIONS PRECEDENT.........................................................49

         SECTION 7.1.   Conditions to Each Party's Obligations...............49
         SECTION 7.2.   Conditions to Obligations of Investors...............49
         SECTION 7.3.   Conditions to Obligations of SRGL....................52

                          ARTICLE VIII

TERMINATION PRIOR TO CLOSING.................................................53

         SECTION 8.1.   Termination of Agreement.............................53
         SECTION 8.2.   Procedure Upon Termination and Consequences..........54
         SECTION 8.3.   Fees and Expenses....................................55

                          ARTICLE IX

INDEMNIFICATION..............................................................56

         SECTION 9.1.   Survival.............................................56
         SECTION 9.2.   Indemnification by SRGL..............................56
         SECTION 9.3.   Indemnification by Investors.........................57
         SECTION 9.4.   Certain Limitations on Indemnification...............57
         SECTION 9.5.   Third Party Claim Procedures.........................59
         SECTION 9.6.   Independent Committee................................60

                          ARTICLE X

GENERAL PROVISIONS...........................................................60

         SECTION 10.1.  Fees and Expenses....................................60
         SECTION 10.2.  Notices..............................................60
         SECTION 10.3.  Interpretation.......................................62
         SECTION 10.4.  Entire Agreement; No Third Party Beneficiaries;
                        No Other Representations.............................62
         SECTION 10.5.  Governing Law........................................63
         SECTION 10.6.  Assignment...........................................63
         SECTION 10.7.  Amendments...........................................64
         SECTION 10.8.  Enforcement..........................................64
         SECTION 10.9.  Severability.........................................64

         SECTION 10.10. Counterparts.........................................64
         SECTION 10.11. Independent Nature of Investors'
                        Obligations and Rights...............................65
         SECTION 10.12. Waiver of Jury Trial.................................65

EXHIBIT A   FORM OF CONVERTIBLE SHARES CERTIFICATE OF DESIGNATIONS
EXHIBIT B   FORM OF REGISTRATION RIGHTS AND SHAREHOLDERS AGREEMENT
EXHIBIT C   FORM OF LEGAL OPINION
EXHIBIT D   FORM OF IRREVOCBALE TRANSFER AGENT INSTRUCTIONS
EXHIBIT E   FORM OF CERBERUS EQUITY COMMITMENT LETTER
EXHIBIT F   FORM OF MASSMUTUAL EQUITY COMMITMENT LETTER
ANNEX I     FORM OF VOTING AGREEMENT

     SECURITIES PURCHASE AGREEMENT, dated as of November 26, 2006 (this "Agreement"), by and among Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands ("SRGL"), MassMutual Capital Partners LLC, a Delaware limited liability company ("MassMutual"), SRGL Acquisition, LLC, a Delaware limited liability company ("Cerberus" and together with MassMutual, "Investors").

     WHEREAS, SRGL and Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the United States Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act;

     WHEREAS, the Board of Directors of SRGL has approved, subject to the SRGL Member Approval, the authorization and issuance of 1,000,000 convertible cumulative participating preferred shares of SRGL, par value $.01 per share and liquidation preference of $600 per share (the "Convertible Shares"), which Convertible Shares shall be convertible into ordinary shares of SRGL, par value $.01 per share (the "Ordinary Shares"), and which Convertible Shares shall have such voting powers, preferences and other special rights and the qualifications, limitations or restrictions as set forth in the Certificate of Designations of the Convertible Cumulative Participating Preferred Shares, which shall be in the form attached hereto as Exhibit A (the "Convertible Shares Certificate of Designations");

     WHEREAS, MassMutual wishes to purchase, and SRGL wishes to sell, upon the terms and conditions stated in this Agreement, 500,000 Convertible Shares for an aggregate consideration of $300,000,000 (the "MassMutual Consideration");

     WHEREAS, Cerberus wishes to purchase, and SRGL wishes to sell, upon the terms and conditions stated in this Agreement, 500,000 Convertible Shares for an aggregate consideration of $300,000,000 (the "Cerberus Consideration");

     WHEREAS, subsequent to the execution and delivery of this Agreement, the parties hereto shall execute and deliver a Registration Rights and Shareholders Agreement, in the form attached hereto as Exhibit B (the "Registration Rights and Shareholders Agreement"), pursuant to which SRGL will agree to provide certain (i) registration rights under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities Laws with respect to the Ordinary Shares into which Convertible Shares may be converted, and (ii) other rights powers, preferences and privileges to the holders of the Convertible Shares;

     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Investors' willingness to enter into this Agreement, the Investors, SRGL and certain Members are entering into a voting agreement and irrevocable proxy and waiver, dated as of the date hereof, in the form attached hereto as Annex I (the "Voting Agreement" and together with this Agreement, the Convertible Shares Certificate of Designations and the Registration Rights and Shareholders Agreement, the "Transaction Documents"), pursuant to which such Members have agreed, among other things, to vote all

Ordinary Shares held by them in favor of the approval of the transactions contemplated by the Transaction Documents and to waive certain preemptive rights in connection therewith;

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.1. Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

     "2004 Incentive Plan" means The Scottish Re Group Limited 2004 Equity Incentive Compensation Plan and any predecessor equity plan thereto.

     "2004 Plan" means SRGL's 2004 Equity Incentive Compensation Plan.

     "Acquisition Proposal" shall have the meaning set forth in Section 5.2(g).

     "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. The affiliates of each Investor shall be deemed to include one or more funds under common management with such Investor and their respective limited partners and affiliates.

     "Aggregate Consideration" means an amount equal to the aggregate of the MassMutual Consideration and the Cerberus Consideration.

     "Agreement" shall have the meaning set forth in the introductory paragraph.

     "Alternate Exchange" shall have the meaning set forth in Section 6.10.

     "Broker-Dealer Subsidiary" shall have the meaning set forth in Section 3.25(a).

     "Business Combination Transaction" shall have the meaning set forth in
Section 5.2(g).

     "Cap" shall have the meaning set forth in Section 9.4(a).

     "Cerberus" shall have the meaning set forth in the introductory paragraph.

     "Cerberus Consideration" shall have the meaning set forth in the recitals.

     "Cerberus Disclosure Letter" shall have the meaning set forth in Article
IV.

     "Cerberus Equity Commitment Letter" means an Equity Commitment Letter in the form attached hereto as Exhibit E.

     "Change in Recommendation" shall have the meaning set forth in Section 5.2(d).

     "Closing" shall have the meaning set forth in Section 2.2.

     "Closing Date" shall have the meaning set forth in Section 2.2.

     "COBRA" shall have the meaning set forth in Section 6.14(d).

     "Code" means the United States Internal Revenue Code of 1986, as amended.

     "Confidentiality Agreements" means the confidentiality agreements entered into prior to the date hereof by MassMutual or its affiliates and Cerberus or its affiliates, respectively, with SRGL in connection with the transactions contemplated hereby.

     "Contracts" shall have the meaning set forth in Section 3.14(b).

     "Convertible Notes" means the 4.5% Senior Convertible Notes of SRGL.

     "Convertible Shares" shall have the meaning set forth in the recitals.

     "Convertible Shares Certificate of Designations" shall have the meaning set forth in the recitals.

     "D&O Indemnitees" shall have the meaning set forth in Section 6.13(a).

     "Data Room" means the electronic data room created by SRGL and to which Investors have been given access in connection with the transactions contemplated by this Agreement, as supplemented by specific written responses (including documents provided therewith) to corresponding due diligence inquiries provided to Investors by SRGL and its Representatives, pursuant to the formal processes established by SRGL and Investors.

     "December SAP Statements" shall have the meaning set forth in Section
3.6(c).

     "Disclosure Documents" means any written letters, notices or other information distributed to Members in connection with the issuance of the Convertible Shares to Investors or the other transactions contemplated by this Agreement, other than the Disclosure Statement.

     "Disclosure Statement" means the letter to Members, notice of meeting, proxy statement and form of proxy, or the information statement, as the case may be, required to be distributed to the Members in connection with the issuance of the Convertible Shares to Investors or other transactions contemplated by this Agreement, including any schedules or exhibits required to be filed with the SEC in connection therewith.

     "DTC" shall have the meaning set forth in Section 6.12(b).

     "Employee" means each individual who immediately prior to the Closing is employed by SRGL or any Subsidiary of SRGL.

     "Employee Benefit Plan" means each "employee benefit plan" (as defined in Section 3(3) of ERISA), bonus, deferred compensation, bonus, incentive, fringe benefit, profit sharing, pension or retirement, deferred compensation, equity-based, severance, medical, life, disability, accident, salary continuation, accrued leave, vacation, sick pay, sick leave, supplemental retirement, unemployment and pension scheme, plan, program, agreement, arrangement, commitment and/or practice for the benefit of Employees of SRGL or its Subsidiaries, former employees of SRGL or its Subsidiaries, and/or their dependants and beneficiaries, regardless of the jurisdiction in which any such Employees are or such former employees were employed.

     "Employment Agreement" has the meaning set forth in Section 3.9(a).

     "ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Act Report" means each publicly available form, report, schedule, statement and other document filed with or furnished to the SEC by SRGL pursuant to the Exchange Act prior to the date hereof (as such documents have since the time of their filing been amended prior to the date hereof).

     "Exclusivity Agreement" shall have the meaning set forth in Section 8.3(b).

     "Expenses" shall have the meaning set forth in Section 8.3(b).

     "GAAP" shall have the meaning set forth in Section 3.6(b).

     "GAAP December Balance Sheets" shall have the meaning set forth in Section 3.6(b).

     "Governmental Entity" shall have the meaning set forth in Section 3.5.

     "HSR Act" shall have the meaning set forth in Section 3.5.

     "Hybrid Capital Units" means the 5.875% Hybrid Capital Units, with a stated amount of $25 per unit, of SRGL.

     "Indemnified Party" shall have the meaning set forth in Section 9.5.

     "Indemnifying Party" shall have the meaning set forth in Section 9.5.

     "Insurance Regulator" shall have the meaning set forth in Section 3.6(c).

     "Insurance Subsidiaries" shall have the meaning set forth in Section
3.17(d).

     "Insured MassMutual Party" shall have the meaning set forth in Section 4.12(d).

     "Intellectual Property" means all intellectual property, including without limitation, patents, patent applications, trademarks, service marks, processes, formulae, technology, know-how and related improvements, trade names, copyrights, any copyrightable works (including software, code applications, databases, website content, documentation and related items), discoveries, domain names, logos, trade dress and other indicators, methodologies, inventions and other proprietary items and registrations of or applications for any of the foregoing.

     "Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

     "Investor Disclosure Letters" shall have the meaning set forth in Article
IV.

     "Investor Indemnitees" shall have the meaning set forth in Section 9.2.

     "Investor Material Adverse Effect" means with respect to a particular Investor any event, change, circumstance or effect that individually or in the aggregate is or is reasonably likely to be materially adverse to the ability of such Investor to consummate the transactions contemplated by this Agreement or the Registration Rights and Shareholders Agreement.

     "Investors" shall have the meaning set forth in the introductory paragraph.

     "Irrevocable Transfer Agent Instructions" shall have the meaning set forth in Section 6.12(b).

     "Knowledge" means the actual knowledge, after reasonable inquiry with respect to the applicable subject matter of the officers of such person or its Subsidiaries with functional responsibility for the applicable matter, of (a) with respect to SRGL, those persons listed in Section 1.1(a) of the SRGL Disclosure Letter, (b) with respect to Cerberus, those persons listed in Section 1.1(a) of the Cerberus Disclosure Letter, and (c) with respect to MassMutual, those persons listed in Section 1.1(a) of the MassMutual Disclosure Letter.

     "Law" means any constitution, statute, law, code, administrative interpretation, regulation, rule, injunction, judgment, order, writ, decree, ordinance, directive judgment, policy, guideline or ruling of any Governmental Entity, including common law.

     "Lease" has the meaning set forth in Section 3.22(b).

     "Leased Real Property" shall have the meaning set forth in Section 3.22(a).

     "Liens" means any liens, pledges, charges, claims, security interests, options, mortgages, assignments, hypothecations, preferences, priorities, deposit arrangements, easements, options, proxies, voting trusts or other encumbrances of any nature whatsoever (statutory or otherwise).

     "Litigation" shall have the meaning set forth in Section 3.12.

     "Losses" shall have the meaning set forth in Section 9.2.

     "MassMutual" shall have the meaning set forth in the introductory paragraph.

     "MassMutual Consideration" shall have the meaning set forth in the recitals.

     "MassMutual Disclosure Letter" shall have the meaning set forth in Article IV.

     "MassMutual Equity Commitment Letter" means the equity commitment letter in the form attached hereto as Exhibit F.

     "Members" means the registered members of SRGL, being the holders of Ordinary Shares.

     "NASD" shall have the meaning set forth in Section 3.25(a).

     "New York Court" shall have the meaning set forth in Section 10.8.

     "Options" means all stock options and other rights to purchase Ordinary Shares, other than Warrants, heretofore granted under any stock option or similar plan of SRGL.

     "Order" shall have the meaning set forth in Section 3.12.

     "Ordinary Shares" shall have the meaning set forth in the recitals.

     "Outside Date" shall have the meaning set forth in Section 8.1(c).

     "Owned Intellectual Property" shall have the meaning set forth in Section 3.16(a).

     "Permits" shall have the meaning set forth in Section 3.11(a).

     "Permitted Liens," as to any asset, means (i) Liens for taxes not yet due and payable, being contested in good faith by current administrative or judicial proceedings or for which a reserve has been established on SRGL's September 2006 GAAP Statements, in accordance with GAAP, consistently applied, (ii) Liens arising by operation of law, (iii) Liens that arise solely by virtue of this Agreement or any Transaction Document and (iv) other Liens that do not or would not in the aggregate materially detract from or impair the value or materially interfere with the present or reasonably contemplated use of such asset in the business of SRGL and its Subsidiaries.

     "Perpetual Preferred Shares" means the Non-Cumulative Perpetual Preferred Shares, with a liquidation preference of $25 per share, of SRGL.

     "person" means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

     "Preferred Shares" means each class or series of preferred shares, $0.01 par value per share, of SRGL.

     "Proceeding" has the meaning given in Section 5.1(xiii).

     "Quarterly SAP Statements" shall have the meaning set forth in Section 3.6(c).

     "Registration Rights and Shareholders Agreement" shall have the meaning set forth in the recitals.

     "Regulation D" has the meaning set forth in the recitals.

     "Reinsurance Agreement" shall have the meaning set forth in Section
3.14(b).

     "Reinsurance Recoverables" shall have the meaning set forth in Section
6.16.

     "Representatives" shall have the meaning set forth in Section 5.2(a).

     "Resigning Director" shall have the meaning set forth in Section 7.2(m).

     "Restraint" shall have the meaning set forth in Section 7.1(c).

     "Restricted Securities" shall have the meaning set forth in Section 6.9.

     "Restricted Shares" means grants under the 2004 Plan comprising restricted stock units, which have time-based vesting conditions, and performance shares, which have time-based and performance-based vesting conditions.

     "RPII" shall have the meaning set forth in Section 6.15.

     "SALIC" means Scottish Annuity & Life Insurance Company (Cayman) Ltd., an exempted company limited by shares organized and existing under the laws of the Cayman Islands.

     "SAP" shall have the meaning set forth in Section 3.6(c).

     "Sarbanes-Oxley Act" shall have the meaning set forth in Section 3.11(b).

     "Scheduled Litigation" shall have the meaning set forth in the definition of "SRGL Material Adverse Effect" in this Section 1.1.

     "SEC" has the meaning set forth in the recitals.

     "SEC Filings" shall have the meaning set forth in Section 3.6(a).

     "Securities Act" has the meaning set forth in the recitals.

     "September 2006 GAAP Statements" shall have the meaning set forth in
Section 3.6(b).

     "Special Meeting" shall have the meaning set forth in Section 2.1(a).

     "Special Purpose Vehicles" means Orkney Re II plc and Ballantyne Re plc.

     "SRGL" shall have the meaning set forth in the introductory paragraph.

     "SRGL Disclosure Letter" shall have the meaning set forth in Article III.

     "SRGL Indemnitees" shall have the meaning set forth in Section 9.3.

     "SRGL Material Adverse Effect" means with respect to SRGL any event, change, circumstance or effect that individually or in the aggregate is or is reasonably likely to be materially adverse (A) to the ability of SRGL to perform its obligations hereunder or under the other Transaction Documents or (B) on the financial condition, assets, liabilities, properties, business or results of operations of SRGL and its Subsidiaries and the Special Purpose Vehicles, taken as a whole, but shall exclude (only in the case of clause (B) above) any such effect resulting from, relating to or arising out of (i) general economic or market conditions (including changes in interest rates), so long as such conditions do not have a materially disproportionate effect on SRGL and its Subsidiaries and the Special Purpose Vehicles, taken as a whole compared to other life reinsurance companies; (ii) any change or proposed change in Law or accounting or actuarial principles required in any jurisdiction, so long as such change or proposed change does not have a materially disproportionate effect on SRGL and its Subsidiaries and the Special Purpose Vehicles, taken as a whole compared to other life reinsurance companies; (iii) (x) any Litigation brought by Members or other securityholders of SRGL, whether or not brought in the name of or on behalf of SRGL, pending as of the date of this Agreement and set forth in Section 1.1(b) of the SRGL Disclosure Letter (the "Scheduled Litigation") or
(y) any Litigation brought by Members or other securityholders of SRGL, whether or not brought in the name of or on behalf of SRGL, following the date of this Agreement that alleges substantially similar facts, claims and bases for liability as the Scheduled Litigation that, only in the case of this clause (y), individually or in the aggregate would not, without giving effect to the exception provided in this clause (y), reasonably be expected to result in a SRGL Material Adverse Effect (for the avoidance of doubt, any Litigation or amendments to Scheduled Litigation not alleging substantially similar facts, claims and bases for liability as the Scheduled Litigation shall not be excluded from the definition of "SRGL Material Adverse Effect" solely by operation of this clause (iii)); (iv) any occurrence or condition arising out of the negotiation and execution of this Agreement or under the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, or the public announcement thereof (including any occurrence or condition arising out of the identity of or facts relating to Investors) or any ratings action taken by one or more of the national statistic ratings organizations rating SRGL or any of its Subsidiaries (other than a ratings action with respect to SALIC that would cause the condition contained in Section 7.2(c) not to be satisfied); and (v) any decrease in the market value of the equity in SRGL; provided, however, that this clause (v) shall not exclude any underlying event, change or circumstance that itself constitutes an SRGL Material Adverse Effect that may have resulted in or contributed to or is attributable to such decrease in the market value of the equity of SRGL.

     "SRGL Member Approval" shall have the meaning set forth in Section 3.19.

     "Standby Commitment Fee" shall have the meaning set forth in Section
8.3(a).

     "Subsequent Filings" shall mean any reports, schedules, forms, statements or other documents (including in each case, exhibits, amendments or supplements thereto and any other information incorporated by reference therein) filed with the SEC after the date of this Agreement, but prior to the Closing.

     "Subsidiary" of any person means another person 50% or more of the total combined voting power of all classes of capital stock or other voting interests of which, or 50% or more of the equity securities of which, is owned directly or indirectly by such first person.

     "Superior Proposal" shall have the meaning set forth in Section 5.2(g).

     "Tax Return" means any return, report, claim, certificate, form, statement, disclosure, declaration, election, information return, estimate or other document (including any related or supporting information attached and any amended materials provided with respect to any of the foregoing) supplied to, or filed with, a Governmental Entity with respect to Taxes.

     "Taxes" shall have the meaning set forth in Section 3.10.

     "Third Party" shall have the meaning set forth in Section 5.2(g).

     "Third Party Claim" shall have the meaning set forth in Section 9.5.

     "Threshold" shall have the meaning set forth in Section 9.4(a).

     "Transaction Documents" shall have the meaning set forth in the recitals.

     "Treasury Regulations" means the Treasury Regulations promulgated under the Code.

     "Valuation Bank" shall have the meaning set forth in Section 9.4(d).

     "Voting Agreement" shall have the meaning set forth in the recitals.

     "Warrants" shall have the meaning set forth in Section 3.2(a).

                                   ARTICLE II

                   ISSUANCE AND PURCHASE OF CONVERTIBLE SHARES

     SECTION 2.1. Special Meeting. (a) SRGL, acting through its Board of Directors, shall, (i) as promptly as practicable following the date hereof, duly call, give notice of, convene and hold a special meeting of the Members (the "Special Meeting") for the purpose of considering and taking action with respect to the transactions contemplated by the Transaction Documents, including (A) any approval of the issuance and terms of the Convertible Shares and the Ordinary Shares into which such Convertible Shares may be converted, required pursuant to the rules of The New York Stock Exchange, (B) approval of amendments to the Articles of Association of SRGL required to provide an exception from (x) the limitations on issuance and transfer of shares of SRGL in a manner that would cause a person to control shares of SRGL equal to or in excess of 10% of any class of shares, and (y) the voting cutback with respect to any person controlling shares of SRGL having 10% or more of voting rights, with respect to Investors, and any other person who, indirectly through or by attribution from Investors, is treated as controlling the Convertible Shares or any Ordinary Shares into which the Convertible Shares may be converted, (C) approval of amendments to the Memorandum of Association of SRGL to increase (x) the number of authorized Ordinary Shares to a number required for SRGL to have a sufficient number of authorized Ordinary Shares unissued and duly reserved for issuance upon conversion of all of the Convertible Shares (including any increase in such number of Ordinary Shares resulting from an indemnity claim by Investor Indemnitees under Article IX or otherwise any increase in such Ordinary Shares resulting from an adjustment made in accordance with the Convertible Shares Certificate of Designations), and, (y) if necessary, the number of authorized Preferred Shares to a number required for issuance of the Convertible Shares and the designation thereof and (D) approval of all other amendments to the Articles of Association of SRGL set forth in Section 2.1 of the SRGL Disclosure Letter or mutually agreed by SRGL and Investors and their respective counsel to be necessary or desirable in connection with the transactions contemplated hereby or by the other Transaction Documents, and (ii) within 30 days following the date of this Agreement (assuming Investors as promptly as reasonably practicable provide the information reasonably requested by SRGL for inclusion in the Disclosure Statement), prepare and file with the SEC under the Exchange Act, a Disclosure Statement in form and substance reasonably acceptable to Investors and use its best efforts to obtain and furnish the information required to be included by it in the Disclosure Statement and, after consultation with Investors, to respond promptly to any comments made by the SEC with respect to the Disclosure Statement and any preliminary version thereof and cause the Disclosure Statement to be mailed to the Members at the earliest practicable time. SRGL shall give Investors and their counsel a reasonable opportunity to review and comment on the Disclosure Statement (including any amendments, exhibits and supplements thereto) prior to its being filed with the SEC or disseminated to the Members. In addition, SRGL shall provide Investors and their counsel with any comments SRGL or its counsel may receive from the SEC or its staff with respect to the Disclosure Statement promptly after receipt of such comments and shall consult with Investors and their counsel prior to responding to such comments and shall give Investors and their counsel reasonable opportunity to review and comment on such responses prior to their being filed with, or submitted to, the SEC. Each of SRGL and Investors shall promptly correct any information provided by it for use in the Disclosure Statement, if and to the extent that it shall have become false or misleading in any material respect prior to the Special Meeting. SRGL shall cause the Disclosure Statement, as so corrected, to be filed with the SEC and to be disseminated to the holders of Ordinary Shares, in each case, as and to the extent required by applicable federal securities Laws.

     (b) Each Investor will provide SRGL with the information regarding itself required under applicable Law to be included in the Disclosure Statement promptly upon request.

     (c) The Board of Directors of SRGL has approved and shall recommend approval by the Members of the transactions contemplated by the Transaction Documents, including the approval by the Members of the matters set forth in
Section 2.1(a)(i) to the effect as set forth in Section 3.19, and shall not, before or after giving notice of the Special Meeting, make a Change in Recommendation other than pursuant to Section 5.2(d). Except as permitted pursuant to Section 5.2, the Disclosure Statement shall state that the Board of Directors of SRGL (i) has unanimously approved the designation, terms, authorization and issuance of the Convertible Shares and the authorization and issuance of the Ordinary Shares into which such Convertible Shares may be converted, in each case, to Investors, (ii) has unanimously determined that the issuance of the Convertible Shares (and the Ordinary Shares into which such Convertible Shares may be converted) to Investors is fair to SRGL and in the best interests of SRGL and its Members and (iii) unanimously recommends that the Members adopt and approve the transactions contemplated by this Agreement and the other Transaction Documents, as may be applicable, including approval of the matters set forth in Section 2.1(a)(i).

     SECTION 2.2. Closing. Subject to the provisions of Article VII, the closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of LeBoeuf, Lamb, Greene & MacRae LLP, 125 West 55th Street, New York, New York, as soon as practicable but in no event later than 10:00 a.m., on the date that is three business days after the day on which the last of the conditions set forth in Article VII shall have been satisfied or waived by the parties, or at such other place, at such other time or on such other date as Investors and SRGL may mutually agree. The date on which the Closing actually occurs is herein referred to as the "Closing Date".

     SECTION 2.3. Purchase of Convertible Shares. Subject to the satisfaction (or waiver) of the conditions set forth in Article VII below, at the Closing,
(a) SRGL shall issue and sell to MassMutual and MassMutual shall purchase from SRGL 500,000 Convertible Shares in exchange for the MassMutual Consideration, free and clear of all Liens (other than restrictions under applicable federal, foreign and state securities Laws), and (b) SRGL shall issue and sell to Cerberus and Cerberus shall purchase from SRGL 500,000 Convertible Shares in exchange for the Cerberus Consideration, free and clear of all Liens (other than restrictions under applicable federal, foreign and state securities Laws).

     SECTION 2.4. Deliveries. At the Closing, (a) MassMutual shall pay to SRGL cash in an amount equal to the MassMutual Consideration by wire transfer of immediately available funds to an account designated by SRGL pursuant to wire instructions previously provided by SRGL no later than at least two business days prior to the anticipated Closing Date and shall deliver to SRGL such other certificates and counterparts to agreements required by it to be delivered pursuant to Section 7.3 hereof, (b) Cerberus shall pay to SRGL cash in an amount equal to the Cerberus Consideration by wire transfer of immediately available funds to an account designated by SRGL pursuant to wire instructions previously provided by SRGL no later than at least two business days prior to the anticipated Closing Date and shall deliver to SRGL such other certificates and counterparts to agreements required by it to be delivered pursuant to Section
7.3 hereof, and (c) SRGL shall deliver to each Investor (i) a certificate or certificates (in definitive form) duly executed on behalf of SRGL registered in the name of such Investor (or its designee) representing the number of Convertible Shares purchased by such Investor from SRGL pursuant to this Agreement and (ii) such other certificates, opinions, counterparts to agreements, documents or instruments required by it to be delivered to such Investor pursuant to Section 7.2 hereof.

     SECTION 2.5. Restricted Stock, Restricted Stock Units and Stock Options. All restricted stock and restricted stock units issued under the 2004 Incentive Plan shall be fully vested, immediately prior to the Closing. The settlement of the vested restricted stock units at the Closing shall be in Ordinary Shares. Immediately prior to the Closing, all stock options issued under the 2004 Incentive Plan shall be fully exercisable and will remain in effect following the Closing subject to the terms of the 2004 Incentive Plan and the applicable award agreement.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF SRGL

     Except as otherwise disclosed in the corresponding section of the Disclosure Letter delivered by SRGL in connection with the execution and delivery of this Agreement, regardless of whether such representation or warranty specifically refers to the SRGL Disclosure Letter (the "SRGL Disclosure Letter"); provided, that any disclosure contained in any section of such Disclosure Letter shall qualify each other representation and warranty where it would be reasonably apparent that it should be an exception to such representation or warranty or be disclosed in such section of such Disclosure Letter, it being acknowledged and agreed by Investors that the disclosure of any matter set forth in the SRGL Disclosure Letter shall expressly not be deemed to constitute an admission by SRGL or any of its Subsidiaries, or otherwise imply, that any such matter rises to the level of a SRGL Material Adverse Effect or is otherwise material for purposes of this Agreement, SRGL hereby represents and warrants to Investors, as of the date hereof (except where such representation or warranty is expressly made as of another specific date), as follows:

     SECTION 3.1. Organization, Standing and Corporate Power. Except as set forth in Section 3.1 of the SRGL Disclosure Letter, SRGL and each of its Subsidiaries and each of the Special Purpose Vehicles is a corporation duly incorporated (or, if not a corporation, duly organized), validly existing and in good standing under the laws of the jurisdiction in which it is incorporated (or, if not a corporation, in which it is organized) and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Except as set forth in Section 3.1 of the SRGL Disclosure Letter, SRGL and each of its Subsidiaries and each of the Special Purpose Vehicles is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have an SRGL Material Adverse Effect. SRGL has made available to Investors in the Data Room complete and correct copies of its Memorandum of Association and Articles of Association and the equivalent organizational documents of each of its Subsidiaries and each of the Special Purpose Vehicles, in each case, as amended and in full force and effect as of the date of this Agreement.

     SECTION 3.2. Ordinary Capital Structure; Issuance of Shares. (a) The authorized share capital of SRGL consists solely of (i) 100,000,000 Ordinary Shares and (ii) 50,000,000 Preferred Shares. As of the date hereof, 60,554,104 Ordinary Shares, 5,000,000 Perpetual Preferred Shares and 5,750,000 Hybrid Capital Units are issued and outstanding. In addition, as of the date hereof, there are (i) Options outstanding which are exercisable for an aggregate of 1,892,519 Ordinary Shares, (ii) 821,187 Restricted Shares outstanding and (iii) Class A Warrants (the "Warrants") outstanding which are exercisable for an aggregate of 2,650,000 Ordinary Shares. Except as set forth above, no shares of capital stock of SRGL are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of SRGL are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive or similar rights.

     (b) Section 3.2(b) of the SRGL Disclosure Letter contains a true and complete schedule as of the date of this Agreement setting forth (as applicable)
(i) the holder, number, exercise or reference price, number of Ordinary Shares for which it is exercisable, vesting date and expiration date, in each case of each outstanding Option and each outstanding Warrant, respectively, (ii) the holder, number and number of shares for which it would be converted, in the case of each holder of Restricted Shares and (iii) the aggregate number of shares for which the Convertible Notes may be converted as of the date of this Agreement.

     (c) Except as set forth in Section 3.2(c) of the SRGL Disclosure Letter, there are no preemptive or similar rights on the part of any holder of any class of securities of SRGL or any of its Subsidiaries. Other than the Hybrid Capital Units and the securities listed in Section 3.2(c) of the SRGL Disclosure Letter, neither SRGL nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of SRGL or any such Subsidiary on any matter submitted to shareholders or a separate class of holders of capital stock. Except as set forth above and except for the securities listed in Section 3.2(b) or Section 3.2(c) of the SRGL Disclosure Letter, there are not any options, warrants, restricted stock, restricted stock units, calls, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which SRGL or any of its Subsidiaries is a party or by which any of them is bound (i) obligating SRGL or any of its Subsidiaries to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of the capital stock of SRGL or any of its Subsidiaries, any additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, SRGL or any of its Subsidiaries, (ii) obligating SRGL or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking, (iii) obligating SRGL or any of its Subsidiaries pursuant to any right of first offer, right of first negotiation, right of first refusal, co-sale or similar provisions or (iv) giving any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, SRGL or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of SRGL or any of its Subsidiaries to sell, repurchase, redeem or otherwise acquire or to register any shares of capital stock of, or other equity interests in, SRGL or any of its Subsidiaries. There are no proxies, voting trusts or other agreements or understandings to which SRGL or any of its Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, SRGL or any of its Subsidiaries. No Ordinary Shares or Preferred Shares are held by any wholly owned Subsidiary of SRGL.

     (d) As of the Closing, there will be 1,000,000 Convertible Shares authorized of which 1,000,000 shall be issued and outstanding and there will be 590,000,000 Ordinary Shares authorized. The issuance, sale and delivery of the Convertible Shares in accordance with this Agreement, and the issuance and delivery of the Ordinary Shares issuable upon conversion of the Convertible Shares, will be on or prior to the Closing, duly authorized by all necessary corporate action on the part of SRGL, and all such Ordinary Shares will be duly reserved for issuance. As of the Closing, a number of Ordinary Shares shall have been duly authorized and reserved for issuance which equals or exceeds 130% of the maximum number of Ordinary Shares issuable upon conversion of the Convertible Shares. The Convertible Shares when issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, and the Ordinary Shares issuable upon conversion of the Convertible Shares, when issued upon such conversion, will be duly and validly issued, fully paid and nonassessable, free and clear of any Liens (other than restrictions under applicable United States federal and state, and any foreign, securities Laws) with the holders being entitled to all rights accorded to a holder of Ordinary Shares under Cayman Islands law and the organizational documents of SRGL. No person has any preemptive right or right of first refusal which would be triggered by reason of the issuance of the Convertible Shares or the Ordinary Shares issuable upon conversion of the Convertible Shares.

     SECTION 3.3. Subsidiaries. Section 3.3 of the SRGL Disclosure Letter lists each Subsidiary of SRGL and each Special Purpose Vehicle, and in each case, its capitalization and its jurisdiction of organization. All the outstanding shares of capital stock of each Subsidiary of SRGL have been validly issued and are fully paid and nonassessable (and no such shares are subject to preemptive or similar rights) and, except as set forth in Section 3.3 of the SRGL Disclosure Letter and except for Scottish Re Life Corporation, of which SRGL indirectly owns 95% of the outstanding capital stock, are wholly-owned beneficially and as of record by SRGL, by one or more Subsidiaries of SRGL or by SRGL and one or more such Subsidiaries, free and clear of all Liens.

     SECTION 3.4. Authority. SRGL has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents, and, subject to obtaining the SRGL Member Approval and required regulatory approvals, as contemplated by this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the other Transaction Documents. The execution, delivery and performance of this Agreement and the other Transaction Documents by SRGL and the consummation by SRGL of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of SRGL, other than the SRGL Member Approval. Each of this Agreement and the Voting Agreement has been and at the Closing, the Registration Rights and Shareholders Agreement and the Convertible Shares Certificate of Designations will be, duly executed and delivered by SRGL and, assuming due authorization, execution and delivery of this Agreement, the Voting Agreement and the Registration Rights and Shareholders Agreement by Investors, constitute or will constitute, as the case may be, valid and binding obligations of SRGL, enforceable against SRGL in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Subject to obtaining the SRGL Member Approval, SRGL will have at the Closing all requisite corporate power to issue and sell the Convertible Shares to Investors and to issue the Ordinary Shares issuable upon conversion of the Convertible Shares.

     SECTION 3.5. Noncontravention; Consents. Except as set forth in Section 3.5 of the SRGL Disclosure Letter, the execution and delivery of this Agreement and the other Transaction Documents by SRGL do not, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents including, without limitation, the issuance of the Convertible Shares or the issuance of Ordinary Shares upon conversion of the Convertible Shares will not,
(i) conflict with any of the provisions of the Memorandum of Association and Articles of Association of SRGL or the comparable organizational documents of any of its Subsidiaries or any of the Special Purpose Vehicles, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default under (with or without notice or lapse of time, or both), give rise to a right of termination or acceleration, or result in the creation of any Lien on any property or asset of SRGL or any of its Subsidiaries under, any agreement, permit, franchise, license or instrument to which SRGL or any of its Subsidiaries or any Special Purpose Vehicle is a party or (iii) subject to the matters referred to in the next sentence, contravene any Law applicable to SRGL or any of its Subsidiaries or any Special Purpose Vehicle, which, in the case of clauses (ii) and (iii) above, would have an SRGL Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any court, administrative agency or commission or other governmental or regulatory authority or agency, political subdivision, instrumentality or any securities exchange, in any jurisdiction (a "Governmental Entity"), and no consent, approval or authorization of any third party, is required by or with respect to SRGL or any of its Subsidiaries or any Special Purpose Vehicle in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents or the consummation by SRGL of the transactions contemplated hereby or thereby, including, without limitation, the issuance of the Convertible Shares or the issuance of Ordinary Shares upon conversion of the Convertible Shares except for (a) the filing of premerger notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and such other merger filings as are considered necessary by Investors and SRGL, based on information relating to Investors, (b) the approvals, filings and notices required under the insurance Laws of the jurisdictions set forth in Section 3.5 of the SRGL Disclosure Letter, and (c) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.5 of the SRGL Disclosure Letter.

     SECTION 3.6. SEC Reports; Financial Statements. (a) Since December 31, 2003, SRGL has filed all forms, reports, schedules, statements and other documents (including exhibits thereto) with the SEC relating to periods commencing on or after such date required to be filed by it pursuant to the United States federal securities laws and the SEC rules and regulations promulgated thereunder (such forms, reports, schedules, statements and other documents, in each case, as amended, supplemented or superceded, together with any documents filed during such period by SRGL with the SEC on a voluntary basis on Form 8-K, in each case, together with any other information incorporated therein, being hereinafter referred to as the "SEC Filings"), and, as of their respective dates, each of the SEC Filings complied, and each of the Subsequent Filings will comply, in all material respects with all applicable requirements of the United States federal securities laws and the rules and regulations promulgated thereunder, and do not contain, and in the case of any Subsequent Filings, will not contain, in each case after taking into account all prior SEC Filings of SRGL at the time of such filing, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) SRGL has made available to Investors in the Data Room true and complete copies of (i) the audited consolidated balance sheets of SRGL and its Subsidiaries as of December 31, 2003, 2004 and 2005 (collectively, the "GAAP December Balance Sheets") and, in each case, the related consolidated (if applicable) statements of income, comprehensive income, shareholders' equity and cash flows for the years then ended, together with the notes to such financial statements, (ii) the unaudited consolidated balance sheet of SRGL and its Subsidiaries as of September 30, 2006 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the nine months then ended, together with the notes to such financial statements (collectively, the "September 2006 GAAP Statements"), and (iii) the unaudited balance sheet and related income statement of each of the Special Purpose Vehicles as of September 30, 2006. Except as set forth in the notes thereto and except as otherwise permitted by the requirements applicable to the preparation of Quarterly Reports on Form 10-Q under the Exchange Act, the GAAP December Balance Sheets and September 2006 GAAP Statements were prepared, and any financial statements contained in any Subsequent Filing will be prepared, in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods presented and fairly present, or will fairly present, as the case may be, in all material respects the consolidated financial position of SRGL and its consolidated Subsidiaries, as of the dates thereof and the consolidated (if applicable) results of their respective operations and cash flows for the periods then ended in conformity with GAAP (subject, in the case of the September 2006 GAAP Statements, to normal year-end adjustments).

     (c) SRGL has made available to Investors in the Data Room true and complete copies of the (i) balance sheets of each Insurance Subsidiary as of December 31, 2003, 2004 and 2005 and the related statement of operations and statement of cash flows for the years then ended (the "December SAP Statements") and (ii) balance sheets of each Insurance Subsidiary as of March 31, 2006, June 30, 2006 and September 30, 2006 and the related statement of operations and statement of cash flows for the three months then ended (the "Quarterly SAP Statements"), in each case to the extent such Insurance Subsidiary (A) was a Subsidiary of SRGL during such period and (B) is required by applicable Law to prepare such balance sheets and statements, and in each case as filed with the Governmental Entity charged with supervision of insurance companies of such subsidiary's jurisdiction of domicile (the "Insurance Regulator"). Except as set forth in
Section 3.6 of the SRGL Disclosure Letter, the foregoing financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by such Insurance Regulator applied on a consistent basis ("SAP") and present fairly, to the extent required by and in conformity with SAP, except as set forth in the notes, exhibits or schedules thereto, in all material respects the statutory financial condition of such Insurance Subsidiary at their respective dates and the results of operations and cash flows of such Insurance Subsidiary for each of the periods then ended (subject, in the case of the Quarterly SAP Statements, to normal year-end adjustments). Except as indicated therein, all assets that are reflected as admitted assets in the foregoing financial statements comply in all material respects with all applicable insurance Laws with respect to admitted assets.

     SECTION 3.7. No Undisclosed Liabilities. There are no liabilities or obligations of SRGL or any of its Subsidiaries or any Special Purpose Vehicle of any kind, whether accrued, contingent, absolute, determinable, known or unknown or otherwise, other than (i) liabilities and obligations reflected or disclosed in the September 2006 GAAP Statements, in accordance with GAAP consistently applied, (ii) liabilities or obligations incurred pursuant to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, (iii) liabilities or obligations incurred on or prior to September 30, 2006 that would not be required by GAAP, consistently applied, to be reflected or disclosed on the September 2006 GAAP Statements, and (iv) liabilities or obligations incurred in the ordinary course of business consistent with past practice (after taking into account events occurring following the second fiscal quarter of 2006) since September 30, 2006 and in an amount not in excess, individually or in the aggregate, of $7,500,000, other than liabilities and obligations incurred in the ordinary course of business consistent with past practice (after taking into account events occurring following the second fiscal quarter of 2006) under Reinsurance Agreements existing as of the date of this Agreement.

     SECTION 3.8. Absence of Certain Changes or Events. Since December 31, 2005, except as disclosed in the Exchange Act Reports and except as set forth in
Section 3.8 of the SRGL Disclosure Letter, (x) SRGL and its Subsidiaries and the Special Purpose Vehicles have carried on and operated their respective businesses in the ordinary course of business consistent with past practices (after taking into account events occurring following the second fiscal quarter of 2006) and (y) there has not occurred (i) any event or change having a SRGL Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of SRGL's outstanding capital stock other than regular dividend payments and contract adjustment payments on the Perpetual Preferred Shares and the Hybrid Capital Units, as applicable, (iii) any change in accounting methods, principles or practices by SRGL or any of its Subsidiaries materially affecting its assets or liabilities, except insofar as may have been required by Law or required or permitted by a change in applicable GAAP or SAP, or (iv) other than as disclosed to Investors in the Data Room, taken any action taken by SRGL or any of its Subsidiaries through the date hereof that, if taken during the period from the date hereof through the Closing Date, would constitute a breach of
Section 5.1.

     SECTION 3.9. Benefit Plans. (a) Each Employee Benefit Plan and each employment, consulting, termination and severance contract for active, retired or former employees or directors of SRGL and its Subsidiaries currently in effect or pursuant to which SRGL or any of its Subsidiaries has ongoing obligations (each such contract and agreement, an "Employment Agreement") is listed in Section 3.9 of the SRGL Disclosure Letter. SRGL has delivered or made available in the Data Room to Investors and their counsel true and complete copies of all material documents in connection with each Employee Benefit Plan and each Employment Agreement, including, where applicable, (i) all Employee Benefit Plans and Employment Agreements as in effect on the date hereof, together with all amendments thereto, including, in the case of any Employee Benefit Plan or Employment Agreement not set forth in writing, a written description thereof; (ii) all current summary plan descriptions, summaries of material modifications, and material communications; (iii) all current trust agreements (and all amendments thereto and the latest financial statements thereof); (iv) the most recent IRS determination letter, if any, obtained with respect to each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code or exempt under Section 501(a) or 501(c)(9) of the Code; (v) the annual report on Internal Revenue Service Form 5500 or 990 for each of the last two years for each Employee Benefit Plan required to file such form; (vi) the two most recently prepared actuarial valuation reports; (vii) the most recently prepared financial statements; and

(viii) all contracts and agreements relating to each Employee Benefit Plan, including service provider agreements, insurance contracts, annuity contracts, investment management agreements, subscription agreements, participation agreements, recordkeeping agreements and collective bargaining agreements.

     (b) Each Employee Benefit Plan (including any related trust) is in compliance in all material respects with all applicable Laws and has been administered and operated in all material respects in accordance with its terms.

     (c) Each Employee Benefit Plan of SRGL and its Subsidiaries which is intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of SRGL, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination.

     (d) Full payment has been made of all amounts which SRGL and its Subsidiaries were required under the terms of the Employee Benefit Plans of SRGL and its Subsidiaries to have paid as contributions to such Employee Benefit Plans on or prior to the date hereof (excluding any amounts not yet due) and all amounts not yet due but required to be accrued on SRGL's or any of its Subsidiaries' financial statements have been properly accrued.

     (e) No Employee Benefit Plan of SRGL or its Subsidiaries which is subject to Part 3 of Subtitle B of Title I of ERISA has incurred any "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived and no Employee Benefit Plan has applied for or obtained a waiver from the Internal Revenue Service.

     (f) Neither SRGL nor any of its Subsidiaries or any other "disqualified person" or "party in interest" (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively), has engaged in any transaction in connection with any Employee Benefit Plan of SRGL that could reasonably be expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA or a material tax pursuant to Section 4975(a) of the Code.

     (g) Neither SRGL nor any of its Subsidiaries has maintained any Employee Benefit Plan (other than an Employee Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code or a U.K. pension scheme listed in Section 3.9 of the SRGL Disclosure Letter) which provides benefits with respect to Employees or former employees following their termination of service with SRGL (other than as required pursuant to Section 601 of ERISA). Each Employee Benefit Plan of SRGL and its Subsidiaries subject to the requirements of Section 601 of ERISA has been operated in substantial compliance therewith, except where the failure to so comply would not have a SRGL Material Adverse Effect.

     (h) No Employee Benefit Plan of SRGL or its Subsidiaries that is subject to Title IV of ERISA has been terminated or is or has been the subject of termination proceedings pursuant to Title IV of ERISA and resulted, or would result, in an obligation by SRGL or its Subsidiaries to make future contributions to such Employee Benefit Plan. Except as required to comply with applicable Law, neither SRGL nor any of its Subsidiaries has any commitment, or stated any intention, to create, modify or terminate any Employee Benefit Plan. Neither SRGL nor any of its Subsidiaries has caused any condition or circumstance that could reasonably be expected to result in a material increase in benefits under or expense of maintaining any Employee Benefit Plan for the level of benefits or expense incurred for the most recent fiscal year ended thereof.

     (i) No Employee Benefit Plan of SRGL or its Subsidiaries is a "multiemployer plan" (as defined in Section 3(37) of ERISA) and SRGL has not been obligated to contribute to any multiemployer plan.

     (j) Except as set forth in Section 3.9(j) of the SRGL Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not constitute a triggering event under any Benefit Plan, Employment Agreement or otherwise that (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in benefit to any employee or former employee or director of SRGL or any of its Subsidiaries. Except as set forth in Section3.9(j) of the SRGL Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent event) result in any payment that would constitute an "excess parachute payment" for purposes of Sections 280G or 4999 of the Code.

     (k) SRGL and its Subsidiaries have been and are being operated in all material respects in compliance with all Laws in any jurisdiction relating to employees and employment practices, including employment standards, workplace safety and insurance and occupational health and safety, workers' compensation, human rights, labor relations or pay equity. Other than routine claims for benefits, there are no pending or outstanding material written claims or complaints, assessments, actions, causes of action, claims, complaints, demands, orders, prosecutions or suits nor, to the Knowledge of SRGL, are there any threatened or anticipated claims or complaints, against SRGL, any of its Subsidiaries or any of its directors, officers or agents in relation to any Laws in any jurisdiction relating to employees, including employment standards, human rights, labor relations, occupational health and safety, workers' compensation or pay equity. To the Knowledge of SRGL, nothing has occurred that might lead to a claim or complaint against SRGL or any of its Subsidiaries, under any such Laws. There are no outstanding Orders or settlements or pending settlements that place any obligation upon SRGL or any of its Subsidiaries to do or refrain from doing any act in respect of their employees.

     SECTION 3.10. Taxes. (a) Other than as would not in the aggregate have an SRGL Material Adverse Effect and, with respect to the Special Purpose Vehicles, to the Knowledge of SRGL: (i) all Tax Returns required to be filed on or before the Closing Date (after taking into account all applicable extensions to file) with respect to SRGL, each of its Subsidiaries and each Special Purpose Vehicle have been filed; (ii) all Taxes reportable on such returns and reports or otherwise due and payable by SRGL, any of its Subsidiaries or any Special Purpose Vehicle have been or will be timely paid except to the extent any such Taxes are being contested in good-faith by current administrative or judicial proceedings, or, with respect to any Tax period or portion thereof ending on or before September 30, 2006, are specifically and adequately reflected or otherwise disclosed as Tax liabilities in the September 2006 GAAP

Statements; (iii) all such Tax Returns were true, correct and complete when filed; (iv) except as set forth in Section 3.10 of the SRGL Disclosure Letter, no audit or other administrative proceeding or court proceeding in any jurisdiction exists, has been initiated or has been threatened in writing with regard to Taxes or Tax Returns of SRGL, any of its Subsidiaries or any Special Purpose Vehicle; (v) no Liens (other than Permitted Liens) for Taxes exist with respect to any of the assets or properties of SRGL or any of its Subsidiaries or any Special Purpose Vehicle; (vi) except as set forth in Section 3.10 of the SRGL Disclosure Letter, none of SRGL, any of its Subsidiaries or any Special Purpose Vehicle is party to or bound by any Tax allocation, sharing, indemnity (entered into in connection with a material transaction with a third party) or similar agreement; (vii) none of SRGL, any of its Subsidiaries or any Special Purpose Vehicle has entered into any transaction that has been identified as a "listed transaction" as defined in Treasury Regulation ss.1.6011-4(b)(2) by the Internal Revenue Service pursuant to published guidance; (viii) the transactions contemplated by this Agreement will not trigger any income or gain to SRGL, any of its Subsidiaries or any Special Purpose Vehicle for federal income tax purposes under section 355(e) of the Code in respect of a distribution by any Subsidiary of SRGL occurring prior to the Closing; (ix) no United States Subsidiary of SRGL is or has been during the five-year period ending on the date hereof, a "United States real property holding corporation" as defined in
Section 897(c)(2) of the Code; and (x) except as set forth in Section 3.10 of the SRGL Disclosure Letter, no United States Subsidiary of SRGL has been a member of an affiliated, combined or unitary group filing a consolidated federal income Tax return or a consolidated, combined or unitary state Tax return (other than a group the common parent of which was a Subsidiary of SGRL) or has any liability for the Taxes of any person (other than an affiliate of the Company) under Treasury Regulation ss.1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee.

     (b) No material deficiencies for any Taxes have been proposed, asserted or assessed against SRGL or any of its Subsidiaries or, to the knowledge of SRGL, any Special Purpose Vehicle that are not specifically and adequately reflected or otherwise disclosed as Tax liabilities in the September 2006 GAAP Statements, and no requests for waivers of the time to assess any such Taxes have been granted or are pending.

     Notwithstanding any provision of this Agreement to the contrary, none of SRGL and each of its Subsidiaries makes any representation or warranty with respect to any matter relating to Taxes or liabilities or obligations relating to Taxes except to the extent set forth in this Section 3.10.

     As used in this Agreement, "Taxes" shall include all income, property, sales, excise, employment, payroll, withholding and other taxes, tariffs or governmental charges of any nature whatsoever imposed by any Governmental Entity (together with any interest or penalty, addition to Tax or additional amount imposed with respect thereto).

     SECTION 3.11. Compliance with Applicable Laws. (a) SRGL and each of its Subsidiaries and each of the Special Purpose Vehicles has in full force and effect all material approvals, authorizations, consents, franchises, licenses, permits and rights required by any Governmental Entity (collectively, "Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted. SRGL and its Subsidiaries and the Special Purpose Vehicles are, and since December 31, 2003, each of them has been, in compliance in all material respects with all applicable Laws.

     (b) Since December 31, 2003, SRGL, its Subsidiaries and the principal executive officer and the principal financial officer of SRGL have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the "Sarbanes-Oxley Act"), (ii) the applicable provisions of the Exchange Act, and (iii) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange. The principal executive officer and the principal financial officer of SRGL have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each SEC Filing filed by SRGL. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither SRGL nor any of its affiliates has directly or indirectly extended or maintained credit, arranged for the extension of credit, renewed an extension of credit or materially modified an extension of credit in the form of personal loans to any executive officer or director (or equivalent thereof) of SRGL or any of its Subsidiaries. SRGL has delivered or made available to Investors in the Data Room copies of all certifications, sub-certifications, and minutes of Board of meetings of the Board of Directors and committees thereof relating to the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and to the Knowledge of SRGL, no complaints or allegations have been made, which, if true, would conflict with or otherwise prevent such certifications from being made.

     (c) SRGL has (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to SRGL is made known to the management of SRGL by others within SRGL, and (ii) has disclosed, based on its most recent evaluation, to SRGL's outside auditors and the audit committee of the Board of Directors of SRGL (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect SRGL's ability to record, process, summarize and report financial data, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in SRGL's internal controls over financial reporting. A summary of any of these disclosures made by management to SRGL's outside auditors and audit committee is set forth in Section 3.11(c) of the SRGL Disclosure Letter.

     (d) SRGL has delivered or made available to Investors in the Data Room copies of any written notifications it has received since December 31, 2003 of a
(i) "reportable condition" or (ii) "material weakness" in SRGL's internal controls. For purposes of this Agreement, the terms "reportable condition" and "material weakness" shall have the meanings assigned to them in the Statements of Auditing Standards No. 60, as in effect on the date hereof. SRGL has delivered or made available to Investors in the Data Room copies of all management letters and internal control letters delivered in connection with
Section 404 of the Sarbanes-Oxley Act.

     (e) Since December 31, 2003, to the Knowledge of SRGL, neither SRGL, nor any of its Subsidiaries, nor any director, officer, agent, employee or other person acting on behalf of SRGL or any of its Subsidiaries has, in the course of its actions for, or on behalf of, SRGL (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

     SECTION 3.12. Litigation. Except as disclosed in the Exchange Act Reports or set forth in Section 3.12 of the SRGL Disclosure Letter, there is no suit, action, litigation, claim, investigation, inquiry, hearing, petition, grievance, complaint, controversy, proceeding or arbitration (collectively, "Litigation") pending or, to the Knowledge of SRGL, threatened in writing against or affecting SRGL or any of its Subsidiaries or any Special Purpose Vehicle that would have an SRGL Material Adverse Effect, nor is there any judgment, decree, injunction ruling, writ or arbitration award or other award (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Entity) or order of any Governmental Entity or arbitrator (each, an "Order") outstanding against SRGL or any of its Subsidiaries or any Special Purpose Vehicle that would have an SRGL Material Adverse Effect.

     SECTION 3.13. Reserves. SRGL has made available to Investors in the Data Room true and complete copies of all actuarial reports prepared by third party consultants that are in the possession of SRGL or any of its Subsidiaries relating to the reserves of any of the Insurance Subsidiaries or Special Purpose Vehicles as of any date on or after December 31, 2005. The policy reserves of SRGL and its Insurance Subsidiaries recorded in the December SAP Statements, as of the date thereof: (a) have been computed in all material respects in accordance with presently accepted actuarial standards consistently applied and prepared in accordance with applicable SAP, consistently applied; (b) have been based on actuarial assumptions that are consistent in all material respects with applicable contract provisions; (c) have been computed on the basis of assumptions consistent with those used to compute the corresponding items in such financial statements; and (d) meet the requirements of applicable insurance Laws in all material respects. Notwithstanding the forgoing or any other provision of this Agreement (including Sections 3.6 and 3.7), SRGL is not making any representations, express or implied, in or pursuant to this Agreement concerning the adequacy or sufficiency of reserves.

     SECTION 3.14. Contracts. (a) Except as listed in Section 3.14(a) of the SRGL Disclosure Letter (including the index to the Data Room contained therein, dated as of November 21, 2006) and except for any agreements or contracts filed as exhibits to the Exchange Act Reports, neither SRGL nor any of its Subsidiaries is a party to or bound by:

     (i) any agreement relating to indebtedness with third parties where the amount as to which SRGL or any of its Subsidiaries is, or may become, obligated is in excess of $500,000;

     (ii) any joint venture, partnership, limited liability company or other similar agreement or arrangement;

     (iii) any agreement relating to the acquisition or disposition of any business or real property (whether by merger, sale of stock, sale of assets, 100% indemnity or assumption reinsurance or otherwise, but excluding ordinary course investment activities);

     (iv) other than intercompany agreements between SRGL and/or its Subsidiaries, any agreement entered into with (A) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of SRGL or any of its Subsidiaries, (B) any person 5% or more of the outstanding voting securities of which are directly or indirectly owned, controlled or held with power to vote by SRGL or any of its Subsidiaries or (C) any current or former director or officer of SRGL or any of its Subsidiaries or any "associates" or members of the "immediate family" (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange
Act) of any such director or officer;

     (v) any agreement that limits or restricts either the type of business in which SRGL or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business (including any covenant not to compete or, except for confidentiality agreements entered into by SRGL or any of its Subsidiaries since December 31, 2003, not to solicit employees) or which contains any standstill or similar provision or could require the disposition of any assets or line of business of SRGL or its Subsidiaries;

     (vi) any agreement containing a right of first refusal, first offer or first negotiation in respect of assets, businesses or shares of capital stock of SRGL or any of its Subsidiaries;

     (vii) any Employee Benefit Plan;

     (viii) any agreement (other than Employee Benefit Plans) with any current or former employee, director, officer or consultant of SRGL or any of its Subsidiaries under which SRGL or its subsidiaries may have ongoing or future payment obligations for services rendered or to be rendered;

     (ix) any (A) real property or personal property leases and (B) agreement providing for the sale or exchange of, or option to sell or exchange, any Leased Real Property, or for the purchase or exchange of, or option to purchase or exchange, any real estate.

     (x) any agreement (other than reinsurance agreements where Subsidiaries of SRGL are the reinsurer entered into in the ordinary course of business) that cannot be canceled upon fewer than 60 days' notice without penalty, premium or other liability or that provides for continuing indemnification obligations of SRGL or any of its Subsidiaries, in each case in excess of $500,000 in any fiscal year;

     (xi) any agreement with any Governmental Entity other than in the ordinary course of business consistent with past practices (after taking into account events occurring following the second fiscal quarter of 2006);

     (xii) any agreement relating to any interest rate, currency or commodity derivatives or hedging transaction;

     (xiii) any agreement (including keepwell agreements among any Subsidiaries of SRGL) under which (A) any person has directly or indirectly guaranteed any liabilities or obligations of SRGL or any of its Subsidiaries or (B) SRGL or any of its Subsidiaries has directly or indirectly guaranteed liabilities or obligations of any other person;

     (xiv) any agreements with "most-favored nations" pricing or other terms;

     (xv) any other agreement (A) the termination or breach of which or the failure to obtain consent in respect of which is reasonably likely to be material to SRGL or any of its Subsidiaries, or (B) pursuant to which SRGL or any of its Subsidiaries is required to pay or is scheduled to receive (assuming full performance pursuant to the terms thereof) $5,000,000 or more during any 12-month period following the date of this Agreement;

     (xvi) any agreement for the purchase of goods, services, equipment or machinery in excess of $1,000,000;

     (xvii) any agreement relating to capital expenditures of SRGL and/or its Subsidiaries in excess of $500,000 in any fiscal year, or $1,000,000 in the aggregate;

     (xviii) any agreement containing "change of control" provisions triggered by the execution of this Agreement or the consummation of the transactions contemplated hereby; or

     (xix) any other agreement that SRGL or any of its Subsidiaries has filed or would be required to describe in any Exchange Act Report, or to file as an exhibit thereto under Items 401 or 601(b)(10) of Regulation S-K under the Exchange Act.

     (b) The material agreements, commitments, arrangements and plans listed or required to be listed in Section 3.14(a) of the SRGL Disclosure Letter or the agreements, commitments, arrangements and plans filed as exhibits to Exchange Act Reports are referred to herein as the "Contracts". All of the Contracts that are required to be filed as exhibits to the Exchange Act Reports have been so filed as exhibits thereto.

     (c) Each Contract and each reinsurance or retrocession agreement under which business is currently ceded or under which new business may be ceded to which any Insurance Subsidiary is a party (a "Reinsurance Agreement") is a valid and binding agreement of SRGL or one or more of its Subsidiaries, as the case may be, and is in full force and effect, and none of SRGL, any of its Subsidiaries or, to the Knowledge of SRGL, any other party thereto is in default or breach in any material respect under the terms of, or has provided any written notice of any intention to terminate, any such Contract or Reinsurance Agreement and, to the Knowledge of SRGL, no event or circumstance has occurred, or will occur by reason of the execution of this Agreement or the consummation of any of the transactions contemplated hereby, that, with notice or lapse of time or both, would constitute any event of default thereunder or would result in a termination thereof. True, correct and complete copies of each Contract and Reinsurance Agreements representing in the aggregate at least 75% of the in-force business of SRGL and its Subsidiaries (including all modifications and amendments thereto and waivers thereunder) have been made available to Investors in the Data Room or have been filed as exhibits to the Exchange Act Reports.

     SECTION 3.15. Insurance. Section 3.15 of the SRGL Disclosure Letter contains a true, complete and correct list of all currently in effect and most recently expired liability, property and casualty, employee liability, directors and officers liability, surety bonds, key man life insurance and other similar insurance contracts of SRGL and its Subsidiaries that insure the business, properties, operations or affairs of SRGL or its Subsidiaries or affect or relate to the ownership, use or operations of SRGL's or its Subsidiaries' assets or properties and the amount of coverage, insurance carrier, policy number and deductible or self-insured retention under each such insurance contract. All premiums due on all such insurance contracts of SRGL and its Subsidiaries have been paid, SRGL and its Subsidiaries have complied in all material respects with the terms and conditions of each such insurance contract, no notice of termination or cancellation of any such insurance contract has been received and all such insurance contracts are in full force and effect. Investors have been provided with a complete and accurate copy of the signed application for new or renewal insurance currently pending or most recently bound, and no false or misleading affirmations were made in any such application. Investors have also been provided with complete and accurate copies of all reservation of rights letters, carrier coverage position letters, or denial of coverage letters relating to any currently pending claim. To the Knowledge of SRGL, no event has occurred that, with notice or the lapse of time or both, would constitute a breach or default under, or permit termination of, any insurance policy of SRGL, and there has been no threatened termination or non-renewal of, or material premium increase with respect to, any insurance policy of SRGL. All Litigation for which coverage is provided under any of SRGL's insurance policies has been properly reported to the applicable insurer.

     SECTION 3.16. Intellectual Property. (a) Section 3.16(a) of the SRGL Disclosure Letter sets forth all material Intellectual Property owned by SRGL or any of its Subsidiaries (the "Owned Intellectual Property"). No person other than SRGL, its Subsidiaries and the Special Purpose Vehicles owns or has any other right in or to, or has claimed any ownership or other right in or to, any Owned Intellectual Property.

     (b) Except as set forth in Section 3.16(b) of the SRGL Disclosure Letter, to the Knowledge of SRGL, the conduct of the business of SRGL and its Subsidiaries does not infringe upon or misappropriate the Intellectual Property of any third party. To the Knowledge of SRGL, there are no infringements or misappropriations of the Owned Intellectual Property by any third party or, to the Knowledge of SRGL, any infringements or misappropriations by any third party of any of the material Intellectual Property used by SRGL, any of its Subsidiaries or any Special Purpose Vehicle that is not Owned Intellectual Property.

     (c) Except as set forth in Section 3.16(c) of the SRGL Disclosure Letter, there are no material claims pending, or to the Knowledge of SRGL, threatened:
(i) alleging that the business of SRGL, any of its Subsidiaries or any Special Purpose Vehicle as currently conducted infringes upon or constitutes an unauthorized use of the Intellectual Property of any third party; (ii) alleging that the Owned Intellectual Property is being infringed by any third party; or
(iii) challenging the ownership, validity or enforceability of the Owned Intellectual Property.

     (d) Except as set forth in Section 3.16(d) of the SRGL Disclosure Letter, SRGL or one of its Subsidiaries has taken all actions reasonably necessary to ensure protection of the Owned Intellectual Property under applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances). Each of SRGL and its Subsidiaries has taken all actions reasonably necessary to maintain the secrecy of all confidential Intellectual Property used in the business of SRGL and its Subsidiaries (including requiring the execution of valid and enforceable agreements by employees or any other person to whom such confidential Intellectual Property is made available). To the Knowledge of SRGL, none of SRGL or its Subsidiaries is using or enforcing any material Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Owned Intellectual Property.

     SECTION 3.17. Insurance Regulatory Matters. (a) SRGL has made available to Investors in the Data Room true and complete copies of all financial examination, market conduct or other reports of U.S. state insurance departments with respect to any U.S. Insurance Subsidiary and any equivalent reports of Insurance Regulators with respect to any non-U.S. Insurance Subsidiaries or Special Purpose Vehicles, in each case, which have been completed since January 1, 2003. Since January 1, 2003, no violations material to the financial condition of any Insurance Subsidiary or Special Purpose Vehicle have been asserted in writing by any Insurance Regulator, other than any violation which has been cured or otherwise resolved to the satisfaction of such Insurance Regulator or which is no longer being pursued by such Insurance Regulator following a response by the relevant Insurance Subsidiary or Special Purpose Vehicle.

     (b) SRGL has delivered or made available to Investors in the Data Room true and complete copies of all material registrations, filings, notifications and submissions made since January 1, 2003 by any Insurance Subsidiary or Special Purpose Vehicle with any Insurance Regulator. All Insurance Subsidiaries and Special Purpose Vehicles have filed or notified all reports, statements, documents, registrations, filings, notifications or submissions required to be filed by them with or notified by them to, as the case may be, any Insurance Regulator since January 1, 2003, and all such reports, statements, documents, registrations, filings, notifications or submissions were in all material respects true, complete and accurate when filed.

     (c) None of SRGL, any of its Subsidiaries nor any Special Purpose Vehicle is in default under or in violation of any Order, stipulation, decree, award or judgment entered into with or issued by any Insurance Regulator; nor has any of SRGL, any of its Subsidiaries or any Special Purpose Vehicle received any notice of any such default or violation that remains uncorrected.

     (d) Section 3.17(d) of the SRGL Disclosure Letter sets forth each of the Subsidiaries of SRGL conducting any insurance or reinsurance business (the "Insurance Subsidiaries") and lists the jurisdiction of domicile of each Insurance Subsidiary.

     SECTION 3.18. Brokers. No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Duff & Phelps, LLC, the fees and expenses of which will be paid by SRGL and which fees are set forth in Section 3.18 of the SRGL Disclosure Letter, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of SRGL or any affiliate.

     SECTION 3.19. Board and Member Approval. The Board of Directors of SRGL, at a meeting duly called and held, has taken unanimous action to (a) duly and validly approve and take all corporate action required to be taken by the Board of Directors to authorize the issuance of the Convertible Shares and the Ordinary Shares into which such Convertible Shares may be converted to Investors, the terms of the Convertible Shares and the consummation of the transactions contemplated hereby, (b) resolve that the issuance of the Convertible Shares and the Ordinary Shares into which such Convertible Shares may be converted to Investors is fair to SRGL and in the best interests of SRGL and its Members and (c) subject to the other terms and conditions of this Agreement, resolve to recommend that the Members (i) vote at the Special Meeting in favor of SRGL entering into the transactions contemplated by the Transaction Documents, including the issuance of the Convertible Shares and the Ordinary Shares into which such Convertible Shares may be converted to Investors, the terms of the Convertible Shares and any related matters and (ii) approve and adopt the transactions contemplated by the Transaction Documents, including approval of the matters set forth in Section 2.1(a)(i), and none of the aforesaid actions by the Board of Directors of SRGL has been amended, rescinded or modified. The approval of the transactions contemplated hereby and by the Transaction Documents, including approval of the matters set forth in Section 2.1(a)(i) by the affirmative vote at the Special Meeting of Members representing at least 66 ?% of the outstanding Ordinary Shares entitled to vote at the Special Meeting, voting together as a single class (the "SRGL Member Approval"), is the only approval of the holders of any class or series of the capital stock or any other securities of SRGL or any of its Subsidiaries required to approve the transactions contemplated by the Transaction Documents.

     SECTION 3.20. Takeover Statute. (a) No state "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation is applicable to the issuance of the Convertible Shares to Investors or the other transactions contemplated by this Agreement and the other Transaction Documents.

     (b) The Boards of Directors of SRGL and its Subsidiaries have taken all necessary action to render any potentially applicable anti-takeover or similar statute, regulation or provision of the Memorandum of Association and Articles of Association (or other comparable instrument), or other organizational or constitutive document or governing instrument of SRGL or any of its Subsidiaries, inapplicable to this Agreement and the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents.

     SECTION 3.21. Information. The Disclosure Statement, together with the documents incorporated by reference therein, as of the date it or any amendment or supplement thereto is mailed to the Members, and as of the time of the Special Meeting taken together with any amendments or supplements thereto as of such date, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Disclosure Statement and all other Disclosure Documents will comply as to form in all respects with all applicable Laws.

     SECTION 3.22. Properties; Absence of Liens. (a) Neither SRGL nor any of its Subsidiaries owns any real property. SRGL or one of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by SRGL or any of its Subsidiaries (the "Leased Real Property"), free and clear of all Liens except for any Permitted Liens. SRGL or one of its Subsidiaries has the right to use and occupy the Leased Real Property for the full term of the lease or sublease relating thereto, except for any failure which would not be material to SRGL and its Subsidiaries take as a whole.

     (b) With respect to the Leased Real Property, (i) each of the agreements by which SRGL or any of its Subsidiaries has obtained a leasehold interest in such Leased Real Property (each, a "Lease") is set forth in Section 3.22 of the SRGL Disclosure Letter and is in full force and effect in accordance with its respective terms and SRGL or one of its Subsidiaries is the holder of the lessee's or tenant's interest thereunder, (ii) to the Knowledge of SRGL, there exists no default under any Lease and no circumstance exists which, with the giving of notice, the passage of time or both, could result in such a default, and (iii) there are no leases, subleases, licenses concessions or any other contracts granting to any person or entity other than SRGL or any of its Subsidiaries any right to the possession, use, occupancy or enjoyment of any Leased Real Property or any portion thereof, except which would not have a SRGL Material Adverse Effect.

     SECTION 3.23. Affiliate Transactions. Between the date of SRGL's proxy statement for its 2006 annual meeting of Members filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by SRGL pursuant to Item 404 of Regulation S-K under the Exchange Act.

     SECTION 3.24. Opinions of Financial Advisors. SRGL has received written opinions from Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Duff & Phelps, LLC, each dated the date of this Agreement, and each to the effect that as of the date hereof, the MassMutual Consideration and the Cerebus Consideration, taken in the aggregate, to be received by SRGL pursuant to this Agreement, is fair, from a financial point of view, to SRGL. True and complete signed copies of such opinions have been delivered to Investors.

     SECTION 3.25. Broker-Dealer Subsidiaries. (a) Neither SRGL nor any of its Subsidiaries is a securities broker or dealer, as defined in the Exchange Act, other than the Subsidiary of SRGL listed in Section 3.25(a) of the SRGL Disclosure Letter, which is organized and resident under the Laws of the U.S. or a state thereof (the "Broker-Dealer Subsidiary"). The Broker-Dealer Subsidiary is a member in good standing of the National Association of Securities Dealers Inc. (the "NASD") or other U.S. broker-dealer self-regulating associations (and, if so, a listing of each such association). No other Subsidiary of SRGL is required by the nature of its activities to be registered as a broker-dealer under the Exchange Act or under the Laws of any state or other jurisdiction or to be a member in good standing of the NASD or other broker-dealer self-regulating associations under any other applicable Laws.

     (b) The Broker-Dealer Subsidiary is duly registered and licensed as a broker-dealer under the Exchange Act and under any state, federal or foreign broker-dealer or similar Laws pursuant to which the Broker-Dealer Subsidiary is required to be registered. As of the date of this Agreement, neither the Broker-Dealer Subsidiary, nor any of its officers, directors or employees, has been convicted of any crime or has been the subject of any disciplinary proceedings or Orders of any Governmental Entity, and, to the Knowledge of SRGL, no such disciplinary proceeding or Order is pending or threatened.

     SECTION 3.26. Private Placement. Neither SRGL nor any person acting on SRGL's behalf has sold or offered to sell or solicited any offer to buy the Convertible Shares by means of any form of general solicitation or advertising within the meaning of Rule 502 under the Securities Act. Neither SRGL nor any person acting on behalf of SRGL has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security of SRGL under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D in connection with the offer and sale by SRGL of the Convertible Shares as contemplated hereby or (ii) cause the offering of the Convertible Shares and the Ordinary Shares into which the Convertible Shares may be converted pursuant to this Agreement to be integrated with prior offerings by SRGL for purposes of any applicable Law or Member approval requirements, including, without limitation, under the rules and regulations of the New York Stock Exchange. None of SRGL or its Subsidiaries or any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require the registration of any of the Convertible Shares and the Ordinary Shares into which the Convertible Shares may be converted under the Securities Act or cause the offering to be integrated with the other offerings for purposes of any applicable Law or Member approval requirements. Neither SRGL nor any of its Subsidiaries is an "investment company" as defined in the Investment Company Act, or is registered or required to be registered thereunder. SRGL is not a United States real property holding corporation within the meaning of the Foreign Investment in Real Property Tax Act of 1980. No consent, license, permit, waiver approval or authorization of, or designation, declaration, registration or filing with, the SEC or any state securities regulatory authority is required in connection with the offer, sale, issuance or delivery of the Convertible Shares and the Ordinary Shares into which the Convertible Shares may be converted, other than the possible filing of a Form D with the SEC. Assuming the accuracy of the representations and warranties made by Investors in this Agreement, the offer and issuance by SRGL of the Convertible Shares is exempt from registration under the Securities Act.

     SECTION 3.27. Acknowledgment Regarding Investors' Purchase of SRGL Securities. SRGL acknowledges and agrees that Investors are acting solely in the capacity of arm's length purchasers with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby. SRGL further acknowledges that Investors are not acting as financial advisors or fiduciaries of SRGL (or in any similar capacity) with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby and any advice given by Investors or any of their respective representatives or agents in connection with this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to Investors' purchase of the Convertible Shares. SRGL further represents to Investors that SRGL's decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby and thereby by SRGL and its representatives.

     SECTION 3.28. Convertible Shares Certificate of Designations. The Convertible Shares Certificate of Designations will, at the Closing, have been duly authorized by SRGL. Upon the issuance and delivery of the Convertible Shares in accordance with this Agreement, the Convertible Shares will be convertible at the option of the holder thereof into Ordinary Shares in accordance with the terms of this Agreement and the Convertible Shares Certificate of Designations.

     SECTION 3.29. Manipulation of Price. SRGL has not, and to its Knowledge no person acting on its behalf has, in violation of applicable securities Laws, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of SRGL, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Convertible Shares or Ordinary Shares into which such Convertible Shares may be converted, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of SRGL.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF INVESTORS

     Except as otherwise disclosed in this Agreement or the corresponding section of the Disclosure Letter delivered by such Investor in connection with the execution and delivery of this Agreement, regardless of whether such representation or warranty specifically refers to the applicable Investor Disclosure Letter (the "MassMutual Disclosure Letter" and the "Cerberus Disclosure Letter" respectively and together, the "Investor Disclosure Letters"); provided, that any disclosure contained in any section of such Disclosure Letter shall qualify each other representation and warranty where it would be reasonably apparent that it should be an exception to such representation or warranty or be disclosed in such section of such Disclosure Letter, it being acknowledged and agreed by SRGL that the disclosure of any matter set forth in the Investor Disclosure Letters shall expressly not be deemed to constitute an admission by either Investor or any of its Subsidiaries, or otherwise imply, that any such matter rises to the level of an Investor Material Adverse Effect or is otherwise material for purposes of this Agreement. Each Investor, severally, but not jointly, represents and warrants to SRGL as of the date hereof (except where such representation or warranty is expressly made as of another specific date), as follows:

     SECTION 4.1. Organization, Standing and Corporate Power. Such Investor is a corporation duly incorporated (or, if not a corporation, duly organized), validly existing and in good standing under the laws of the jurisdiction in which it is incorporated (or, if not a corporation, in which it is organized) and has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Such Investor is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified (individually or in the aggregate) would not have an Investor Material Adverse Effect on such Investor. Such

Investor has made available to SRGL complete and correct copies of its formation documents, as amended and in full force and effect as of the date of this Agreement.

     SECTION 4.2. Authority. Such Investor has the requisite company power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, subject to the receipt of the SRGL Member Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party by such Investor and the consummation by such Investor of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of such Investor. No action by the members, shareholders or limited partners of such Investor is necessary to authorize the execution and delivery by such Investor of this Agreement and the other Transaction Documents to which it is a party and the consummation by such Investor of the transactions contemplated hereby and thereby. Each of this Agreement and the Voting Agreement has been and at the Closing, the Registration Rights and Shareholders Agreement will be, duly executed and delivered by such Investor and, assuming due authorization, execution and delivery of this Agreement and the other Transaction Documents by SRGL and the other Investor, if a party thereto, constitute or will constitute, as the case may be, valid and binding obligations of such Investor, enforceable against such Investor in accordance with their respective terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     SECTION 4.3. Noncontravention; Consents. The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by such Investor do not, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party will not,
(i) conflict with any of the provisions of the governing documents of such Investor or the governing documents of any of its Subsidiaries, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default under (with or without notice or lapse of time, or both) give rise to a right of termination or acceleration under, or result in the creation of any Lien on any property or asset of such Investor or any of its Subsidiaries under, any agreement, permit, franchise, license or instrument to which such Investor or any of its Subsidiaries is a party or (iii) subject to the matters referred to in the next sentence, contravene any Law applicable to such Investor or any of its Subsidiaries, which, in the case of clauses (ii) and (iii) above, would have an Investor Material Adverse Effect on such Investor. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity, and no consent, approval or authorization of any third party is required by or with respect to such Investor or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party by such Investor or the consummation by such Investor of any of the transactions contemplated hereby and thereby, except for (a) the filing of premerger notification and report forms under the HSR Act and such other merger filings as are considered necessary by Investors and SRGL, based on information relating to Investors, which filings are set forth in Section 4.3 of the Investor Disclosure Letter of such Investor,
(b) the approvals, filings and
notices required under the insurance Laws of the jurisdictions set forth in
Section 4.3 of the Investor Disclosure Letter of such Investor, and (c) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 4.3 of the Investor Disclosure Letter of such Investor.

     SECTION 4.4. Litigation. There is no Litigation pending or, to the Knowledge of such Investor, threatened against or affecting such Investor or any affiliate of such Investor that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) would have an Investor Material Adverse Effect on such Investor. Neither such Investor nor any of its affiliates nor, to the Knowledge of such Investor, any officer, director or employee of such Investor or any of its affiliates has been permanently or temporarily enjoined or barred by any Order of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the business conducted by SRGL or any of its Subsidiaries that could reasonably be expected to have a material adverse effect on the ability of such Investor to consummate any of the transactions contemplated by this Agreement.

     SECTION 4.5. Brokers. No broker, investment banker, financial advisor or other person, other than Citigroup, Inc. and Morgan Stanley Incorporated, the fees and expenses of which will be paid by Investors or their respective affiliates, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents to which it is a party based upon arrangements made by or on behalf of such Investor or any affiliate.

     SECTION 4.6. Available Funds. (a) Only MassMutual represents and warrants that the MassMutual Equity Commitment Letter has been delivered to SRGL, is in full force and effect, and is a valid and binding obligation of the signatory thereto enforceable in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. SRGL acknowledges the limitations on the obligations of Massachusetts Mutual Life Insurance Company contained in the MassMutual Equity Commitment Letter.

     (b) Only Cerberus represents and warrants that the Cerberus Equity Commitment Letter has been delivered to SRGL, is in full force and effect, and is a valid and binding obligation of the signatory thereto enforceable in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. SRGL acknowledges the limitations on the obligations of Cerberus Capital Management, L.P. contained in the Cerberus Equity Commitment Letter.

     (c) Such Investor will have no later than the business day prior to the anticipated Closing Date sufficient funds available to pay the MassMutual Consideration (in the case of MassMutual) or the Cerberus Consideration (in the case of Cerberus) on the terms and conditions contemplated by this Agreement, to consummate the other transactions contemplated by this Agreement and to pay all associated costs and expenses required to be paid by such Investor.

     SECTION 4.7. Information. None of the information supplied or to be supplied by or on behalf of such Investor in writing specifically for inclusion or incorporation by reference in the Disclosure Statement or any other Disclosure Documents will, at the respective times filed with the SEC and, in addition, in the case of the Disclosure Statement, at the date it or any amendment or supplement thereto is mailed to the Members, and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     SECTION 4.8. No Public Sale or Distribution. Such Investor (a) is acquiring the Convertible Shares and (b) upon conversion of the Convertible Shares will acquire the Ordinary Shares issuable upon conversion of the Convertible Shares, for its own account for investment purposes only and not with a view towards, or for resale in connection with, the public sale or distribution thereof; provided, however, that by making the representation and warranty herein, such Investor does not agree to hold any of such Convertible Shares or Ordinary Shares for any minimum or other specific term and reserves the right to dispose of such Convertible Shares or Ordinary Shares, in accordance with the Convertible Shares Certificate of Designations, at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

     SECTION 4.9. Accredited Investor Status. Such Investor is an "accredited investor" (as that term is defined in Rule 501(a) of Regulation D).

     SECTION 4.10. Restricted Securities. Such Investor acknowledges that the Convertible Shares to be purchased by such Investor must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

     SECTION 4.11. Access to Data and Management. Such Investor has had an opportunity to discuss SRGL's business, management and financial affairs with SRGL's management and had access to the data provided in the Data Room.

     SECTION 4.12. Tax Matters. (a) Such Investor does not own (i) directly or
(ii) to the actual knowledge of the individual(s) listed with respect to such Investor in Section 4.12(a) of the Investor Disclosure Letter of such Investor, indirectly or pursuant to the attribution or constructive ownership rules of section 958 of the Code (as applied for purposes of section 954(d)(3) of the Code), in the aggregate, more than 50 percent of the total voting power or total value of all classes of stock of SRGL.

     (b) Only Cerberus represents and warrants that there are no persons that are listed as ceding companies on the list of all treaties and cedents of SRGL and its Subsidiaries provided to Cerberus by Laura Kelly on November 21, 2006 that are direct investors in any

Cerberus Fund that is a foreign corporation or foreign partnership (within the meaning of section 958 (a)(2) of the Code) and that will acquire Convertible Shares pursuant to this Agreement.

     (c) Only Cerberus represents and warrants that the list of entities in which Cerberus (together, in some cases, with other affiliated funds) holds a 10% or greater interest, provided to SRGL by Julie Goosman on November 21, 2006, is a true and accurate list of such entities as of September 1, 2006 and will be updated prior to the Closing.

     (d) Only MassMutual represents and warrants that the aggregate gross premium paid or otherwise received by the Insurance Subsidiaries of SRGL relating to any policy of insurance or reinsurance issued by any such Insurance Subsidiary that (i) directly insures MassMutual or any person related to MassMutual within the meaning of section 954(d)(3) of the Code (an "Insured MassMutual Party") or, (ii) to the actual knowledge of the individual(s) listed in Section 4.12(a) of the MassMutual Disclosure Letter, indirectly insures any Insured MassMutual Party, in the aggregate, did not exceed $150 million during the period beginning January 1, 2006 and ending on the date hereof. To the actual knowledge of the individual(s) listed in Section 4.12(a) of the MassMutual Disclosure Letter, Section 4.12(d) of the MassMutual Disclosure Letter (which will be provided by MassMutual to SRGL within two days of the date hereof) lists all the insurance or reinsurance contracts described in clause (i) or (ii) of the preceding sentence.

                                   ARTICLE V

                    COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 5.1. Conduct of Business of SRGL. During the period from the date of this Agreement and continuing until the Closing Date, SRGL agrees as to itself and each of its Subsidiaries that (except (i) as permitted or required by Section 5.1(b) or any other provision of this Agreement, (ii) as set forth in
Section 5.1 of the SRGL Disclosure Letter, (iii) as required by any applicable Law, (iv) as required by a Governmental Entity of competent jurisdiction or (v) with the prior written consent of Investors) (a) SRGL shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and shall use its commercially reasonable efforts
(1) to preserve intact its business organization and goodwill and relationships with cedents, producers, Governmental Entities, rating agencies, financing counterparties, bond insurers and financial guarantors, customers, suppliers, distributors, creditors, lessors, employees and others having business dealings with it, (2) to keep available the services of its current officers and key employees on terms and conditions substantially comparable to those currently in effect, and (3) to maintain its current rights and franchises, subject to the terms of this Agreement, and (b) SRGL will not and will cause each of its Subsidiaries and each of the Special Purpose Vehicles not to:

     (i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of SRGL's outstanding Ordinary Shares (which shall not limit payments in respect of regular dividend payments and contract adjustment payments on the Perpetual Preferred Shares and the Hybrid Capital Units), (B) split, combine or reclassify, except with respect to the Hybrid Capital Units, any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock of SRGL or any of its Subsidiaries or any rights, warrants, commitments, subscriptions or options to acquire any such shares;

     (ii) authorize for issuance, issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, options, warrants, commitments, subscriptions or any other securities or rights of any kind to acquire any capital stock, except to SRGL or its wholly-owned Subsidiaries or reprice any options or warrants with respect to any shares of its capital stock;

     (iii) amend or propose to amend its memorandum of association, articles of association or other comparable organizational documents;

     (iv) amalgamate or consolidate with or acquire any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing;

     (v) (A) other than pursuant to any agreement with Investors or their affiliates, incur any indebtedness for borrowed money or guarantee or otherwise become responsible for any such indebtedness of another person, in each case in excess of $1,000,000, (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to SRGL or to any direct or indirect wholly-owned Subsidiary of SRGL and loans and advances to agents and employees in the ordinary course of business consistent with past practice (after taking into account events occurring following the second fiscal quarter of 2006), other than pursuant to Reinsurance Agreements entered into in the ordinary course of business consistent with past practice (after taking into account events occurring following the second fiscal quarter of 2006) and other than as to such matters related to the investment portfolio of SRGL or any of its Subsidiaries in the ordinary course of business consistent with past practice (after taking into account events occurring following the second fiscal quarter of 2006), (C) waive or forgive any indebtedness in excess of $1,000,000 or other material obligation of any other person owed to SRGL or any of its Subsidiaries or waive any material right available to SRGL or any of its Subsidiaries, (D) assume, guarantee, endorse or otherwise become responsible for the obligations of any other person, except in the ordinary course of business consistent with past practice (after taking into account events occurring following the second fiscal quarter of 2006), or (E) permit to occur a material uncured default or event of default under any of its credit facilities entered into on or after the date hereof;

     (vi) (A) surrender any right to claim a material Tax refund or credit, offset or other material reduction in Tax liability or (B) settle any Tax audit, file an amended Tax Return, make or amend any Tax election, consent to any extension of the limitations period applicable to any Tax claim or assessment except, in the case of any act described in clause (B) for acts taken that will not materially reduce the value of the Convertible Shares or the value of the business of

SRGL and its Subsidiaries; provided that, notwithstanding any other provision of this Agreement, in connection with any United States federal income Tax audit of SRGL or any of its Subsidiaries, a representative designated by Investors shall be entitled to receive copies of all correspondence and documents relating to such audit or any proposed adjustment resulting therefrom; to review and comment on all correspondence and documents submitted by SRGL in connection with such audit or proposed adjustment; to receive updates regarding the conduct of the audit, including prompt reports of any substantive meeting or conversation with any representative of the Internal Revenue Service, and to have the right, upon request of Investors' representative, to have a single legal or Tax accounting advisor attend, as an observer, any substantive meetings with representatives of the Internal Revenue Service that Investors reasonably believe external advisors would normally attend; and, SRGL shall not enter into any settlement, file any amended Tax return in connection with such audit or admit any fault or liability without the express written prior consent of the representative designated by Investors, which consent shall not be unreasonably withheld;

     (vii) make any material change in accounting methods, principles or practices used by SRGL or any of its Subsidiaries, except insofar as may be required by applicable Law or by a change in applicable GAAP or SAP;

     (viii) make any capital expenditures in excess of $1,000,000 in the aggregate;

     (ix) sell or dispose of any of its assets or properties, other than sales or dispositions in the ordinary course of business consistent with past practices (after taking into account events occurring following the second fiscal quarter of 2006), and in an amount not greater than $1,000,000, or sales or dispositions required by any Contract in effect on the date of this Agreement;

(x) (A) amend, terminate or assign any Contract other than in the ordinary course of business consistent with past practice, (B) waive any benefit of, or agree to modify in any respect, or fail to enforce, or consent to any matter with respect to which consent is required under, any confidentiality, standstill or similar agreement to which SRGL or any of its Subsidiaries is a party, or (C) enter into any new agreement, arrangement or understanding that, if in existence on the date hereof, would constitute, or be deemed to constitute, a Contract;

     (xi) grant any increase in the compensation or benefits of any Employees except (A) in the ordinary course of business consistent with past practice, (B) for the retention agreements set forth in Section 5.1 of the SRGL Disclosure Letter, (C) for such actions as are permitted or required by an existing agreement, including any Employee Benefit Plan, or (D) for purposes of updating or complying with Section 409A of the Code, the Pension Plan Protection Act or other legislation or regulation;

     (xii) establish or announce any intention to amend (except to the extent required by applicable Law) or establish any Employee Benefit Plan or enter into any Employment Agreement;

     (xiii) other than in the ordinary course of business consistent with past practice, commence, settle or compromise any material Litigation (each, a "Proceeding") or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material Proceeding, except for any such settlements that are within the insured limits of insurance policies with respect to such claims;

     (xiv) fail to file with the SEC any annual report on Form 10-K or quarterly report on Form 10-Q prior to or within ten days after the filing deadline established by the SEC in General Instruction A. of the applicable Form as such deadline may be extended in accordance with Rule 12b-25 under the Exchange Act as currently in effect;

     (xv) terminate, cancel, amend or modify, or fail to maintain or renew any insurance policies maintained by it covering SRGL or its Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

     (xvi) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of SRGL or any of its Subsidiaries;

     (xvii) take any actions or omit to take any actions that would or would be reasonably likely to (A) result in any of the conditions to the consummation of the transaction contemplated hereby set forth in Article VII not being satisfied, or (B) materially impair the ability of SRGL or Investors to consummate the transaction contemplated hereby in accordance with the terms hereof or materially delay such consummation;

     (xviii) abandon, dedicate to the public, convey title to or grant licenses under (other than in the ordinary course of business consistent with past practice) any Owned Intellectual Property owned by SRGL or any of its Subsidiaries;

     (xix) terminate the employment of the Employees listed in Section 5.1(b)(xix) of the SRGL Disclosure Letter or replace any such Employees or their successors, whether due to termination of such Employee's employment by SRGL or its Subsidiaries or otherwise, unless such replacement is reasonably satisfactory to Investors;

     (xx) enter into, amend, modify or supplement any Reinsurance Agreement; or

     (xxi) agree to take any of the foregoing actions.

     SECTION 5.2. Acquisition Proposals. (a) From the date of this Agreement until the Closing Date or, if earlier, the termination of this Agreement in accordance with its terms, SRGL shall not (whether directly or indirectly through affiliates, advisors, agents or other intermediaries), and SRGL shall direct its and its Subsidiaries' respective officers, directors, affiliates, employees, members, partners, shareholders, advisors, representatives or other agents retained by or otherwise acting on behalf of SRGL or its Subsidiaries and affiliates (collectively, "Representatives") not to, directly or indirectly, (i) solicit, initiate, accept, seek, encourage, induce or facilitate (including by way of furnishing non-public information) any inquiries or the making or submission of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, or cooperate in any way with any inquiry, proposal or offer from any other person relating to, that has the purpose of, or that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) continue or participate or engage in discussions or negotiations with, or disclose any information or data relating to SRGL or its Subsidiaries or afford access to the properties, books or records of SRGL or its Subsidiaries to, or otherwise cooperate with, any person that has made an Acquisition Proposal or to any person that has disclosed to SRGL that it is considering making an Acquisition Proposal, (iii) accept an Acquisition Proposal or enter into any agreement or agreement in principle or letter of intent, providing for or relating to an Acquisition Proposal or enter into any agreement or agreement in principle or letter of intent requiring SRGL to abandon, terminate or fail to consummate the transactions contemplated hereby, or (iv) grant any waiver or release under any standstill, confidentiality or similar agreement entered into by SRGL, its Subsidiaries or any of their respective representatives. Notwithstanding any Change in Recommendation, Investors shall have the option, exercisable within five business days after such Change in Recommendation, to cause the Board of Directors of SRGL to submit this Agreement to the Members for the purpose of approving the transactions contemplated by the Transaction Documents including approval of the matters set forth in Section 2.1(a)(i) and giving the SRGL Member Approval. If Investors exercise such option, Investors shall not be entitled to terminate this Agreement pursuant to Section 8.1(h). If Investors fail to exercise such option, SRGL may terminate this Agreement pursuant to and in accordance with Section 8.1(i). SRGL shall (1) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons or their representatives conducted prior to the date of this Agreement with respect to any Acquisition Proposal and will request the prompt return or destruction of any confidential information previously furnished to such persons in connection therewith, and (2) promptly inform its representatives of the obligations undertaken in this Section 5.2. Without limiting the foregoing, any violation of the restrictions set forth in this
Section 5.2 by any Representative of SRGL or any of its Subsidiaries, whether or not such person is purporting to act on behalf of SRGL or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.2 by SRGL.

     (b) Notwithstanding the foregoing, prior to the receipt of the SRGL Member Approval, SRGL may, in response to a bona fide written Acquisition Proposal that was unsolicited and did not otherwise result from a breach of Section 5.2(a), and subject to compliance with Section 5.2(d) and (e):

     (x) furnish information with respect to SRGL and its Subsidiaries to the person making such Acquisition Proposal and its representatives pursuant to and in accordance with a confidentiality agreement containing terms and conditions no less restrictive than those contained in the Confidentiality Agreements, provided that such confidentiality agreement shall not contain any provisions that would prevent SRGL from complying with its obligation to provide the required disclosure to Investors pursuant to Section 5.2(c), and provided further that all such information provided to such person has previously been provided to Investors or is provided to Investors prior to or concurrently with the time it is provided to such person; and

     (y) participate in discussions or negotiations with such person and its representatives regarding such Acquisition Proposal;

provided, in each case, that the Board of Directors of SRGL determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that (i) the failure to furnish such information or participate in such discussions or negotiations would breach its fiduciary duties to SRGL and/or the Members under applicable Law, and (ii) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.

     (c) As promptly as practicable after the receipt by SRGL of any Acquisition Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, and in any case within 24 hours after the receipt thereof, SRGL shall provide oral and written notice to Investors of (i) such Acquisition Proposal or inquiry, (ii) the identity of the person making any such Acquisition Proposal or inquiry, and (iii) the material terms and conditions of any such Acquisition Proposal or inquiry (including, any amendments or modifications thereto). SRGL shall keep Investors fully informed on a current basis of the status of any such Acquisition Proposal, including, any changes to the terms and conditions thereof, and promptly provide Investors with copies of all written correspondence or other communications and other written materials, and summaries of all oral correspondence or other communications, sent or provided to or by SRGL and its representatives in connection with any Acquisition Proposal.

     (d) Neither the Board of Directors of SRGL nor any committee thereof shall, directly or indirectly, (i) withdraw, modify or change its recommendation with respect to the transactions contemplated by the Transaction Documents, including the issuance of the Convertible Shares to Investors (a "Change in Recommendation") or (ii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that may reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding the foregoing, at any time prior to the SRGL Member Approval, the Board of Directors of SRGL may, in response to a Superior Proposal, effect a Change in Recommendation, provided that the Board of Directors of SRGL determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to do so would breach its fiduciary duties to the Members under applicable Law (taking into consideration any proposal by Investors to amend the terms of this Agreement), and provided, further, that the Board of Directors of SRGL may not effect such a Change in Recommendation unless (A) the Board of Directors of SRGL shall have first provided prior written notice to Investors that it is prepared to effect a Change in Recommendation in response to a Superior Proposal at least three business days prior to taking such action, which notice shall attach the most current version of any written agreement relating to the transaction that constitutes such Superior Proposal, and (B) Investors do not make, within three business days after the receipt of such notice, a proposal that the Board of Directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to the Members as such Superior Proposal; provided that within such three business day period, none of SRGL, its Subsidiaries or any of their respective representatives shall take or propose to take any of the actions restricted or otherwise contemplated by Section 5.2(a) or disclose the substance or terms of any discussions or negotiations conducted among Investors and SRGL and their respective representatives during such three business day period. SRGL agrees that, during the three business day period prior to its effecting a Change in Recommendation, SRGL and its representatives shall negotiate in good faith with Investors and their respective representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Investors.

     (e) SRGL agrees that it will deliver to Investors a new written notice of an Acquisition Proposal with respect to each Acquisition Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Acquisition Proposal to the Members and that a new three business day period shall commence for purposes of this Section 5.2 with respect to each such materially revised or modified Acquisition Proposal from the time Investors receive the written notice of the Acquisition Proposal with respect thereto.

     (f) Nothing contained in this Section 5.2 shall prohibit SRGL or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Acquisition Proposal or making any disclosure required by applicable Law or any disclosure to the Members if the Board of Directors determines in good faith, by resolution duly adopted after consultation with its outside counsel, that the failure to make such disclosure would breach its fiduciary duties to the Members or SRGL under applicable Law, provided, however that neither the Board of Directors of SRGL nor any committee thereof shall, except as expressly permitted by Section 5.2(d), effect a Change in Recommendation or approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal.

     (g) For purposes of this Agreement:

     "Acquisition Proposal" means any proposal or offer or any indication of interest in making a proposal or offer in respect of a (i) merger, scheme of arrangement, share exchange, reorganization, tender or exchange offer, consolidation or other business combination involving SRGL or any of its Subsidiaries, (ii) an acquisition of 9.9% or more of the then-outstanding equity securities or other capital stock of SRGL or any of its Subsidiaries, (iii) an acquisition of equity securities, or of debt securities or other securities convertible into or exchangeable for equity securities of SRGL or any of its Subsidiaries, which would, after giving effect to such conversion or exchange, constitute more than 9.9% of the outstanding equity securities or other capital stock of SRGL and its Subsidiaries, (iv) the issuance of debt securities having a principal amount of more that $75 million individually or in the aggregate, except as permitted pursuant to Section 5.1 during the term of this Agreement,
(v) a sale, transfer, conveyance, lease or disposal of all or any significant portion of the assets of SRGL and its Subsidiaries in one transaction or a series of related transactions, (vi) a liquidation or dissolution of SRGL and its Subsidiaries or the adoption of a plan of liquidation or dissolution by SRGL and its Subsidiaries, (vii) an agreement, understanding or other arrangement providing for the occurrence of individuals who at the beginning of such period constituted the Board of Directors or other governing body of SRGL (together with any new directors whose election to such Board of Directors or whose nomination for election by the Members was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), ceasing for any reason to constitute a majority of such Board of Directors then in office or (viii) any other transaction in lieu of, or which would intend to impede or prevent, the transactions contemplated by the Transaction Documents.

     "Superior Proposal" means any bona fide written proposal or offer and not subject to any financing contingency made by a Third Party in respect of an Acquisition Proposal, which if and to the extent such proposal is for (x) an acquisition of voting equity securities of SRGL, is for the acquisition of no less than 100% of the total outstanding voting equity securities of SRGL

(on a fully diluted and as converted basis) or (y) an issuance of equity or debt securities or other securities convertible into or exchangeable or exercisable for voting equity securities of SRGL or any of its Subsidiaries, is for an issuance of no more than 68.75% of the total outstanding voting equity securities of SRGL or any of its Subsidiaries (on a fully diluted and as converted basis) after giving effect to such transaction and will provide SRGL and/or its Subsidiaries with proceeds of at least $600,000,000, and in any event containing terms and conditions that the Board of Directors determines in good faith, by resolution duly adopted after consultation with its outside counsel and a financial advisor of nationally recognized reputation, would result in a transaction that (A) if consummated, would be more favorable to the Members than the transactions contemplated by this Agreement, including the issuance of the Convertible Shares to Investors, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by Investors to amend the terms of this Agreement), and (B) is reasonably capable of being consummated on the terms so proposed, without significant incremental delay or cost, taking into account all financial, regulatory, legal and other aspects of such proposal.

                                   ARTICLE VI

                                OTHER AGREEMENTS

     SECTION 6.1. Access to Information; Confidentiality. SRGL and its Subsidiaries shall afford to Investors and to the respective officers, directors, employees, affiliates, financing sources and authorized advisors, representatives and other agents of Investors reasonable access during the period prior to the Closing Date to all of its properties, facilities, books, contracts, commitments, records, data, systems, personnel, consultants (including actuarial consultants), auditors and advisors and, during such period, SRGL and its Subsidiaries shall furnish to Investors and to their respective officers, directors, employees, affiliates financing sources and authorized advisors representatives and other agents such information concerning its business, properties, financial condition, operations and personnel as Investors may from time to time reasonably request, other than any such properties, books, contracts, commitments, records and information that (a) are subject to an attorney-client or other legal privilege which SRGL and its legal counsel reasonably believe will be impaired by such disclosure or (b) are subject to an obligation of confidentiality, provided that SRGL will use commercially reasonable efforts to have any such obligation of confidentiality waived if Investors so request. In addition, notwithstanding the foregoing, in fulfilling its obligations under this Section 6.1, neither SRGL nor any of its Subsidiaries shall be required to (i) violate any applicable Law or (ii) furnish or otherwise make available to Investors customer-specific data or competitively sensitive information relating to areas of their business in which Investors or their respective affiliates compete against SRGL or any of its Subsidiaries. Furthermore, Investors shall not, without the prior written consent of SRGL, which consent shall not be unreasonably withheld, conditioned or delayed, contact or communicate with any vendor, customer, Employee or other business partner of SRGL with respect to or in connection with the transactions contemplated hereby. Investors agree that their access to such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of SRGL and its Subsidiaries.

     All requests for access or information pursuant to this Section 6.1 shall be directed to such person or persons as SRGL shall designate. Without limiting the terms thereof, the Confidentiality Agreements shall govern the obligations of the respective Investors party thereto and their respective officers, directors, employees, affiliates, financing sources and authorized advisors, representatives and other agents with respect to all information of any type furnished or made available to them pursuant to this Section 6.1.

     SECTION 6.2. Consents, Approvals and Filings. (a) The parties will each use their commercially reasonable efforts, and will cooperate fully with each other
(i) to comply as promptly as practicable with all requirements of Governmental Entities applicable to the transactions contemplated by this Agreement and the other Transaction Documents, (ii) to obtain as promptly as practicable all necessary permits, Orders or other consents, approvals or authorizations of Governmental Entities and consents or waivers of all third parties necessary in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, and (iii) otherwise to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party and its Subsidiaries with respect to the transactions contemplated by this Agreement and the other Transaction Documents, including the issuance of the Convertible Shares to Investors and to consummate the transactions contemplated by the Transaction Documents as promptly as practicable. In connection therewith, the parties will make and cause their respective affiliates to make all legally required filings as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by this Agreement, and will provide and will cause their respective affiliates to provide such information and communications to Governmental Entities as such Governmental Entities may request. Each of the parties shall provide to the other parties copies of all applications or other communications to Governmental Entities in connection with this Agreement in advance of the filing or submission thereof.

     (b) Without limiting the generality of the foregoing, as promptly as practicable, but in any event within 30 days after the date hereof, each party shall use commercially reasonable efforts to file with all applicable Governmental Entities any requests for approval of the transactions contemplated by this Agreement required to be obtained by such party, and all such requests shall include all required exhibits. A reasonable time prior to furnishing any written materials to any Governmental Entity in connection with the transactions contemplated by this Agreement, the party making such filing shall furnish the other parties with a copy thereof, and such other parties shall have a reasonable opportunity to provide comments thereon. Each party shall give to the other parties prompt written notice if it receives any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, and, in the case of any such notice or communication which is in writing, shall promptly furnish such other parties with a copy thereof. If any Insurance Regulator requires that a hearing be held in connection with any such approval, the applicable Investor shall use its commercially reasonable efforts to arrange for such hearing to be held promptly after the notice that such hearing is required has been received by such Investor. Each Investor shall give to SRGL and the other Investor reasonable prior written notice of the time and place when any meetings or other conferences may be held by it with any Insurance Regulator in connection with the transactions contemplated by this Agreement, and SRGL and such other

Investor shall each have the right to have a representative or representatives attend or otherwise participate in any such meeting or conference.

     SECTION 6.3. Public Announcements. Investors and SRGL, and their respective affiliates, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without the advance approval of the other parties following such consultation (such approval not to be unreasonably withheld or delayed), except as may be required by applicable Law or by any Governmental Entity.

     SECTION 6.4. Further Assurances. SRGL agrees to execute and deliver, and cause each of its Subsidiaries to execute and deliver, and each Investor agrees to execute and deliver, such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement or the other Transaction Documents.

     SECTION 6.5. Notification of Certain Matters. SRGL shall give prompt notice to Investors to the extent that it acquires actual knowledge of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty of SRGL contained in this Agreement to be untrue or inaccurate as of the date hereof or as of the Closing Date and (ii) any failure of SRGL to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Each Investor shall give prompt notice to SRGL and the other Investor to the extent that it acquires actual knowledge of (A) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty of such Investor contained in this Agreement to be untrue or inaccurate as of the date hereof or as of the Closing Date and (B) any failure of such Investor to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.5 shall not affect the representations, warranties or agreements of the parties, the conditions to the performance by the parties hereunder, or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 6.6. Anti-Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation is or shall become applicable to the transactions contemplated by the Transaction Documents, Investors, SRGL and their respective Boards of Directors shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Transaction Documents may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

     SECTION 6.7. Shareholder Litigation. SRGL shall give Investors the opportunity to participate in the defense or settlement of any shareholder Litigation against SRGL and/or its directors relating to the transactions contemplated by this Agreement.

     SECTION 6.8. Availability of Ordinary Shares for Conversion. Following the Closing, SRGL will not issue or agree to issue any Ordinary Shares or options, rights or warrants to purchase Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares or take any other action if, after giving effect thereto, the number of Ordinary Shares remaining unissued and duly reserved for issuance upon conversion of the Convertible Shares shall be insufficient to permit conversion of all the then outstanding Convertible Shares after giving effect to any adjustment in the number of Ordinary Shares into which such Convertible Shares are convertible as a result of such action. SRGL shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, 130% of the maximum number of Ordinary Shares issuable upon conversion of the Convertible Shares.

     SECTION 6.9. Restrictive Legend. Each certificate representing (a) the Convertible Shares, (b) the Ordinary Shares issued upon conversion of the Convertible Shares, or (c) any other securities issued in respect of the Convertible Shares or the Ordinary Shares issued upon conversion of the Convertible Shares, upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event (collectively, the "Restricted Securities"), shall (unless otherwise permitted or unless the securities evidenced by such certificate shall have been registered under the Securities Act or sold pursuant to Rule 144 or Regulation A thereunder) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SAID ACT.

     Upon request of a holder of such a certificate, SRGL shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if, with such request, SRGL shall have received the opinion referred to in Section 6.10 to the effect that any transfer by such holder of the securities evidenced by such certificate will not violate the Securities Act and applicable state securities Laws.

     SECTION 6.10. Listing Matters. SRGL shall promptly following the Closing secure the listing of all of the Ordinary Shares issuable upon conversion of the Convertible Shares upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all such Ordinary Shares from time to time issuable under the terms of the Transaction Documents for so long as the Ordinary Shares are so listed on The New York Stock Exchange; provided, however, if the Ordinary Shares are delisted or suspended from The New York Stock Exchange, SRGL shall use its reasonable best efforts to promptly secure the listing of all of the Ordinary Shares issuable upon conversion of the Convertible Shares on The NASDAQ National Market System, The NASDAQ SmallCap Market or the American Stock Exchange and if SRGL does not meet the eligibility requirements thereof, the Over the Counter Bulletin Boards (an "Alternate Exchange"). SRGL shall use its reasonable best efforts to maintain the Ordinary Shares' authorization for quotation on The New York Stock Exchange or an Alternate Exchange. Neither SRGL nor any of its Subsidiaries shall take any action that would be reasonably expected to result in the delisting or suspension of the Ordinary Shares on The New York Stock Exchange and shall take all action reasonably necessary to maintain the listing of the Ordinary Shares (including the Ordinary Shares issuable upon conversion of the Convertible Shares) on The New York Stock Exchange or an Alternate Exchange, as the case may be including without limitation, exhausting all available remedies, appeal reviews and other similar mechanisms and procedures provided for under the rules and regulations of The New York Stock Exchange or such Alternate Exchange, as applicable, to permit the continued listing of the Ordinary Shares (including the Ordinary Shares issuable upon conversion of the Convertible Shares) on The New York Stock Exchange or such Alternate Exchange, as applicable. SRGL shall pay all fees and expenses in connection with satisfying its obligations under this Section 6.10.

     SECTION 6.11. Pledge. SRGL acknowledges and agrees that the Convertible Shares and the Ordinary Shares issuable upon conversion of the Convertible Shares may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by such securities. The pledge of Convertible Shares or the Ordinary Shares issuable upon conversion of the Convertible Shares shall not be deemed to be a transfer, sale or assignment of such securities hereunder, and no Investor effecting a pledge of such securities shall be required to provide SRGL with any notice thereof or otherwise make any delivery to SRGL pursuant to this Agreement or any other Transaction Document, unless otherwise required by applicable Law. SRGL hereby agrees to execute and deliver such documentation as a pledgee of the Convertible Shares or the Ordinary Shares issuable upon conversion of the Convertible Shares may reasonably request in connection with a pledge of the such securities to such pledgee by an Investor.

     SECTION 6.12. Register; Transfer Agent Instructions.

     (a) Register. SRGL shall maintain at its principal executive offices (or such other office or agency of SRGL as it may designate by notice to each holder of Convertible Shares), a register for the Convertible Shares, in which SRGL shall record the name and address of the person in whose name the Convertible Shares have been issued (including the name and address of each transferee), the principal amount of Convertible Shares held by such person, and the number of Ordinary Shares issuable upon conversion of the Convertible Shares held by such person. SRGL shall keep the register open and available at all times during business hours for inspection of any Investor or its legal representatives.

     (b) Transfer Agent Instructions. SRGL shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Investor or its respective nominee(s) or transferee(s), for the Convertible Shares issued at the Closing or pursuant to or upon conversion of the Convertible Shares or transfer thereof in such amounts as specified from time to time by each Investor to SRGL upon conversion or transfer of the Convertible Shares in the form of Exhibit D attached hereto (the "Irrevocable Transfer Agent Instructions"). SRGL warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 6.12(b), and stop transfer instructions to give effect to Section 6.9 hereof, will be given by SRGL to its transfer agent, and that the

Convertible Shares shall otherwise be freely transferable on the books and records of SRGL as and to the extent provided in this Agreement and the other Transaction Documents, subject to applicable Law. If an Investor effects a sale, assignment or transfer of the Convertible Shares or Ordinary Shares issuable upon conversion of the Convertible Shares, SRGL shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Investor to effect such sale, assignment or transfer. In the event that such sale, assignment or transfer involves the Convertible Shares or Ordinary Shares issuable upon conversion of the Convertible Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act, the transfer agent shall issue such securities to Investor, assignee or transferee, as the case may be, without any restrictive legend. SRGL acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to an Investor. Accordingly, SRGL acknowledges that the remedy at Law for a breach of its obligations under this Section 6.12(b) will be inadequate and agrees, in the event of a breach or threatened breach by SRGL of the provisions of this Section 6.12(b), that an Investor shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     SECTION 6.13. Director and Officer Liability. (a) Investors shall not cause SRGL to fail to honor all rights to indemnification and exculpation from liability for acts and omissions occurring at or prior to the Closing and rights to advancements of expenses relating thereto now existing in favor of the current or former directors, officers, employees or agents of SRGL and its Subsidiaries (the "D&O Indemnitees") as provided in the memorandum of association or articles of association (or similar constitutive documents) of SRGL or its Subsidiary, as the case may be, or in any indemnification agreement set forth in Section 6.13 of the SRGL Disclosure Letter and all such rights shall survive the consummation of the transactions contemplated hereby and by the Transaction Documents and shall not be amended, repealed or otherwise modified in any manner that would materially and adversely affect the rights thereunder of any such D&O Indemnitees, unless an alteration or modification of such documents is required by applicable Law or the D&O Indemnitee affected thereby otherwise consents in writing thereto.

     (b) Investors shall either (i) for six years after the Closing, not cause SRGL to fail to provide officers' and directors' liability insurance in respect of acts or omissions occurring at or prior to the Closing covering each such person covered at or prior to the Closing by SRGL's officers' and directors' liability insurance policy maintained by SRGL and in effect as of the date hereof on terms with respect to coverage and amount, in the aggregate, no less favorable than those of the policy in effect on the date hereof and described in
Section 6.13 of the SRGL Disclosure Letter; provided that in no event shall SRGL be required to expend more than 200% of the amount of the premium expended by SRGL and its Subsidiaries in the one-year period ending on October 31, 2006, to maintain such insurance coverage immediately prior to the Closing, or (ii) not cause SRGL to fail to obtain at the Closing "tail" insurance policies with a claims period of at least six years from the Closing with respect to directors' and officers' liability insurance at least as favorable, in the aggregate, as SRGL's existing policies for claims arising from acts or omissions that occurred at or prior to the Closing.

     (c) This Section 6.13 shall survive the consummation of the transactions contemplated hereby and by the Transaction Documents and is intended to be for the benefit of, and shall be enforceable by, the D&O Indemnitees referred to herein, their heirs and personal representatives and shall be binding on SRGL and its successors and assigns.

     (d) If Investors or SRGL or any of their successors or assigns (i) consolidates with, amalgamates into or engages in any other business combination transaction with any other person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation or other transaction or (ii) transfers or conveys all or substantially all of their properties and assets to any person, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of Investors or SRGL, as the case may be, shall assume the obligations set forth in this Section 6.13, and none of the actions described in clause (i) or (ii) of this sentence shall be taken until such provision is made.

     (e) The obligations of Investors and SRGL under this Section 6.13 shall not be terminated or modified in any such manner as to adversely affect any D&O Indemnitee to whom this Section 6.13 applies without the consent of such affected D&O Indemnitee.

     SECTION 6.14. Employee Matters.

     (a) Employee Compensation. For the calendar years 2007 and 2008, Investors shall not cause SRGL or any of its Subsidiaries to fail to provide to each Employee while in the employ of SRGL or its affiliates base compensation and the annual bonus opportunity, each of which is no less favorable than that which was provided to such employee by SRGL or its Subsidiary immediately prior to the Closing Date.

     (b) SRGL Benefit Plans. For the calendar year 2007, Investors shall not cause SRGL or any of its Subsidiaries to fail to provide to each Employee while in the employ of SRGL or its affiliates with employee benefit plans and programs, including, without limitation, retirement, savings and other pension plans; health, severance, insurance, disability and other employee welfare plans, vacation and other similar plans, which are no less favorable in the aggregate than the employee benefit plans and programs provided to Employees as of the Closing Date and disclosed in Section 6.14 of the SRGL Disclosure Letter.

     (c) Vacations. Investors shall not cause SRGL or any of its Subsidiaries to fail to continue a vacation program for the benefit of the Employees through at least the end of the calendar year in which the Closing occurs that its at least as favorable as the SRGL vacation program in effect immediately prior to the Closing Date. Investors shall not cause SRGL or any of its Subsidiaries to fail to recognize and provide all accrued but unused vacation of each Employee as of the Closing Date.

     (d) COBRA. Investors shall not cause SRGL or any of its Subsidiaries to fail to provide continuation health care coverage under Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA ("COBRA") to all Employees and their qualified beneficiaries, regardless of when a "qualifying event" (as defined in COBRA) occurs, in accordance with the continuation health care coverage requirements of COBRA and state and locals laws of similar import.

     (e) WARN. SRGL shall be responsible for all liabilities under the United States Worker Adjustment and Retraining Notification Act and similar rules, statutes and ordinances in any jurisdiction relating to the Employees and which are resulting from the Closing or from Investors' or SRGL's actions following the Closing and Investors shall not cause SRGL to fail to honor any of its obligations with respect thereto.

     (f) Severance Benefits. Investors shall not cause SRGL or any of its Subsidiaries to fail to provide to any Employee whose employment is terminated for any reason other than for cause within twelve (12) months after the Closing Date a severance benefit package equal to the severance benefit package that would be provided under the severance plan for SRGL or any of its Subsidiaries or any other contractual obligations as in effect for such employee on the day immediately following the Closing Date and disclosed in Section 6.14 of the SRGL Disclosure Letter.

     (g) Supplemental Payments. From and after the Closing Date, Investors shall not cause SRGL or any of its Subsidiaries to fail to honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to or in respect of each Employee, former Employee or director of SRGL or any of its Subsidiaries under the terms of each employment or service agreement, retention plan, transaction bonus plan and each other arrangement between SRGL or any such Subsidiary and any such Employee, former Employee or director, in each case, as in effect or existing immediately prior to the Closing Date and disclosed in
Section 6.14 of the SRGL Disclosure Letter.

     SECTION 6.15. Tax Cooperation. During the period beginning on the date hereof and ending on the Closing Date, Investors and SRGL shall cooperate and use commercially reasonable efforts to (i) determine the amount of related person insurance income ("RPII") as defined in Code Section 953(c)(2) that may result from the purchase of the Convertible Shares by Investors with respect to each foreign Insurance Subsidiary of SRGL and (ii) take such actions as may be appropriate to reduce the anticipated amount of RPII that may be realized by each foreign Insurance Subsidiary of SRGL in the tax year beginning January 1, 2007 in a manner that is reasonably acceptable to each of SRGL and each Investor.

     SECTION 6.16. Reinsurance Recoverables. To the extent SRGL has not already done so prior to the date of this Agreement, SRGL shall deliver to the applicable retrocessionaires invoices in respect of all reinsurance recoverables of SRGL and its Subsidiaries set forth in Section 6.16 of the SRGL Disclosure Letter (the "Reinsurance Recoverables") no later than February 28, 2007, each such invoice to be in such detail and contain such information as reasonably required by the applicable retrocessionaire.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     SECTION 7.1. Conditions to Each Party's Obligations. The respective obligations of each party to consummate the issuance and sale to, and purchase by, Investors of the Convertible Shares, and the other actions to be taken at the Closing are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) Governmental Approvals. All filings required to be made prior to the Closing Date with, and all consents, approvals, permits and authorizations required to be obtained prior thereto from, Governmental Entities in connection with the consummation of the transactions contemplated by the Transaction Documents by SRGL and Investors, including, as set forth in Section 3.5 of the SRGL Disclosure Letter and Section 4.3 of each of the Investor Disclosure Letters, shall have been made or obtained.

     (b) HSR Act. The waiting period (and any extension thereof) applicable to the transactions contemplated by the Transaction Documents under the HSR Act shall have been terminated or shall have otherwise expired, any investigation opened by means of a second request for additional information or otherwise shall have been terminated or closed and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the transactions contemplated by the Transaction Documents, which action shall not have been withdrawn or terminated and all approvals, if any, required to be obtained under any foreign antitrust, competition or similar Laws, in each case in connection with the consummation of the transactions contemplated by the Transaction Documents, shall have been obtained.

     (c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction and no statute, rule or regulation of any Governmental Entity (each, a "Restraint") preventing the consummation of any of the transactions contemplated by the Transaction Documents shall be in effect.

     (d) Member Approval. The SRGL Member Approval shall have been obtained.

     (e) Disclosure Statement. No orders suspending the use of the Disclosure Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC.

     SECTION 7.2. Conditions to Obligations of Investors. The obligations of each Investor to consummate the purchase of the Convertible Shares to be purchased by it and the other actions to be taken at the Closing are further subject to the satisfaction, or waiver by such Investor, on or prior to the Closing Date of the following conditions:

     (a) Representations and Warranties. The representations and warranties of SRGL set forth in this Agreement (i) that are not qualified as to materiality or an SRGL Material Adverse Effect shall be true and correct in all material respects as of the date hereof and as of the

Closing Date as though made on and as of the Closing Date (other than those representations and warranties that speak as of a specified date, which shall be true and correct in all material respects as of such date), and (ii) that are qualified as to materiality or an SRGL Material Adverse Effect shall be true and correct in all respects (without giving effect to such materiality or SRGL Material Adverse Effect qualifications contained in such representations and warranties) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that speak as of a specified date, which shall be true and correct in all respects as of such date without giving effect to such materiality or SRGL Material Adverse Effect qualifications) except to the extent, in the aggregate, breaches of such representations and warranties described in this clause (ii) do not have an SRGL Material Adverse Effect, provided that the representations and warranties of SRGL set forth in the first sentence of Section 3.1 and Sections 3.2 and 3.4 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that speak as of a specified date, which shall be true and correct in all respects as of such date); and Investors shall have received a certificate signed on behalf of SRGL by the chief executive officer or chief financial officer of SRGL to the effect set forth in this paragraph.

     (b) Performance of Obligations of SRGL. SRGL shall have performed or complied with in all material respects all obligations, agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date, and Investors shall have received a certificate signed on behalf of SRGL by the chief executive officer or chief financial officer of SRGL to such effect.

     (c) Ratings. SALIC's insurance financial strength rating shall be at least "CCC" (by Standard and Poor's and Fitch), "Caa2" (by Moody's) and "C" (by A.M.
Best).

     (d) No Litigation. There shall be no pending or threatened Litigation by any Governmental Entity that has a reasonable likelihood of success, (i) seeking to restrain or prohibit the issuance of the Convertible Shares or the consummation of any of the transactions contemplated by this Agreement, or challenging the acquisition by Investors of any Convertible Shares or Ordinary Shares, or seeking to obtain from SRGL or either Investor any damages that are material in relation to SRGL and its Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by SRGL, either Investor or any of their respective Subsidiaries of any material portion of the business or assets of SRGL, or to compel SRGL, either Investor or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of SRGL or any of its Subsidiaries, as a result of the transactions contemplated hereby, (iii) seeking to impose limitations on the ability of either Investor to acquire or hold, or exercise full rights of ownership of, any Convertible Shares or Ordinary Shares, including the right to vote the Convertible Shares purchased by it or the Ordinary Shares received by it upon conversion of such Convertible Shares on all matters properly presented to the Members, or (iv) seeking to prohibit either Investor or any of its Subsidiaries from effectively controlling in any material respect the business or operations of SRGL and its Subsidiaries.

     (e) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence (or, with respect to facts, events, changes, effects, developments, conditions, or occurrences existing prior to the date hereof, any worsening thereof) that, individually and in the aggregate, has had or would have a SRGL Material Adverse Effect.

     (f) Governmental Consents, Approvals and Authorizations. All filings, consents, approvals, permits or authorizations with or from any Governmental Entity obtained pursuant to Section 7.1(a) shall contain or impose no material conditions or obligations on SRGL, either Investor or any of their respective affiliates that are materially burdensome to either Investor's conduct of its business following the Closing or would have an SRGL Material Adverse Effect.

     (g) Third-Party Consents. SRGL shall have received all necessary third-party consents listed on Section 7.2(g) of the SRGL Disclosure Letter, and none of the non-Governmental Entity third-party consents received by SRGL shall contain or impose any material conditions or obligations on SRGL, either Investor or any of their respective affiliates that are materially burdensome to either Investor's conduct of its business following the Closing or would have an SRGL Material Adverse Effect.

     (h) Transaction Documents. SRGL shall have executed and delivered to such Investor counterparts of the Registration Rights and Shareholders Agreement and the Convertible Shares Certificate of Designations.

     (i) Restraints. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in clauses (i) through
(iv) of Section 7.2(d) shall be in effect.

     (j) Convertible Notes. SRGL shall have redeemed all of the Convertible Notes, with no remaining liabilities or obligations in respect thereof due to the holders of the Convertible Notes.

     (k) Legal Opinion. Such Investor shall received a legal opinion of counsel to SRGL substantially in the form attached hereto as Exhibit C.

     (l) Transfer Agent Instructions. SRGL shall have delivered to such Investor a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit D attached hereto, which instructions shall have been delivered to and acknowledged in writing by SRGL's transfer agent.

     (m) Boards of Directors. Such Investor shall have received evidence that all members of the Board of Directors of SRGL (other than the chief executive officer and Jeffrey Hughes) (each a "Resigning Director") and each member of the Boards of Directors of each of the Subsidiaries of SRGL who is a Resigning Director shall have resigned and the replacement members designated by Investors shall have been appointed to each such Board of Directors, in each case effective immediately following the Closing.

     (n) Secretary's Certificate. SRGL shall have delivered to such Investor a certificate executed by the Secretary or an Assistant Secretary of SRGL and dated as of the Closing Date, in form and substance reasonably acceptable to such Investor, attaching copies of and certifying as to (i) the resolutions adopted by SRGL's Board of Directors authorizing the consummation of the transactions contemplated by the Transaction Documents, (ii) the Memorandum of Association of SRGL and (iii) the Articles of Association of SRGL, each as in effect at the Closing.

     (o) Good Standing Certificates. SRGL shall have delivered to such Investor a certificate evidencing the incorporation and good standing, or the equivalent thereof, of SRGL and each of its material Subsidiaries, issued by the applicable Governmental Entity of the jurisdiction of its organization, and a certificate evidencing foreign qualification as of a date within 10 days of the Closing Date of SRGL and each such material Subsidiary issued by the applicable Governmental Entity of each jurisdiction in which it conducts a material amount of business.

     (p) Transfer Agent Letter. SRGL shall have delivered to such Investor a letter from SRGL's transfer agent certifying as to the number of Ordinary Shares issued and outstanding as of a date within five days of the Closing Date.

     (q) Voting Agreement. The Voting Agreement shall not have been amended, modified or supplemented and shall be in full force and effect, and all parties thereto (other than Investors) shall have performed or complied with in all material respects all obligations, agreements and covenants required to be performed or complied with by them under the Voting Agreement on or prior to the Closing Date.

     (r) Corporate Actions. All necessary corporate actions of SRGL in connection with the transactions contemplated by the Transaction Documents shall have been taken, including without limitation, the issuance of share certificates representing the Convertible Shares to be purchased by Investors pursuant to this Agreement and the adoption and execution of amendments (and any necessary filings thereof) to the Memorandum of Association and Articles of Association of SRGL to permit the authorization and issuance of the Convertible Shares and the Ordinary Shares reserved for issuance upon conversion of the Convertible Shares, and all such corporate actions of SRGL, and all documents and instruments incident thereto, shall be reasonably satisfactory in substance and form to such Investor, and such Investor shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

     SECTION 7.3. Conditions to Obligations of SRGL. The obligations of SRGL to consummate the sale and issuance of the Convertible Shares to Investors and the other actions to be taken at the Closing are further subject to the satisfaction, or waiver by SRGL, on or prior to the Closing Date of the following conditions:

     (a) Representations and Warranties. The representations and warranties of each Investor set forth in this Agreement (i) that are not qualified as to materiality or an Investor Material Adverse Effect shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that speak as of a specified date, which shall be true and correct in all material respects as of such date), and (ii) that are qualified as to materiality or an Investor Material Adverse Effect shall be true and correct in all respects (without giving effect to such materiality or Investor Material Adverse Effect qualifications contained in such representations and warranties) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (other than those representations and warranties that speak as of a specified date, which shall be true and correct in all respects as of such date without giving effect to such materiality or Investor Material Adverse Effect qualifications) except to the extent, in the aggregate, breaches of such representations and warranties described in this clause (ii) do not have an Investor Material Adverse Effect on such Investor; and SRGL shall have received a certificate signed on behalf of each Investor by an executive officer of such Investor to the effect set forth in this paragraph.

     (b) Performance of Obligations of Investors. Each Investor shall have performed or complied with in all material respects all obligations, agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date, and SRGL shall have received a certificate signed on behalf of such Investor by an executive officer of such Investor to such effect.

     (c) Registration Rights and Shareholders Agreement. Each of the Investors shall have executed and delivered to SRGL such Investor's counterpart of the Registration Rights and Shareholders Agreement.

                                  ARTICLE VIII

                          TERMINATION PRIOR TO CLOSING

     SECTION 8.1. Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

     (a) by mutual written consent of SRGL and Investors;

     (b) by SRGL or either Investor, if there shall be any Order of any Governmental Entity which prohibits or restrains any party from consummating the transactions contemplated hereby, and such Order shall have become final and nonappealable;

     (c) by SRGL or either Investor, if the Closing has not occurred on or prior to August 26, 2007 (the "Outside Date"); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a party if such party has failed to fulfill any obligation under this Agreement and such failure has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date;

     (d) by SRGL or either Investor, if at the Special Meeting or any adjournment thereof the SRGL Member Approval shall not have been obtained;

     (e) by either Investor, in the event of any breach by SRGL of any of SRGL's agreements, representations or warranties contained herein that (i) could reasonably be expected to result in the failure of a condition set forth in
Section 7.2(a) or 7.2(b) to be satisfied, and (ii) cannot be or has not been cured by the earlier of (x) the thirtieth calendar day following receipt by SRGL of written notice from either Investor of such breach and (y) the Outside Date;

     (f) by SRGL, in the event of any breach by either Investor of any of such Investor's agreements, representations or warranties contained herein that (i) could reasonably be expected to result in the failure of a condition set forth in Section 7.3(a) or 7.3(b) to be satisfied and (ii) cannot be or has not been cured by the earlier of (x) the thirtieth calendar day following receipt by such Investor of written notice from SRGL of such breach and (y) the Outside Date;

     (g) by either Investor, if SRGL or any of its Subsidiaries or their respective Representatives shall have breached in any respect their respective non-de minimis obligations under Section 5.2 and such breach cannot be or has not been cured by the date that is the earlier of (i) five business days following receipt by SRGL of notice from Investors of such breach, (ii) five business days following SRGL otherwise obtaining actual knowledge of such breach, and (iii) the Outside Date; provided, that if such breach results in any person making an Acquisition Proposal, such breach conclusively will be deemed to be incapable of cure, and either Investor may terminate this Agreement pursuant to this clause (g) immediately upon the making of such Acquisition Proposal, regardless of whether such breach had previously been determined to be cured. Investors shall provide notice to SRGL within five business days to the extent they acquire actual knowledge of any non-de minimis breach of Section 5.2;

     (h) subject to the penultimate sentence of Section 5.2(d), by either Investor, if the Board of Directors of SRGL shall (i) fail to authorize, approve or recommend the transactions contemplated by the Transaction Documents, including the issuance of the Convertible Shares to Investors, (ii) effect a Change in Recommendation or, in the case of an Acquisition Proposal made by way of a tender offer or exchange offer (other than by Investors or affiliates of Investors), fail to recommend that the Members reject such tender offer or exchange offer within the ten business day period specified in Section 14e-2(a) under the Exchange Act, (iii) fail to reconfirm its authorization, approval or recommendation of the transactions contemplated by the Transaction Documents, including the issuance of the Convertible Shares to Investors within three business days after a written request by Investors to do so, or (iv) approve or recommend any Acquisition Proposal; or

     (i) subject to compliance with the last sentence of Section 5.2(d), by SRGL, if the Board of Directors of SRGL authorizes SRGL, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and SRGL notifies Investors in writing that it intends to enter into such an agreement; provided that simultaneously with such termination, Investors have received all fees and expense reimbursements set forth in Section 8.3 by wire transfer of immediately available funds.

     SECTION 8.2. Procedure Upon Termination and Consequences. Either Investor or SRGL may terminate this Agreement when permitted pursuant to Section 8.1 by delivering written notice of such termination to the other parties, and such termination shall be effective upon delivery of such notice in accordance with
Section 10.2. If this Agreement is terminated as provided herein, (a) Investors (and their respective agents and representatives) shall return to SRGL all documents, and other material obtained from SRGL that constitutes confidential information under such Investor's Confidentiality Agreement, whether obtained before or after the execution hereof, and (b) such termination shall be the sole remedy of Investors and SRGL with respect to breaches of any agreement, representation or warranty contained in this Agreement and none of the parties hereto nor any of their respective trustees, directors, officers or affiliates, as the case may be, shall have any liability or further obligation to any other party to this Agreement except with respect to this Section 8.2, Section 8.3, Article X and the Confidentiality Agreements, including with respect to information that is subject to the Confidentiality Agreements pursuant to this Agreement, each of which shall survive the termination of this Agreement. Notwithstanding the foregoing, none of the parties hereto shall be relieved or released from any liabilities or damages arising out of its willful breach of this Agreement.

     SECTION 8.3. Fees and Expenses. (a) SRGL agrees to pay each Investor the sum of $15,260,000 (the "Standby Commitment Fee"), if this Agreement is terminated:

     (i) by SRGL pursuant to Section 8.1(i);

     (ii) by either Investor pursuant to Section 8.1(g) or (h);

     (iii) pursuant Section 8.1(e), provided, that such termination is based on a material breach of Section 2.1; or

     (iv) pursuant to Section 8.1(b), 8.1(c), 8.1(d), or 8.1(e) (other than with respect to breaches of Section 2.1), provided that within one year after the date of such termination, SRGL enters into a definitive agreement to consummate, or consummates, the transactions contemplated by an Acquisition Proposal with any person who makes an Acquisition Proposal prior to the date of the Special Meeting (or prior to the termination of this Agreement if no Special Meeting has occurred by such date).

     (b) If SRGL is required to pay Investors a Standby Commitment Fee, such Standby Commitment Fee shall be payable immediately prior to termination of this Agreement in the event of termination by SRGL, and promptly, but in no event more than two business days, after the receipt by SRGL of a notice of termination from either Investor in the event of termination by either Investor, in each case by wire transfer of immediately available funds to accounts designated by each Investor (except that, in the case of termination pursuant to Section 8.1(b), 8.1(c), 8.1(d), or 8.1(e) (other than with respect to breaches of Section 2.1) giving rise to the obligation to pay a Standby Commitment Fee pursuant to Section 8.3(a)(iv), such payment shall be made on the date that SRGL enters into a definitive agreement to consummate, or consummates, the transactions contemplated by an Acquisition Proposal. If SRGL is required to pay Investors a Standby Commitment Fee, SRGL shall, in addition to the Standby Commitment Fee, reimburse Investors for all of their and their respective affiliates' out-of-pocket expenses, including fees and expenses of financial advisors, outside legal counsel, actuaries and accountants, incurred in connection with the transactions contemplated hereby ("Expenses"). If this Agreement is otherwise terminated pursuant to Section 8.1(d) or (e), SRGL shall reimburse Investors for all of their and their respective affiliates' Expenses, up to a maximum amount of $6,500,000 in the aggregate for both Investors, to the extent in excess of the retainer of $1,500,000 paid by SRGL to Investors pursuant to the Exclusivity Agreement, dated as of November 8, 2006, among SRGL and Investors (the "Exclusivity Agreement"). Any Expenses payable pursuant to this Section 8.3(b) shall be paid by SRGL within one business day of receipt of written notice from Investors requesting payment thereof.

     (c) Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that the agreements contained in this Section 8.3 are an integral part of the transaction contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if a party that owes any amounts pursuant to this Section 8.3 fails promptly to pay such amounts due and, in order to obtain such payment, another party commences a suit that results in a judgment against the delinquent party for such amounts, the delinquent party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the prime rate of Citibank, N.A. in effect on the date such payment was due, together with the other party's costs and expenses (including reasonable legal fees and expenses) in connection with such suit. SRGL acknowledges that it is obligated to pay Investors any amounts due pursuant to Section 8.3 whether or not the Members have approved this Agreement.

                                   ARTICLE IX

                                 INDEMNIFICATION

     SECTION 9.1. Survival. The representations and warranties of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing for a period of 18 months following the Closing Date; provided that the representations and warranties in (a) the first sentence of each of Sections 3.1 and 4.1 and (b) Sections 3.2, 3.4 and 4.2 shall survive indefinitely, and the representations and warranties in Sections 3.9, 3.10 and 4.12 shall survive until the expiration of the applicable statute of limitations. The covenants and agreements of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for any shorter period expressly specified therein. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

     SECTION 9.2. Indemnification by SRGL. From and after the Closing, SRGL shall defend, indemnify and hold harmless each Investor, its affiliates, member, partners, directors, shareholders and their respective officers, directors, employees, agents, advisers and representatives (collectively, the "Investor Indemnitees") from and against, and pay or reimburse the Investor Indemnitees for, (x) any and all damage, loss, liability, Taxes and expense (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys' and accountants' fees and expenses in connection with any Litigation and any incidental or indirect damages, losses, liabilities or expenses, and diminution in value, including, without limitation, resulting from reasonably foreseeable lost profits), whether or not involving a third party claim, but excluding consequential damages other than out-of-pocket or diminution in value damages resulting from the payment of consequential damages to a third party (collectively, and together with the amount described in clause (y) below, "Losses"), resulting from or arising out of (a) any inaccuracy in or breach of any representation or warranty when made or deemed made by SRGL in or pursuant to this Agreement, or (b) any failure of SRGL to perform any covenant or agreement under this Agreement, or (y) the amount of the aggregate

Reinsurance Recoverables not collected in cash by SRGL or its Subsidiaries or offset against other amounts owed by SRGL or its Subsidiaries to the applicable Retrocessionaires either on, prior to or following the date hereof, but in any event, on or prior to February 28, 2008 and properly reflected in accordance with GAAP, consistently applied, to the then current consolidated balance sheet of SRGL and its Subsidiaries, in excess of an aggregate of $18,800,000; provided, however, that with respect to any claim based upon a breach or inaccuracy of the representations and warranties set forth in Section 3.10, SRGL shall only indemnify the Investor Indemnitees for Taxes imposed on SRGL or its subsidiaries that are attributable to a tax period or portions thereof ending on or before Closing.

     SECTION 9.3. Indemnification by Investors. From and after the Closing, each Investor, severally but not jointly, shall defend, indemnify and hold harmless SRGL and its officers, directors, employees, agents, advisers and representatives (collectively, the "SRGL Indemnitees") from and against, and pay or reimburse the SRGL Indemnitees for, any and all Losses resulting from or arising out of (a) any inaccuracy in or breach of any representation or warranty made or deemed made by such Investor in or pursuant to this Agreement or (b) any failure of such Investor to perform any covenant or agreement under this Agreement. SRGL acknowledges, on behalf of the SRGL Indemnitees, that an SRGL Indemnitee may assert a claim for indemnification pursuant to this Section 9.3 solely against that Investor in breach of the representation, warranty or covenant giving rise to such claim, and not against the other Investor unless such other Investor is also in breach of a representation, warranty or covenant giving rise to such claim.

     SECTION 9.4. Certain Limitations on Indemnification. (a) After the Closing, except with respect to Losses (x) arising out of inaccuracies in or breaches of the representations and warranties contained in the first sentence of Section
3.1 and Sections 3.2 and 3.4, (y) arising out of fraud, bad faith, intentional misrepresentation or intentional omission by SRGL, SRGL shall not be required to indemnify Investor Indemnitees for Losses under Section 9.2(x)(a), or (z) indemnified pursuant to Section 9.2(y), (i) until the aggregate amount of all such Losses exceeds 1% (or 2% only in the case of Losses arising out of inaccuracies in or breaches of the representations and warranties contained in
Section 3.10) of the Aggregate Consideration (the "Threshold"), in which event SRGL shall be responsible for all Losses from the first dollar of such Losses, whether or not in excess of the Threshold or (ii) for Losses in the aggregate in excess of $100,000,000 (or $125,000,000 only in the case of Losses arising out of inaccuracies in or breaches of the representations and warranties contained in Section 3.10 and attributable or related to, or discovered in any currently notified or pending audit or Proceeding of any Governmental Entity, as the same may be expanded in scope following the date of this Agreement) (the "Cap").

     (b) After the Closing, except with respect to Losses arising out of (x) inaccuracies in or breaches of the representations and warranties contained in the first sentence of Section 4.1 and Section 4.2, or (y) fraud, bad faith, intentional misrepresentation or intentional omission by Investors, neither Investor shall be required to indemnify SRGL Indemnitees for Losses under
Section 9.3(a), (i) until the aggregate amount of all such Losses exceeds the Threshold, in which event such Investor shall be responsible for all Losses, whether or not in excess of the Threshold from the first dollar of such Losses, or (ii) for Losses in excess of $50,000,000 per Investor.

     (c) Any indemnification payment due to the Investor Indemnitees pursuant to this Article IX shall be satisfied (i) in the case of any out-of-pocket fees or expenses (including the cost of enforcing their rights under this Article IX), by cash reimbursement thereof, and (ii) in the case of all other Losses, solely by adjustment of the number of Ordinary Shares into which the Convertible Shares are convertible in the manner set forth in the Convertible Shares Certificate of Designations. For the avoidance of doubt, (x) the number of Ordinary Shares into which the Convertible Shares are convertible by all holders thereof shall be adjusted as a result of clause (ii) of this Section 9.4(c), but only the Investor Indemnitees, and not other holders of the Convertible Shares, shall be eligible to make a claim for indemnification pursuant to this Article IX, and
(y) the Investor Indemnitees' rights under this Article IX shall not be diminished by the sale, transfer or assignment by Investors of the Convertible Shares to any other person.

     (d) Losses of an Investor Indemnitee resulting from a diminution in value of an Investor's investment in SRGL shall be determined by an independent investment banking firm of national reputation agreed upon by SRGL and Investors (the "Valuation Bank"). The Valuation Bank shall determine such diminution in value based on changes in the valuation of SRGL using the valuation assumptions and models used by Investors at the time of their decision to purchase the Convertible Shares, which Investors shall provide to the Valuation Bank in connection with such determination. The fees and expenses of the Valuation Bank shall be paid by SRGL.

     (e) For purposes of determining the amount of Losses to be indemnified pursuant to this Article IX (but not for purposes of determining whether an inaccuracy in or breach of any representation or warranty has occurred), any inaccuracy in or breach of any representation or warranty (other than the representation and warranty contained in Section 3.8) shall be determined without regard to any materiality, "SRGL Material Adverse Effect," "Investor Material Adverse Effect" or similar qualification contained in or otherwise applicable to such representation or warranty.

     (f) The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of SRGL and Investors' rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of Investors (including by any of their respective advisors, consultants or representatives) or by reason of the fact that Investors or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

     (g) Except as provided in Section 8.3 and Section 10.7, the indemnity provided for in this Article IX shall be the sole and exclusive remedy of Investor Indemnitees or SRGL Indemnitees, as the case may be, after the Closing for any inaccuracy of any representation or warranty of SRGL or Investors, respectively, herein or any other breach of this Agreement, provided that nothing herein shall limit in any way any such party's remedies in respect of fraud, bad faith, intentional misrepresentation or omission or intentional misconduct by the other party in connection with the transactions contemplated hereby. For the avoidance of doubt, this Article IX shall not limit any remedies of any party for any breach of this Agreement by any other party in the event that there is not a Closing.

     (h) No party to this Agreement (or any of its affiliates) shall, in any event, be liable or otherwise responsible to any other party (or any of its affiliates) for any punitive damages of such other party (or any of its affiliates) arising out of or relating to this Agreement or the performance or breach hereof, other than any such damages arising in connection with a Third Party Claim.

     (i) Any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the MassMutual Consideration or the Cerberus Consideration, as applicable.

     (j) To the extent that any Losses for which indemnification is sought from SRGL pursuant to this Article IX result from actions or the failure to take action by SRGL or any of its Subsidiaries that Investors or either of them caused SRGL or such Subsidiary to take or fail to take, directly or indirectly, SRGL shall not be required to provide any indemnity for such Losses.

     SECTION 9.5. Third Party Claim Procedures. In the case of any Litigation asserted by a third party (a "Third Party Claim") against a party entitled to indemnification under this Agreement (an "Indemnified Party"), notice shall be given by the Indemnified Party to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of such Third Party Claim, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party and so long as the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for Losses related to such Third Party Claim) to assume the defense of such Third Party Claim, provided that (a) counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such Indemnified Party's expense, and (b) the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except to the extent that such failure results in a lack of actual notice to the Indemnifying Party and such Indemnifying Party is materially prejudiced as a result of such failure to give notice. If the Indemnifying Party does not promptly assume the defense of such Third Party Claim following notice thereof, the Indemnified Party shall be entitled to assume and control such defense and to settle or agree to pay in full such Third Party Claim without the consent of the Indemnifying Party without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification against the Indemnifying Party hereunder. Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such Third Party Claim, shall consent to entry of any judgment or enter into any settlement that
(i) provides for injunctive or other nonmonetary relief affecting the Indemnified Party, (ii) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of an irrevocable release from all liability with respect to such Third Party Claim, or (iii) would restrict such Indemnified Party's ability to conduct its business in the ordinary course or would otherwise have a materially adverse impact on the business of the Indemnified Party. If the

Indemnified Party in good faith determines that the conduct of the defense or any proposed settlement of any Third Party Claim would reasonably be expected to affect adversely the Indemnified Party's Tax liability or the ability of SRGL or any of its Subsidiaries to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim, the Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or Litigation relating to any such Third Party Claim at the sole cost of the Indemnifying Party, provided that if the Indemnified Party does so take over and control, the Indemnified Party shall not settle such Third Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. In any event, SRGL and Investors shall cooperate in the defense of any Third Party Claim subject to this Article IX and the records of each shall be reasonably available to the other with respect to such defense.

     SECTION 9.6. Independent Committee. All actions of SRGL with respect to a claim for indemnification pursuant to this Article IX, whether by Investor Indemnitees or SRGL Indemnitees, including negotiation or settlement with Investors or Investor Indemnitees, decisions regarding the making or defending of indemnification claims and the hiring of legal counsel and other advisors with respect thereto, and agreement as to the identity of the Valuation Bank pursuant to Section 9.4(d), shall be taken by a committee of the Board of Directors of SRGL consisting solely of "independent directors" pursuant to the rules of The New York Stock Exchange who are not specifically designated by Investors pursuant to Sections 10(a)-(e) of the Registration Rights and Shareholders Agreement.

                                   ARTICLE X

                               GENERAL PROVISIONS

     SECTION 10.1. Fees and Expenses. Except as otherwise provided in Section 8.3, if the transactions contemplated by the Transaction Documents are not consummated, each party hereto shall pay its own Expenses. If the transactions contemplated by the Transaction Documents are consummated, SRGL shall pay (a) the Expenses of - Investors (other than fees and expenses for investment banking services in connection with this Agreement and the transactions contemplated hereby), up to a maximum amount of $6,500,000 in the aggregate for both Investors, to the extent in excess of the retainer of $1,500,000 paid by SRGL to Investors pursuant to the Exclusivity Agreement, and (b) the Investors' fees and expenses for investment banking services in connection with this - Agreement and the transactions contemplated hereby, up to a maximum amount of the greater of $12,000,000, and the aggregate amount of fees and expenses for investment banking services in connection with this Agreement and the transactions contemplated hereby paid by SRGL and its affiliates to Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Duff & Phelps, LLC, in either case in the aggregate for both Investors.

     SECTION 10.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                       (a) if to MassMutual, to

                           MassMutual Financial Group
                           1295 State Street
                           Springfield, MA  01111
                           Fax:  (413) 744-6350

                           Attention:  Larry N. Port

                           and

                           Babson Capital Management LLC
                           1500 Main Street, Suite 22
                           Springfield, MA  01111
                           Fax:  (413) 226-2064

                           Attention:  Rodney J. Dillman, Esq.

                           with copies to:

                           Debevoise & Plimpton LLP
                           919 Third Avenue
                           New York, NY  10022
                           Fax:  (212) 909-6836

                           Attention:  Nicholas F. Potter, Esq.

                           and

                           Ropes & Gray LLP
                           45 Rockefeller Plaza
                           New York, NY  10111
                           Fax:  (212) 841-5725

                           Attention:  Othon A. Prounis, Esq.

                       (b) if to Cerberus, to

                           SRGL Acquisition, LLC
                           c/o Cerberus Capital Management, L.P.
                           299 Park Avenue
                           New York, NY  10171
                           Fax:  (212) 891-1540

                           Attention:  Christopher Brody
                           with copies to:

                           Debevoise & Plimpton LLP
                           919 Third Avenue
                           New York, NY  10022
                           Fax:  (212) 909-6836

                           Attention:  Nicholas F. Potter, Esq.

                           and

                           Schulte Roth & Zabel LLP
                           919 Third Avenue
                           New York, NY  10022
                           Fax:  (212) 593-5955

                           Attention:  Marc Weingarten, Esq.

                       (c) if to SRGL, to

                           Scottish Re Group Limited
                           Crown House, Second Floor
                           4 Par-la-Ville Road
                           Hamilton, HM 08, Bermuda
                           Fax:  (441) 295-7576

                           Attention:  Paul Goldean

                           with a copy to:

                           LeBoeuf, Lamb, Greene & MacRae LLP
                           125 West 55th Street
                           New York, NY  10019
                           Fax:  (212) 424-8500

                           Attention:  Stephen G. Rooney, Esq.

     SECTION 10.3. Interpretation. When a reference is made in this Agreement to a Section, Exhibit, or Schedule, such reference shall be to a Section of, or an Exhibit, or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

     SECTION 10.4. Entire Agreement; No Third Party Beneficiaries; No Other Representations. This Agreement (including the SRGL Disclosure Letter, the MassMutual

Disclosure Letter, the Cerberus Disclosure Letter and all Exhibits hereto), together with the other Transaction Documents and the Confidentiality Agreements, supersedes all prior agreements and understandings among the parties with respect to such subject matter and supersedes any letters, memoranda or other documents or communications, whether oral, written or electronic, submitted or made by (i) Investors or their respective agents or representatives to SRGL or any of their respective agents or representatives, or (ii) SRGL, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., or their respective agents or representatives to Investors or any of their agents or representatives, in connection with the bidding process which occurred prior to the execution of this Agreement or otherwise in connection with the negotiation and execution of this Agreement. No communications by or on behalf of SRGL, including responses to any questions or inquiries, whether orally, in writing or electronically, and no information provided in any data room or any copies of any information from any data room provided to Investors or any other information shall be deemed to constitute a representation, warranty or an agreement of SRGL or be part of this Agreement. Except for the provisions of Article IX (which shall be for the benefit of the Investor Indemnitees and the SRGL Indemnitees) and Section 6.13 (which shall be for the benefit of the D&O Indemnitees), this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Investors acknowledge that neither SRGL nor any affiliate nor any officer, director, employee, representative, agent or advisor of any of them makes or has made any representation or warranty, express or implied, or any other inducement or promise to Investors except as specifically made in this Agreement.

     SECTION 10.5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction, except that the Laws of the Cayman Islands shall apply to the extent required in connection with the meeting of Members and the issuance of the Convertible Shares, and to the fiduciary duties of the board of directors of SRGL in connection with the transactions contemplated by this Agreement, in each case without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

     SECTION 10.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Notwithstanding anything to the contrary in this Section 10.6, each Investor may assign, without the prior written consent of any other parties hereto, (i) all or any portion of its respective rights, benefits or obligations hereunder to an affiliate and
(ii) any rights under this Agreement to such Investor's financing institutions and subsequent purchasers of such Investor or substantially all of its assets, or (iii) any of its respective rights, benefits or obligations hereunder to the other Investor, provided, that in the case of clause (i) above, no such assignment shall relieve such Investor of obligations under this Agreement that have not been performed timely by any such affiliate assignee.

     SECTION 10.7. Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the parties hereto or, in the case of a waiver, by the party waiving compliance; provided, that after the Closing Date, no amendments to this Agreement, or waivers hereunder, shall be made unless the amendment or waiver has been approved (i) by SRGL's independent directors, as determined under the applicable provisions of the Exchange Act and the rules and regulations of The New York Stock Exchange, or (ii) upon a vote of the Members as a class (excluding any Ordinary Shares held by Investors).

     SECTION 10.8. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to, in addition to any other remedies at law or otherwise, specific performance of this Agreement or an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state court which in either case is located in the City of New York (any such federal or state court, a "New York Court"), in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York Court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such New York Court.

     SECTION 10.9. Severability. (a) Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     (b) This Agreement may be amended only by a written instrument signed by each of the parties.

     (c) No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

     SECTION 10.10. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 10.11. Independent Nature of Investors' Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. SRGL acknowledges that each Investor has independently participated in the negotiation of the transaction contemplated hereby and did not act as a group. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

     SECTION 10.12. Waiver of Jury Trial. Each of the parties hereby expressly waives any right to trial by jury in any dispute, whether sounding in contract, tort or otherwise, between or among any of the parties arising out of or related to the transactions contemplated by this Agreement, or any other instrument or document executed or delivered in connection herewith. Any party may file an original counterpart or a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

     IN WITNESS WHEREOF, SRGL, MassMutual and Cerberus have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                       SCOTTISH RE GROUP LIMITED


                                       By   /s/ Paul Goldean
                                            ------------------------------------
                                            Name:  Paul Goldean



                                       MASSMUTUAL CAPITAL PARTNERS LLC


                                            By  /s/ Larry Port
                                                --------------------------------
                                                Name:  Larry Port
                                                Title:  Managing Director



                                       SRGL ACQUISITION, LLC


                                       By Cerberus Capital Management, L.P.,
                                            as Managing Member



                                            By  /s/ Mark A. Neporent
                                                --------------------------------
                                                Name: Mark A. Neporent
                                                Title:  Chief Operating Officer
                                                        and Managing Director

                                                                       EXHIBIT D


                [FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS]




                 FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS


     Reference is made to the Securities Purchase Agreement, dated as of November 26, 2006 (the "Purchase Agreement"), by and among Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the "Company"), MassMutual Capital Partners LLC, a Delaware limited liability company ("MassMutual"), and SRGL Acquisition, LLC, a Delaware limited liability company ("Cerberus" and together with MassMutual, the "Investors"), pursuant to which the Company is issuing to the Investors shares of its 7.25% Convertible Cumulative Participating Preferred Shares, par value $0.01 per share (the "Preferred Shares"), which Preferred Shares are convertible into ordinary shares of the Company, par value $0.01 per share (the "Ordinary Shares").


     This letter shall serve as our irrevocable authorization and direction to you, as Transfer Agent of the Company:


     (i) to issue, countersign, register and deliver on [__________], 2007 to the Investors or their assignees or transferees, share certificates representing an aggregate of 1,000,000 Preferred Shares newly issued by the Company. Such share certificates shall be registered in the names and amounts indicated on
Schedule I hereto;


     (ii) subject to and in compliance with applicable law, to issue, countersign, register and deliver share certificates in respect of Ordinary Shares (the "Conversion Shares") of the Company upon conversion of the Preferred Shares to or upon the order of an Investor or its assignees or transferees from time to time upon surrender to you of a properly executed Conversion Notice in the form attached hereto as Exhibit A (a "Conversion Notice") which has been acknowledged by the Company as indicated by the signature of a duly authorized officer of the Company thereon; and


     (iii) to issue share certificates in respect of Preferred Shares or Ordinary Shares upon transfer or resale thereof.


     You acknowledge and agree that so long as you have previously received (a) written confirmation from the General Counsel of the Company (or its outside legal counsel) that either (i) a registration statement covering resales of the Preferred Shares or Conversion Shares has been declared effective by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"), or (ii) that sales of the Preferred Shares or the Conversion Shares may be made in conformity with Rule 144 under the 1933 Act, and (b) if applicable, a copy of such registration statement, then, within two business days after your receipt of a notice of transfer or Conversion Notice, you shall issue the share certificates in respect of the Preferred Shares or the Conversion Shares, as applicable, and such share certificates shall not bear any legend restricting transfer of the Preferred Shares or the Conversion Shares thereby, as the case may be, and should not be subject to any stop-transfer restriction; provided, however, that if such Preferred Shares or Conversion Shares are not registered for resale under the 1933 Act or able to be sold under Rule 144, then the share certificates for such Preferred Shares or Conversion Shares shall bear the following legend:


     "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SAID ACT."


     A form of written confirmation from the General Counsel of the Company or the Company's outside legal counsel that a registration statement covering resales of the Preferred Shares and the Conversion Shares has been declared effective by the SEC under the 1933 Act is attached hereto as Exhibit B.


     Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions. Should you have any questions concerning this matter, please contact me at (___) --------.


     Please be advised that the Investors are relying upon this letter as an inducement to enter into and consummate the transactions contemplated by the Purchase Agreement and, accordingly, each Investor and its assignees and transferees are third party beneficiaries to these instructions.


                           [Intentionally left blank]

     IN WITNESS WHEREOF, the undersigned has duly executed this Irrevocable Transfer Agent Instructions on behalf of the Company as of this [__] day of [_________], 2007.



                                       Scottish Re Group Limited




                                       By:  _____________________________
                                            Name:
                                            Title:


THE FOREGOING INSTRUCTIONS ARE
ACKNOWLEDGED AND AGREED TO

this ___ day of [__] 2007

[TRANSFER AGENT]

By:
     ----
         Name:
              ----
         Title:
                --

                                   Schedule I

MassMutual           500,000 Preferred Shares

Cerberus             500,000 Preferred Shares

                                    Exhibit A


                              NOTICE OF CONVERSION


     (To be Executed by the Registered Holder in order to Convert the 7.25%
             Convertible Cumulative Participating Preferred Shares)




     The undersigned hereby irrevocably elects to convert (the "Conversion") _______ 7.25% Convertible Cumulative Participating Preferred Shares (the "Preferred Shares"), represented by share certificate No(s). ___ (the "Preferred Share Certificates") into ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of Scottish Re Group Limited (the "Company") according to the conditions of the Certificate of Designations describing the terms of the Preferred Shares (the "Certificate of Designations"), as of the date written below. No fee will be charged to the Holder for any conversion. A copy of each Preferred Share Certificate is attached hereto (or evidence of loss, theft or destruction thereof).

     The undersigned represents and warrants that all offers and sales by the undersigned of the Ordinary Shares issuable to the undersigned upon conversion of the Preferred Shares shall be made pursuant to registration of the Ordinary Shares under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.

     The Company is not required to issue Ordinary Shares until the original Preferred Share Certificate(s) (or evidence of loss, theft or destruction thereof) to be converted are received by the Company or its Transfer Agent. The Company shall issue Ordinary Shares and deliver Ordinary Share Certificates to an overnight courier not later than two business days following receipt of the original Preferred Share Certificate(s) to be converted.

     Capitalized terms used but not defined herein shall have the meanings ascribed thereto in or pursuant to the Certificate of Designations.

Date of Conversion:  __________________________________________

Applicable Conversion Amount:  __________________________________

Number of 7.25% Convertible
Cumulative Participating Preferred Shares to be Converted:
__________________________

Number of Ordinary Shares to be Issued:  __________________

Signature:  ______________________________________________________

Name:  ___________________________________________________________

Address:(1)  _____________________________________________________

Fax No.:  ________________________________________________________



-------------------------
      (1) Address where Ordinary Shares and any other payments or certificates shall be sent by the Company.

                                 ACKNOWLEDGMENT

     The Company hereby acknowledges this Conversion Notice and hereby directs [Insert Name of Transfer Agent] to issue the above indicated number of Ordinary Shares in accordance with the Transfer Agent Instructions dated [ __], 2007 from the Company and acknowledged and agreed to by [Insert Name of Transfer Agent].


                                            [                    ]
                                            By:_________________________________
                                                  Name:
                                                  Title:

                                    Exhibit B


            FORM OF NOTICE OF EFFECTIVENESS OF REGISTRATION STATEMENT


Ladies and Gentleman,


     We are counsel to Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the "Company"), and have represented the Company in connection with that certain Securities Purchase Agreement, dated as of November 26, 2006 (the "Purchase Agreement"), by and among the Company, MassMutual Capital Partners LLC, a Delaware limited liability company ("MassMutual"), and SRGL Acquisition, LLC, a Delaware limited liability company (together with MassMutual, the "Investors"), pursuant to which the Company is issuing to the Investors shares of its 7.25% Convertible Cumulative Participating Preferred Shares, par value $0.01 per share (the "Preferred Shares"), which Preferred Shares are convertible into ordinary shares of the Company, par value $0.01 per share (the "Ordinary Shares"). Pursuant to the Purchase Agreement, the Company has also entered into a Registration Rights and Shareholders Agreement, dated as of [__________] (the "Registration Rights Agreement"), pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the Preferred Shares and the Ordinary Shares issuable upon conversion of the Preferred Shares under the Securities Act of 1933, as amended (the "1933 Act"). In connection with the Company's obligations under the Registration Rights Agreement, on [____________], the Company filed a Registration Statement (File No. [___________](the "Registration Statement) with the Securities and Exchange Commission (the "SEC") relating to the resale of the Regsitrable Securities, which names the Investors or their assignees or transferees as selling stockholders thereunder.


     In connection with the forgoing, we advise you that [a member of the SEC's staff has advised us that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [enter time of effectiveness] on [enter date of effectiveness]] [the Registration Statement became effective upon filing on [enter date of effectiveness]] and we have no knowledge that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and accordingly, the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

                                        Very truly yours,
                                        [Company Counsel]




                                        By:
                                           ----------------------------------

                                                                       Exhibit 2




                                                                     EXHIBIT B


            [FORM OF REGISTRATION RIGHTS AND SHAREHOLDERS AGREEMENT]


                 REGISTRATION RIGHTS AND SHAREHOLDERS AGREEMENT

     This REGISTRATION RIGHTS AND SHAREHOLDERS AGREEMENT, dated as of _________ (this "Agreement"), is made among Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the "Company"), MassMutual Capital Partners LLC, a Delaware limited liability company ("MassMutual"), SRGL Acquisition, LLC ("Cerberus"; and together with MassMutual, the "Investors") and the shareholders of the Company listed on
Schedule 1 hereto (collectively, the "Cypress Shareholders"), each of which Cypress Shareholders own on the date hereof, beneficially and as of record, the number of Ordinary Shares set forth opposite such Cypress Shareholder's name on
Schedule 1 hereto.

                                    RECITALS:

     A. The Company has agreed to issue and sell, and the Investors have agreed to purchase, pursuant to the Securities Purchase Agreement, dated as of November 26, 2006 (the "Securities Purchase Agreement"), by and among the Company and the Investors, an aggregate of 1,000,000 shares of 7.25% convertible cumulative participating preferred shares, par value $0.01 per share, of the Company (the "Convertible Shares").

     B. In satisfaction of certain conditions to the obligations of the parties to the Securities Purchase Agreement, the parties are entering into this agreement.

     C. Capitalized terms used in this Agreement and not otherwise defined are used as defined in Section 15.

     Now, therefore, the parties hereto agree as follows:

     1. Demand Registrations.

     (a) Requests for Registration. At any time following the date hereof, the Required Investor Holders, or at any time following the earlier of (i) two years from the date hereof, or (ii) the date of the completion of the audit of the Company's financial statements for the fiscal year ended December 31, 2007, the Required Cypress Holders, may request in writing that the Company effect the registration (a "Demand Registration") of all or any part of the Registrable Securities held by such Required Investor Holders or Required Cypress Holders, as the case may be, specifying the intended method of disposition thereof (a "Registration Request") by filing with the Commission a Demand Registration Statement. Promptly after its receipt of any Registration Request, but no later than 10 days after receipt of such Registration Request, the Company will give written notice of such request to all other Holders, and will use its reasonable best efforts to register, as expeditiously as practicable following a Registration Request in accordance with the provisions of this Agreement, all Registrable Securities

(subject to any reduction pursuant to Section 1(f)) that have been requested to be registered by the Initiating Holders in the Registration Request or by any other Holders by written notice to the Company given within 30 days after the date the Company has given such Holders notice of the Registration Request to the extent necessary to permit the disposition of such Registrable Securities so to be registered in accordance with the intended methods of disposition thereof specified in such Registration Request or further requests (including, without limitation, only with respect to a Registration request of the Required Investor Holders, by means of a shelf registration pursuant to Rule 415 under the Securities Act (a "Shelf Registration") if so requested and if the Company is then eligible to use such a registration). The Company shall use its reasonable best efforts to have such Demand Registration Statement declared effective by the Commission as soon as practicable after the filing thereof and to keep such Demand Registration Statement continuously effective for the period specified in
Section 3. Notwithstanding anything in this Section 1(a) to the contrary, the Company will not be required to effect a registration pursuant to this Section 1(a) unless the aggregate gross proceeds resulting from such Demand Registration could reasonably be expected to equal or exceed (x) $50,000,000, in the case of a Demand Registration initiated by the Required Investor Holders, or (y) the lesser of (1) $25,000,000 or (2) all of the Registrable Securities then held by the Cypress Shareholders in the aggregate, in the case of the Required Cypress Holders. The Company will pay all Registration Expenses incurred in connection with any registration pursuant to this Section 1.

     (b) Limitation on Demand Registrations. Other than as provided in Section 1(c), the Company will not be obligated to effect or pay the Registration Expenses of more than three registrations requested by the Required Investor Holders or one registration requested by the Required Cypress Holders, pursuant to this Section 1, provided, however that such number shall be increased to the extent the Company does not include in what would otherwise be the final registration for which the Company is required to pay Registration Expenses the number of Registrable Securities requested to be registered by the Holders by reason of Section 1(f); provided, further, that a request for registration will not count for the purposes of this limitation if (i) the Majority Holders of the Registration determine in good faith to withdraw (provided that, if such registration is a Demand Registration requested by the Required Cypress Holders, for the purposes of this provision the "Majority Holders of the Registration" shall mean the Required Cypress Holders) (x) such Registration Request prior to the filing of a Demand Registration Statement or (y) such Demand Registration Statement (prior to the effective date of the Demand Registration Statement relating to such request) due to (1) marketing or regulatory reasons, (2) because of a material adverse change in the business, financial condition or prospects of the Company or (3) due to the exercise by the Company of its rights under Section 1(d) hereof, (ii) the Registration Statement relating to such request is not declared effective within 180 days of the date such registration statement is first filed with the Commission (other than solely by reason of Holders refusing to proceed) and the Majority Holders of the Registration withdraw such Registration Request prior to the effective date of the Demand Registration Statement relating to such request (provided that, if such registration is a Demand Registration requested by the Required Cypress Holders, for the purposes of this provision the "Majority Holders of the Registration" shall mean the Required Cypress Holders), (iii) prior to the sale of at least 90% of the Registrable Securities included in the registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to the reasonable satisfaction of the Majority Holders of the Registration within 30 days of the date of such order, (iv) more than 10% of the Registrable Securities requested by the Required Investor Holders or the Required Cypress Holders, as the case may be, to be included in the registration are not so included pursuant to Section 1(f), or (v) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by the Required Investor Holders or the Required Cypress Holders, as the case may be). Notwithstanding the foregoing, the Company will pay all Registration Expenses in connection with any request for registration pursuant to Section 1(a) regardless of whether or not such request counts toward the limitation set forth above until such limit is reached.

     (c) Short-Form Registrations.

          (i) S-3 Registration. If at any time (i) one or more Holders of Registrable Securities (including to register the Registrable Securities registered pursuant to the Cypress Shareholders' one Demand Registration) request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such Holder or Holders, the reasonably anticipated aggregate price to the public of which would exceed $25,000,000, and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such securities, then the Company shall, as expeditiously as practicable following such request, use its reasonable best efforts to register under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the intended methods of disposition specified in such request or any related subsequent requests (including, without limitation, by means of a Shelf Registration) the Registrable Securities specified in such Request and any related subsequent requests; provided, that if such registration is for an Underwritten Offering, the terms of Sections 1(e) and 1(f) shall apply (and any reference to "Demand Registration" therein shall, for purposes of this Section 1(c), instead be deemed a reference to "S-3 Registration"). Whenever the Company is required by this Section 1(c) to use its reasonable best efforts to effect the registration of Registrable Securities, each of the procedures and requirements of Section 1(a) and 1(g) (including but not limited to the requirements that the Company
     (A) notify all Holders of Registrable Securities from whom such request - for registration has not been received and provide them with the opportunity to participate in the offering and (B) use its reasonable best efforts to have such S-3 Registration Statement declared and - remain effective for the time period specified herein) shall apply to such registration (and any reference in such Sections 1(e) and 1(f) to "Demand Registration" shall, for purposes of this Section 1(c)(i), instead be deemed a reference to "S-3 Registration"). Notwithstanding anything to the contrary contained herein, no request may be made under this Section 1(c) within 90 days after the effective date of a Registration Statement filed by the Company covering a firm commitment Underwritten Offering in which the Holders of Registrable Securities shall have been entitled to join pursuant to this Agreement in which there shall have been effectively registered all shares of Registrable Securities as to which registration shall have been requested (subject to any reduction pursuant to Section 1(f)). There is no limitation on the number of S-3 Registrations that the Company is obligated to effect. The Company will pay all Registration Expenses incurred in connection with any S-3 Registration.

          (ii) Shelf Registration. If a request made pursuant to Section 1(a) or 1(c) (other than such a request by the Cypress Shareholders) is for a Shelf Registration, the Company shall use its reasonable best efforts to keep the Shelf Registration continuously effective through the date on which all of the Registrable Securities covered by such Shelf Registration may be sold pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect); provided, however, that prior to the termination of such Shelf Registration, the Company shall first furnish to each Holder of Registrable Securities participating in such Shelf Registration (i) an opinion, in form and substance satisfactory to the - Majority Holders of the Registration, of counsel for the Company satisfactory to the Majority Holders of the Registration stating that such Registrable Securities are freely saleable pursuant to Rule 144(k) under the Securities Act (or any successor provision having similar effect) or
     (ii) a "No-Action Letter" -- from the staff of the SEC stating that the SEC would not recommend enforcement action if the Registrable Securities included in such Shelf Registration were sold in a public sale other than pursuant to an effective registration statement.

     (d) Restrictions on Demand Registrations. The Company may postpone for a reasonable period of time, not to exceed 90 days, the filing of a Prospectus or the effectiveness of a Registration Statement for a Demand Registration or S-3 Registration if the Company furnishes to the Holders a certificate signed by the Chief Executive Officer of the Company, following consultation with, and after obtaining the good faith approval of, the board of directors (the "Board") of the Company, stating that the Company believes that such Demand Registration or S-3 Registration would have a material adverse effect on any proposal by the Company to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, amalgamation, consolidation, tender offer, scheme of arrangement or similar transaction, or otherwise would require disclosure of a material corporate development that the Company is not otherwise required to disclose, and which disclosure would be detrimental to the Company and its shareholders or would have a material adverse effect on the business, assets, operations, prospects or financial condition of the Company. The Company may only delay a Demand Registration or an S-3 Registration pursuant to this Section 1(d) by delivery of a Blackout Notice (as defined below) within 30 days of delivery of the request for such Registration under Section 1(a) or (c), as applicable, and may delay a Demand Registration or an S-3 Registration and require the Holders of Registrable Securities to discontinue the disposition of their securities covered by a Shelf Registration only for a reasonable period of time not to exceed 90 days (or such earlier time as such transaction is consummated or no longer proposed) (the "Blackout Period"). There shall not be more than two Blackout Periods in any 12 month period and the aggregate length of such Blackout Periods shall not exceed 90 days in any 12 month period. The Company shall promptly notify the Holders in writing (a "Blackout Notice") of any decision to postpone a Demand Registration or an S-3 Registration or to discontinue sales of Registrable Securities covered by a Shelf Registration pursuant to this Section 1(d) and shall include a general statement of the reason for such postponement, an approximation of the anticipated delay and an undertaking by the Company promptly to notify the Holders as soon as a Demand Registration or an S-3 Registration may be effected or sales of Registrable Securities covered by a Shelf Registration may resume. If the Company shall postpone the filing of a Demand Registration Statement or an S-3 Registration Statement, the Majority Holders of the Registration who were to participate therein shall have the right to withdraw the request for registration (provided that, if such registration is a Demand Registration requested by the Required Cypress Holders, for the purposes of this provision the "Majority Holders of the Registration" shall mean the Required Cypress Holders). Any such withdrawal shall be made by giving written notice to the Company within 30 days after receipt of the Blackout Notice. Such withdrawn registration request shall not be treated as a request for a Demand Registration effected pursuant to Section 1(a) (and shall not be counted towards the number of Demand Registrations effected), and the Company shall pay all Registration Expenses in connection therewith.

     (e) Selection of Underwriters. If the Initiating Holders holding a majority of the Registrable Securities for which registration was requested intend to distribute the Registrable Securities covered by their Registration Request by means of an Underwritten Offering, they will so advise the Company as a part of the Registration Request, and the Company will include such information in the notice sent by the Company to the other Holders with respect to such Registration Request and the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a firm commitment Underwritten Offering. In such event, the Initiating Holders holding a majority of the Registrable Securities for which registration was requested will have the right to select the Underwriters or other investment banker(s) and manager(s) to administer the offering, subject to the Company's approval which will not be unreasonably withheld, conditioned or delayed. If the offering is an Underwritten Offering, the Company will use reasonable best efforts to ensure that the right of any Person (including other Holders) to participate in such registration will be conditioned upon such Person's participation in such underwriting at the same price and on the same terms of underwriting applicable to the Initiating Holders and the inclusion of such Person's Registrable Securities in the Underwritten Offering (unless otherwise agreed by the Majority Holders of the Registration), and each such Person will (together with the Company and the other Holders distributing their securities through such Underwritten Offering) enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering. If any Holder disapproves of the terms of the Underwritten Offering, such Holder may elect to withdraw therefrom by written notice to the Company, the managing Underwriter and the Majority Holders of the Registration.

     (f) Priority on Demand Registrations. The Company will not include in any underwritten registration pursuant to Sections 1(a) or (c) any securities that are not Registrable Securities without the prior written consent of the Initiating Holders holding a majority of the Registrable Securities for which registration was requested. Other than in connection with a Shelf Registration, if the managing Underwriter advises the Company that in its opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without materially adversely affecting the successful marketability of the offering (including a material adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the opinion of such Underwriters can be sold without materially adversely affecting the successful marketability of the offering, which securities will be so included in the following order of priority: (A) if such registration is requested by the Required Investor Holders, (i) first, Registrable Securities, pro rata among the respective Holders thereof on the basis of the aggregate number of Registrable Securities requested to be included in such registration by each of them, and (ii) second, any other securities of the Company that have been requested to be so included; and (B) if such registration is requested by the Required Cypress Holders, (i) first, Registrable Securities, pro rata among the respective Holders thereof that are Cypress Shareholders on the basis of the aggregate number of Registrable Securities requested to be included in such registration by each of them, (ii) second, Registrable Securities, pro rata among the respective other Holders thereof that on the basis of the aggregate number of Registrable Securities requested to be included in such registration by each of them, and
(iii) third, any other securities of the Company that have been requested to be so included. Notwithstanding the foregoing, no employee of the Company or any subsidiary thereof will be entitled to participate, directly or indirectly, in any such registration to the extent that the managing Underwriter determines in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration. In the event the Company shall not, by virtue of this Section 1(f), include in any Demand Registration all of the Registrable Securities of any Holder requesting to be included in such Demand Registration, such Holder may, upon written notice to the Company given within five days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such Demand Registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such Demand Registration.

     (g) Registration of Other Securities. Whenever the Company shall effect a Demand Registration, no securities other than the Registrable Securities shall be covered by such registration unless the Majority Holders of the Registration shall have consented in writing to the inclusion of such other securities (provided that, if such registration is a Demand Registration requested by the Required Cypress Holders, for the purposes of this provision the "Majority Holders of the Registration" shall mean the Required Cypress Holders).

     (h) Registration Statement Form. Registrations under this Section 1 shall be on such appropriate registration form of the Commission (i) as shall be selected by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Registration Request, and
(ii) which shall be available for the sale of Registrable Securities in accordance with (A) the intended method or methods of disposition specified in the requests for registration and (B) applicable law. The Company agrees to consult with any selling Holder with respect to any information which such selling Holder, upon advice of counsel, has reasonably requested to be included in such Registration Statement.

     (i) Conversions; Exercises. Notwithstanding anything to the contrary herein, in order for any Registrable Securities that are issuable upon the exercise of conversion rights, options or warrants to be included in any registration pursuant to Section 1 or 2 hereof, the exercise of such conversion rights, options or warrants must be effected no later than immediately prior to the closing of any sales under the Registration Statement pursuant to which such Registrable Securities are to be sold.

     (j) Exclusive Rights. The registration rights granted pursuant to the provisions of this Section 1 shall be in addition to the registration rights granted pursuant to the other provisions of Section 2 hereof.

     2. Piggyback Registrations.

     (a) Right to Piggyback. Whenever the Company proposes to register any of its securities (including in response to a demand of a shareholder not party hereto, but excluding a registration pursuant to Section 1, relating solely to employee benefit plans, or relating solely to the sale of debt or convertible debt instruments) and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice to all Holders of its intention to effect such a registration and will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the date of the Company's notice (a "Piggyback Registration"). Any Holder that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing Underwriter, if any, on or before the thirtieth (30th) day prior to the planned effective date of such Piggyback Registration. The Company may delay, terminate or withdraw any registration under this Section 2 prior to the effectiveness of such registration, whether or not any Holder has elected to include Registrable Securities in such registration, and except for the obligation to pay Registration Expenses pursuant to Section 2(c) the Company will have no liability to any Holder in connection with such delay, termination or withdrawal; provided, however, that if such delay shall extend beyond 120 days from the date the Company received a request to include Registrable Securities in such Piggyback Registration, then the Company shall again give all Holders the opportunity to participate therein and shall follow the notification procedures set forth in this Section 2(a). There is no limitation on the number of such Piggyback Registrations pursuant to this Section 2 which the Company is obligated to effect. The registration rights granted pursuant to the provisions of this Section 2 shall be in addition to the registration rights granted pursuant to the other provisions of Section 1 hereof.

     (b) Underwritten Registration. If any Piggyback Registration involves an Underwritten Offering, the Company will so advise the Holders as a part of the written notice given pursuant to Section 2(a). In such event, the Company will use reasonable best efforts to ensure that the right of any Holder to registration pursuant to this Section 2 will be conditioned upon such Holder's participation in such Underwritten Offering and the inclusion of such Holder's Registrable Securities in the Underwritten Offering, and each such Holder will (together with the Company and the other Holders distributing their securities through such Underwritten Offering) enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering by the Company. If any Holder disapproves of the terms of the Underwritten Offering, such Holder may elect to withdraw therefrom by written notice to the Company, the managing Underwriter and the Holders participating in the Underwritten Offering.

     (c) Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or Prospectus becomes effective or final.

     (d) Priority on Primary Registrations. If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing Underwriters advise the Company (a copy of such notice if in writing or prompt communication of the content of such notice, if oral, to be provided by the Company to each Holder requesting registration) that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without materially adversely affecting the successful marketability of such offering, the Company will include in such registration or Prospectus only such number of securities that in the opinion of such Underwriters can be sold without materially adversely affecting the successful marketability of the offering, which securities will be so included in the following order of priority: (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the Holders of such Registrable Securities on the basis of the number of Registrable Securities so requested to be included therein owned by each such Holder, and (iii) third, other securities requested to be included in such registration; provided, however, that in the event the Company will not, by virtue of this Section 2(d), include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such registration. Notwithstanding the foregoing, any employee of the Company or any subsidiary thereof will not be entitled to participate, directly or indirectly, in any such registration to the extent that the managing Underwriter determines in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

     (e) Priority on Secondary Registrations. If a Piggyback Registration relates to an underwritten secondary registration on behalf of holders of the Company's securities other than the Holders of Registrable Securities, and the managing Underwriters advise the Company (a copy of such notice if in writing or prompt communication of the content of such notice, if oral, to be provided by the Company to each Holder requesting registration) that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without materially adversely affecting the successful marketability of the offering, the Company will include in such registration only such number of securities that in the opinion of such Underwriters can be sold without materially adversely affecting the successful marketability of the offering, which securities will be so included in the following order of priority: (i) first, the securities requested to be included therein by the holders requesting such registration and the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities and Registrable Securities on the basis of the number of securities so requested to be included therein owned by each such holder, and (ii) second, other securities requested to be included in such registration; provided, however, that in the event the Company will not, by virtue of this Section 2(e), include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to the Company given within three days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such registration. Notwithstanding the foregoing, any employee of the Company or any subsidiary thereof will not be entitled to participate, directly or indirectly, in any such registration to the extent that the managing Underwriter determines in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

     (f) Other Registrations. If the Company receives a Registration Request or files a Registration Statement with respect to Registrable Securities pursuant to Section 1 or Section 2, and if such registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-4 or S-8 or any successor or similar forms), whether on its own behalf or at the request of any holder or holders of such securities, from a period beginning on the date of a Registration Request and ending at least 180 days from the effective date of the effectiveness of such Registration Statement, and shall not be required to do so notwithstanding any other provision of this Agreement.

     3. Registration Procedures. Subject to Section 1(d), whenever the Holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof. Without limiting the generality of the foregoing, the Company will, as expeditiously as practicable:

          (a) prepare and (within 60 days after the end of the thirty-day period within which requests for registration may be given to the Company pursuant hereto) file with the Commission a Registration Statement with respect to such Registrable Securities which Registration Statement shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, make all required filings with the National Association of Securities Dealers, Inc. and thereafter use its reasonable best efforts to cause such Registration Statement to become effective, provided that before filing a Registration Statement or any amendments or supplements thereto, the Company will furnish to the Holders' Counsel copies of all such documents proposed to be filed, which documents will be subject to review of such counsel at the Company's expense and the Company shall provide the Holders' Counsel and any attorney, accountant or other agent retained by any such seller or any Underwriter (each, an "Inspector" and, collectively, the "Inspectors") with a reasonable opportunity, in light of the circumstances, to participate in the preparation of such Registration Statement and each Prospectus included therein (and each amendment or supplement thereto or comparable statement) to be filed with the Commission. Unless such Holders' Counsel has reasonably objected in writing to the filing of such Registration Statement, amendment or supplement prior thereto, the Company will file such Registration Statement, Prospectus, amendment or supplement or comparable statement as required by this Agreement. The Company will not file any Registration Statement or amendment or post-effective amendment or supplement to such Registration Statement to which such Holders' Counsel has reasonably objected in writing on the grounds that (and explaining why) such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

          (b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement; provided, that except with respect to any Shelf Registration, such period need not extend beyond nine months after the effective date of the Registration Statement; and provided further, that with respect to any Shelf Registration, such period need not extend beyond the time period provided in Section 1(c), and which periods, in any event, shall terminate when all Registrable Securities covered by such Registration Statement have been sold (but not before the expiration of the 90 day period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable);

          (c) furnish to each seller of Registrable Securities and each Underwriter, if any, such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary Prospectus, final Prospectus, all exhibits and other documents filed therewith and such other documents as such seller may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such seller;

          (d) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller or the sole or lead managing Underwriter, if any, reasonably requests, to continue such registration or qualification in effect in each such jurisdiction for as long as such Registration Statement remains in effect (including through new filings or amendments or renewals) and do any and all other acts and things that may be necessary or reasonably advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) - qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to -- --- general service of process in any such jurisdiction);

          (e) use its reasonable best efforts to cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies, authorities or self-regulatory bodies as may be necessary or reasonably advisable in light of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

          (f) promptly notify the Holders' Counsel, the sole or lead managing Underwriter, if any, and each seller of such Registrable Securities, at any time when a Registration Statement related thereto is required to be amended or supplemented or a Prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the Registration Statement or the Prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as promptly as practicable, prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such Registration Statement or Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Registration Statement or Prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (g) notify each seller of any Registrable Securities covered by such Registration Statement (i) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any state securities or blue sky authority for amendments or supplements to the Registration Statement or the Prospectus related thereto or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation or threat (of which the Company has knowledge) of any proceedings for any of such purposes or (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation of any proceeding for such purpose;

          (h) if so requested by the Majority Holders of the Registration, use its reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange (or if the listing of Registrable Securities is not permitted under the rules of each national securities exchange on which the Company's securities are then listed), use its reasonable best efforts to cause all such Registrable Securities to be listed on The New York Stock Exchange or Nasdaq Stock Market (as determined by the Majority Holders of the Registration in consultation with the Company);

          (i) provide a CUSIP number for all Registrable Securities and provide and caused to be maintained a transfer agent and registrar for all such Registrable Securities not later than the effective date of, or date of final receipt, for such Registration Statement;

          (j) enter into and perform such customary agreements (including underwriting agreements with customary provisions) and provide officers' certificates and other customary closing documents and take all such other actions as the Majority Holders of the Registration or the Underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a share split or a combination of shares);

          (k) make available for inspection by any seller of Registrable Securities, Holders' Counsel, any Underwriter participating in any disposition pursuant to such Registration Statement and any Inspector, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, Holders' Counsel, Underwriter, or Inspector in connection with such Registration Statement; provided that each Holder will, and will use its commercially reasonable efforts to cause each such Underwriter or Inspector to (i) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company and (ii) minimize the disruption to the Company's business in connection with the foregoing; provided, further, that the Company shall not be required to make available for inspection any documents containing material non-public information or otherwise provide such material non-public information to any person unless permitted under applicable securities laws without also making public disclosure thereof;

          (l) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and any other governmental agency or authority having jurisdiction over the offering, and make available to its security holders, as soon as reasonably practicable but no later than 90 days after the end of any 12-month period, earnings statements (i) commencing at the end of any month in - which Registrable Securities are sold to Underwriters in an Underwritten Offering and (ii) commencing -- with the first day of the Company's calendar month next succeeding each sale of Registrable Securities after the effective date of a Registration Statement, which statements shall cover such 12-month periods, in a manner which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

          (m) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related Prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use its reasonable best efforts promptly to obtain the withdrawal of such order;

          (n) cooperate with each selling Holder of Registrable Securities and each Underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD and make reasonably available its employees and personnel and otherwise provide reasonable assistance to the Underwriters (taking into account the needs of the Company's businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any Underwritten Offering, including, without limitation, preparing for and participating in such number of "road shows" and all such other customary selling efforts as the Underwriters reasonably request in order to expedite or facilitate such disposition; and enter into such agreements and take such other actions as the sellers of Registrable Securities or the Underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

          (o) obtain one or more comfort letters, addressed to the sellers of Registrable Securities, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering dated the date of the closing under the underwriting agreement for such offering), signed by the

     Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the Holders of a majority of the Registrable Securities being sold in such offering reasonably request;

          (p) provide legal opinions of the Company's outside counsel, addressed to the Holders of the Registrable Securities being sold, dated the effective date of such Registration Statement, each amendment and supplement thereto (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary Prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

          (q) furnish to any seller of Registrable Securities such information and assistance as such seller may reasonably request in connection with any "due diligence" effort which such seller deems appropriate;

          (r) keep each selling Holder of Registrable Securities advised in writing as to the initiation and progress of any registration under Sections 1 and 2 hereunder;

          (s) furnish to each Holder participating in the offering and the sole or lead managing Underwriter, if any, without charge, at least one manually-signed copy of the Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those deemed to be incorporated by reference);

          (t) cooperate with the selling Holders of Registrable Securities and the sole or lead managing Underwriter, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the Underwriters or, if not an Underwritten Offering, in accordance with the instructions of the selling Holders of Registrable Securities at least three business days prior to any sale of Registrable Securities;

          (u) if requested by the sole or lead managing Underwriter or any selling Holder of Registrable Securities, immediately incorporate in a prospectus supplement or post-effective amendment such information concerning such

     Holder of Registrable Securities, the Underwriters or the intended method of distribution as the sole or lead managing Underwriter or the selling Holder of Registrable Securities reasonably requests to be included therein and as is appropriate in the reasonable judgment of the Company, including, without limitation, information with respect to the number of shares of the Registrable Securities being sold to the Underwriters, the purchase price being paid therefor by such Underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; make all required filings of such Prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment; and supplement or make amendments to any Registration Statement if requested by the sole or lead managing Underwriter of such Registrable Securities; and

          (v) use its reasonable best efforts to take or cause to be taken all other actions, and do and cause to be done all other things, necessary or reasonably advisable in the opinion of any seller of Registrable Securities to effect the registration of such Registrable Securities contemplated hereby.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus used in connection therewith, that refers to any Holder covered thereby by name, or otherwise identifies such Holder as the holder of any securities of the Company, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law. If any Registration Statement or comparable statement under "blue sky" laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, and
(ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by counsel, required by the Securities Act or any similar federal statute or any state "blue sky" or securities law then in force, the deletion of the reference to such Holder.

The Company may require each Holder of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Holder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.

     4. Registration Expenses.

     (a) Except for Selling Expenses and as otherwise provided for herein, all expenses incidental to the Company's performance of or compliance with this Agreement whether or not any Registration Statement becomes effective and whether or not all Registrable Securities originally requested to be included in such registration are withdrawn or otherwise ultimately not included in such registration, including, without limitation, all registration, listing and filing fees, fees and expenses of compliance with securities or blue sky laws and the rules of any stock exchange, word processing, duplicating, distributing and printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company, all independent certified public accountants (including the expenses of any audit and/or "cold comfort" letters), Underwriters and other Persons retained by the Company, the reasonable out-of-pocket expenses incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities which are customarily borne by the issuer (all such expenses, "Registration Expenses"), will be borne as provided in this Agreement, except that the Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on The New York Stock Exchange or Nasdaq Stock Market. All Selling Expenses will be borne by the holders of the securities so registered pro rata on the basis of the number of their securities so registered.

     (b) In connection with each registration pursuant to Section 1 and each Piggyback Registration whether or not any Registration Statement becomes effective and whether or not all Registrable Securities originally requested to be included in such registration are withdrawn or otherwise ultimately not included in such registration, the Company will reimburse the holders of Registrable Securities covered by such registration or qualification for the reasonable fees and disbursements of one United States counsel, which counsel shall be selected (i) in the case of a Demand Registration or an S-3 Registration by the Initiating Holders holding a majority of the Registrable Securities for which registration was requested in the Registration Request, and
(ii) in all other cases, by the Majority Holders of the Registration (the "Holders' Counsel").

     (c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration or qualification hereunder will pay those Registration Expenses allocable to the registration or qualification of such holder's securities so included, and any Registration Expenses not so allocable will be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered or qualified.

     5. Indemnification.

     (a) The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, each Holder, its Affiliates and their respective officers, directors and partners, members, shareholders, employees, and agents (each, an "Agent") and each Person who "controls" such Holder (within the meaning of the Securities Act and Section 20 of the Exchange Act) against, and pay and reimburse such Holder, Agent or controlling person for any losses, claims, damages, liabilities, joint or several, to which such Holder, Agent or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, and the Company will pay and reimburse such Holder and each such Agent and controlling person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made in such Registration Statement, any such Prospectus or preliminary Prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Holder or its Affiliates expressly for use therein or by such Holder's or its Affiliates' failure to deliver a copy of the Registration Statement or Prospectus or any amendments or supplements thereto after the Company has furnished such Holder or its Affiliates with a sufficient number of copies of the same. In connection with an Underwritten Offering, the Company, if requested, will indemnify such Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

     (b) In connection with any Registration Statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement, Prospectus or preliminary Prospectus and, will indemnify and hold harmless the Company, its directors and officers, each Underwriter and each other Person who "controls" the Company (within the meaning of the Securities Act and Section 20 of the Exchange Act) and each such Underwriter against any losses, claims, damages, liabilities, joint or several, to which such Holder or any such director or officer, any such Underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such Prospectus or preliminary Prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by such Holder expressly for use therein, and such Holder will reimburse the Company and each such director, officer, Underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the obligation to indemnify and hold harmless will be individual and several to each Holder and will be limited to the net amount of proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

     (c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

     (d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

     (e) If the indemnification provided for in this Section 5 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Holder will be obligated to contribute pursuant to this Section 5(e) will be limited to an amount equal to the net proceeds to such Holder of the Registrable Securities sold pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Holder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities). The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(e) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     6. Participation in Underwritten Registrations.

     (a) No Holder may participate in any registration hereunder that is underwritten unless such Holder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or "green shoe" option requested by the managing Underwriter(s), provided that no Holder will be required to sell more than the number of Registrable Securities that such Holder has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) cooperates with the Company's reasonable requests in connection with such registration or qualification (it being understood that the Company's failure to perform its obligations hereunder, which failure is caused by such Holder's failure to cooperate, will not constitute a breach by the Company of this Agreement). Notwithstanding the foregoing, no Holder will be required to agree to any indemnification obligations on the part of such Holder that are greater than its obligations pursuant to Section 6(b).

     (b) Each Holder that is participating in any registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in subsection 3(f) above, such Holder will forthwith discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until such Holder receives copies of a supplemented or amended Prospectus as contemplated by such Section 3(f). In the event the Company gives any such notice, the applicable time period mentioned in subsection 3(b) during which a Registration Statement is to remain effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 6(b) to and including the date when each seller of a Registrable Security covered by such Registration Statement will have received the copies of the supplemented or amended Prospectus contemplated by Section 3(f).

     7. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

          (a) make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act, at all times,

          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act, and

          (c) take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rules may be amended from time to time, or (ii) any other rule or regulation now existing or hereafter adopted by the SEC.

Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

     8. Lock Up Agreements. In consideration for the Company agreeing to its obligations under this Agreement, each Holder agrees in connection with any registration of the Company's securities (whether or not such Holder is participating in such registration) upon the timely request of the Company and the Underwriters managing any Underwritten Offering of the Company's securities, not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144 or Rule 144A, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the Company or such Underwriters, as the case may be, for such period of time (not to exceed 90 days) from the effective date of such registration as the Company and the Underwriters may specify, such consent not to be unreasonably withheld, delayed or conditioned, in the case of the Company, so long as all Holders or shareholders holding more than five percent (5%) of the outstanding Ordinary Shares and all officers and directors of the Company are bound by a comparable obligation, provided that except as provided in Section 11(b), nothing herein will prevent any Holder that is a partnership or corporation from making a distribution of Registrable Securities to the partners or shareholders thereof that is otherwise in compliance with applicable securities laws, so long as such distributees agree to be so bound. The Company agrees that (i) if timely requested in writing by the sole or lead managing Underwriter in an Underwritten Offering of any Registrable Securities, not to make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution of any of the Company's equity securities (or any security convertible into or exchangeable or exercisable for any of the Company's equity securities) during the time period reasonably requested by the sole or lead managing Underwriter not to exceed 90 days, beginning on the effective date of the applicable Registration Statement (except as part of such underwritten registration or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms), and (ii) it will cause each holder of equity securities (or any security convertible into or exchangeable or exercisable for any of its equity securities) of the Company purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to so agree. Notwithstanding the foregoing, the obligations contained in this Section 8 shall no longer apply to the Cypress Shareholders upon the sale, transfer or assignment (including, without limitation, pursuant to Section 11(b)) by the Cypress Shareholders of 50% or more of the securities of the Company held by the Cypress Shareholders in the aggregate on the date of this Agreement.

     9. Term. This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the consent of the parties hereto or their respective successors in interest, (b) the dissolution, liquidation or winding up of the Company and (c) the date on which no Registrable Securities remain outstanding; provided, that Sections 5, 10, 12, 13, 15 and 16 shall survive any such termination, in accordance with their terms.

     10. Voting Rights. The Company and each Holder shall take all necessary and desirable actions within its control (including, without limitation, calling special board or shareholder meetings to seek approval of amendments and/or restatements of the Company's Memorandum of Association or Articles of Association, proposing a slate of director nominees and voting in favor of such nominees, as applicable in each case), so that:

     (a) For so long as the Investors in the aggregate beneficially own at least 51% of the outstanding Voting Shares of the Company on a fully-diluted basis (the "Threshold Amount"), Investors shall be entitled to designate for election to the Board the number of individuals equal to two-thirds of the authorized number of directors of the Board, rounded up to the nearest whole even number. Such designated individuals shall be elected as members of the Board.

     (b) To the extent that the Investors in the aggregate beneficially own less than the Threshold Amount, they shall continue to have the rights provided by the previous paragraph for up to 12 months following the date their aggregate beneficial ownership falls below the Threshold Amount.

     (c) For so long as Investors have continuously owned less than the Threshold Amount for greater than 12 months, they shall be entitled to designate the number of individuals , rounded up to the nearest whole number, for election to the Board in proportion to their aggregate beneficial ownership of Voting Shares, and such individuals shall be elected to the Board; provided that, for so long as Investors in the aggregate beneficially own at least 5% of the outstanding Voting Shares they shall be entitled to designate at least one individual for election to the Board, and such individual shall be elected to the Board.

     (d) Subject to applicable law, Investors shall be entitled to designate the number of members of each board of directors of each subsidiary of the Company and, subject to applicable law and exchange rules and regulations, each respective committee of the Company and its subsidiaries that is proportionate to their representation on the Board.

     (e) For so long as the Cypress Shareholders in the aggregate beneficially own at least 2.5% of the outstanding Voting Shares of the Company on a fully diluted basis (or until the Cypress Shareholders effect the sale, transfer or assignment of their securities in the Company described in Section 11(b), if earlier), the Cypress Shareholders shall be entitled to designate at least one individual, who shall be an employee, officer or director of the Cypress Shareholders and who shall not be an employee, officer or director of any competitor of the Company or any of its subsidiaries, for election to the Board. Such individual shall be approved by Investors as a designee of the Cypress Shareholders, such approval not to be unreasonably withheld or delayed, but subject in any event to Investors' fiduciary duties and applicable law; provided that the parties agree that as of the date of this Agreement, the initial representative of the Cypress Shareholders to be designated for election to the Board shall be Jeffrey Hughes . Such individual shall be elected as a member of the Board, but shall be removed from the

Board if such individual is no longer an employee, officer or director of the Cypress Shareholders. For the avoidance of doubt, the designation of the representative of the Cypress Shareholders shall be in addition to the other rights of the Investors to designate individuals for election to the Board pursuant to this Section 10.

     (f) For so long as Investors have the right to designate directors for election to the Board and the boards of directors of subsidiaries of the Company and committees thereof, Investors shall also have the sole right to remove from the Board or such boards of directors and such committees thereof the directors so designated by Investors. If a vacancy is to occur on the Board or any other such board of directors or any such committee thereof arising from the removal, resignation, death or incapacity of a director designated by Investors, Investors shall have the sole right to designate a director to fill such vacancy. The Company shall take all actions necessary to fill such a vacancy promptly upon notice by Investors of their designation of a replacement director. For so long as the Cypress Shareholders have the right to a representative to be designated for election to the Board, the Cypress Shareholders shall also have the sole right to remove from the Board such representative of the Cypress Shareholders. If a vacancy is to occur on the Board arising from the removal, resignation, death, incapacity or disaffiliation with the Cypress Shareholders of the representative of the Cypress Shareholders on the Board, the replacement director shall be designated in accordance with the procedures set forth in Section 10(e). The Company shall take all actions necessary to fill such a vacancy promptly upon notice by Investors of their designation of a replacement director from the list provided by the Cypress Shareholders pursuant to Section 10(e).

     (g) So long as any Convertible Shares are outstanding, in addition to any other vote of members or shareholders of the Company required under applicable law or the Memorandum of Association or Articles of Association of the Company, the holders of the Convertible Shares will have the rights set forth in Section 4(b) of the Certificate of Designations and the Company shall not take any action or fail to take any action that, in any event, would be inconsistent with, or would otherwise impede or frustrate the rights of such holders of Convertible Shares under Section 4(b) of the Certificate of Designations.

     (h) In addition to the foregoing, Investors shall otherwise have the right to participate in the election of the Board on the same terms as other holders of Voting Shares of the Company.

     11. Transfer Restrictions.

     (a) The Convertible Shares may be transferred to Affiliates of either Investor, provided that at all times voting and disposition control of such Convertible Shares shall remain with the Investors pursuant to appropriate proxies or other similar methods. The Investors shall not and shall cause such Affiliates not to, without the prior written consent of the Company, which consent shall not be unreasonably withheld, transfer more than 490,000 Convertible Shares in the aggregate to any Person or Persons other than an Affiliate of an Investor. The Investors shall and shall cause their Affiliates to give prior notice to the Company of any transfer of Convertible Shares to a Person other than an Affiliate of an Investor. Such notice shall include the identity of the transferee. An Investor may pledge all or a portion of its Convertible Shares or grant a security interest therein to secure indebtedness of such Investor or any of its permitted transferees owing to a bank, other financial institution, institutional lender or other financing source.

     (b) At any time following the date of this Agreement, the Cypress Shareholders shall be permitted to sell, transfer or assign all, but not less than all, of the securities of the Company then held by the Cypress Shareholders in the aggregate to the limited partners, members or shareholders in the Cypress Shareholders; provided, that the rights of the Cypress Shareholders pursuant to this Agreement shall not be transferred or assigned to such transferees or assignees of the securities of the Cypress Shareholders. Notwithstanding the foregoing, the obligations contained in this Section 11(b) shall no longer apply to the Cypress Shareholders upon the sale, transfer or assignment (including, without limitation, pursuant to Section 11(b)) by the Cypress Shareholders of 50% or more of the securities of the Company held by the Cypress Shareholders in the aggregate on the date of this Agreement.

     (c) Investors shall not cause the Company to enter into any of the following types of transactions other than with the approval of the majority of disinterested members of the Board and in compliance with applicable law:

          (i) a merger, consolidation, amalgamation, scheme of arrangement or business combination with either Investor or its Affiliates; or

          (ii) a sale, lease or exchange of all or substantially all of the assets of the Company to either Investor or its Affiliates;

     provided, that the foregoing shall not apply to any such transaction of the Company with any Person that the Company, directly or indirectly, controls, as defined in Rule 405 under the Securities Act.

     12. Preemptive Rights.

     (a) For so long as there are any Registrable Securities (other than Registrable Securities held by the Cypress Shareholders) or Convertible Shares outstanding, if the Company proposes to issue or sell any Ordinary Shares or Ordinary Share Equivalents to any Person or Persons other than the Investors or holders of Convertible Shares other than an issuance of securities registered on Form S-8 or any successor form thereto or otherwise issued under an employee benefits plan in existence as of the date hereof or consented to by Investors, and other than any securities registered on Form S-4 or any successor form thereto or otherwise issued in an exchange offer or business combination transaction that (other than in the case of a merger, consolidation, amalgamation or share exchange with any other Person pursuant to which the Company issues securities as consideration therefor) was approved by Investors (a "New Issuance"), the Company shall (i) give each Investor or holder of Convertible Shares 30 days' prior written notice of the proposed issuance or sale and (ii) offer to sell to the Holders (other than the Cypress Shareholders) and holders of Convertible Shares, on the same terms and conditions as the proposed sale to such Person or Persons at the most favorable price and on the most favorable terms as are offered to any such Persons, the respective numbers of such securities which, if all such securities were purchased, would result in the Holders (other than the Cypress Shareholders) and holders of Convertible Shares holding that percentage of such securities equal to the percentage of Ordinary Shares on a fully diluted basis owned by the Holders (other than the Cypress Shareholders) immediately prior to such sale and into which Convertible Shares owned by the holders thereof immediately prior to such sale are convertible. Such offer shall remain open for 30 days after notice of such New Issuance has been given to such Investor or other holder of Convertible Shares. If requested by the Holders (other than the Cypress Shareholders) and holders of Convertible Shares, the Company will issue to the Holders (other than the Cypress Shareholders) and holders of Convertible Shares (or any Affiliate designated by such Holders or holders of Convertible Shares) a different class of equity securities, which shall be identical to those to be issued except that they will be non-voting and convertible into those equity securities to be issued. Except as expressly provided in this Section 12, the shareholders of the Company shall not have preemptive rights.

     (b) Upon the expiration of the offering period described above, the Company shall be entitled to sell such securities that the Investors or holders of Convertible Shares have not elected to purchase during the 90-day period following such expiration at a price and on terms and conditions no more favorable to the purchasers thereof than those offered to the Investors or holders of Convertible Shares. Any such securities offered or sold by the Company after such 90-day period must be reoffered to the Investors or holders of Convertible Shares pursuant to the terms of this Section 12. The closing of any purchase by the Investors or holders of Convertible Shares pursuant to
Section 12(a) shall be held at the time and place of the closing of, and on the same terms and conditions as, the New Issuance, or at such other time and place as the parties to the transaction may agree. At such closing, the participating Investors or holders of Convertible Shares shall deliver, by certified or official bank check or wire transfer, so much of the purchase price for its portion of the New Issuance as is payable in cash and shall pay the balance in accordance with the agreed upon terms of the transaction, and all parties to the transaction shall execute such documents as are otherwise customary and appropriate.

     13. Affiliate Transactions. The Company shall not, and shall not permit its subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of their properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Investor or any Affiliate of an Investor (other than the Company and its subsidiaries) (each, an "Affiliate Transaction"), unless the Affiliate Transaction is approved by the independent directors of the Board (which, for purposes of this Section 13, shall not include the representatives of the Investors) or upon a vote of at least a majority of the holders of the Ordinary Shares as a class, excluding any Ordinary Shares held by the Investors; provided that, the Investors or their Affiliates may enter into the following types of agreements with the Company and/or its subsidiaries without such approval or vote: reinsurance agreements, investment management agreements, and/or any agreement with the Company or its subsidiaries under which the Company or its subsidiaries are not obligated to make payments in excess of $2,000,000 in the aggregate, in each case in the ordinary course of business and on terms that are no less favorable to the Company or the relevant subsidiary than those that could have been obtained in a comparable transaction by the Company or such subsidiary with an unrelated Person; provided that such agreements do not create any material adverse tax consequences to holders of Ordinary Shares taken in the aggregate.

     14. Information Rights. The Cypress Shareholders and any Affiliate or limited partner of a Cypress Shareholder that holds securities of the Company on the date hereof, on a co-investment basis with the Cypress Shareholders that is intended to qualify as a "venture capital operating company" within the meaning of 29 C.F.R. ss. 2510.3-101(d) (each such entity, a "VCOC Investor") shall have the right to receive from the Company any written information or written materials provided by the Company to members of the Board; provided that the Cypress Shareholders and the VCOC Investors receiving such information shall enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company providing that each such Cypress Shareholder and VCOC Investor shall keep any information and materials received pursuant to this
Section 14 strictly confidential, subject to the terms and conditions of such confidentiality agreement.

     15. Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

     "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, including, without limitation, limited partners or members on a co-investment basis. The Affiliates of Investors shall be deemed to include one or more funds under common management and their respective limited partners and Affiliates.

     "Affiliate Transaction" has the meaning set forth in Section 13.

     "Agent" has the meaning set forth in Section 5(a).

     "Agreement" has the meaning set forth in the first paragraph of this Agreement.

     "Blackout Notice" has the meaning set forth in Section 1(d).

     "Blackout Period" has the meaning set forth in Section 1(d).

     "Board" has the meaning set forth in Section 1(d).

     "Cerberus" has the meaning set forth in the first paragraph of this Agreement.

     "Certificate of Designations" means the Certificate of Designations of the Company with respect to the Convertible Shares.

     "Commission" means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

     "Company" has the meaning set forth in the first paragraph of this Agreement.

     "Convertible Shares" has the meaning set forth in the recitals.

     "Cypress Shareholders" has the meaning set forth in the first paragraph of this Agreement.

     "Demand Registration" has the meaning set forth in Section 1(a).

     "Demand Registration Statement" means a registration statement of the Company that covers the Registrable Securities requested to be included therein pursuant to the provisions of Section 1(a) (as such amount may be reduced in accordance with the provisions of Section 1(f)) and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

     "Holder" means any holder of outstanding Registrable Securities who is a party to this Agreement or to whom the benefits of this Agreement have been validly assigned and such of its respective heirs, successors and permitted assigns (including any permitted transferees of Registrable Securities) who acquire or are otherwise the transferee of Registrable Securities, directly or indirectly, from such

     Investor (or any subsequent Holder), for so long as such heirs, successors and permitted assigns own any Registrable Securities; provided that the Cypress Shareholders shall not be permitted to assign or transfer their rights hereunder.

     "Holders' Counsel" has the meaning set forth in Section 4(b).

     "Inspectors" has the meaning set forth in Section 3(a).

     "Initiating Holders" means, with respect to a particular registration, the Holders who initiated the Request for such registration.

     "Investors" has the meaning set forth in the first paragraph of this Agreement.

     "Investors' Agreement" means the Investors' Agreement, dated as of the date hereof, by and among Investors.

     "Majority Holders of the Registration" means, with respect to a particular registration, one or more Holders of Registrable Securities who would hold a majority of the Registrable Securities to be included in such registration.

     "MassMutual" has the meaning set forth in the first paragraph of this Agreement.

     "New Issuance" has the meaning set forth in Section 12(a).

     "Ordinary Shares" means the ordinary shares of the Company, par value $0.01 per share.

     "Ordinary Share Equivalents" means (i) any evidences of indebtedness, shares of the capital of the Company or other securities directly or indirectly convertible into or exchangeable for Ordinary Shares, and (ii) any right, option or warrant to subscribe for, purchase or otherwise acquire, directly or indirectly, Ordinary Shares; provided, that unless otherwise specified herein, for the purposes of computing the number of Ordinary Shares either outstanding or held by an Investor, the Ordinary Share Equivalents outstanding or held by such Investor shall be deemed to be converted, exercised or exchanged for Ordinary Shares, whether or not such conversion, exercise or exchange has actually been effected, and whether or not then convertible, exercisable or exchangeable or vested.

     "Other Agreements" has the meaning set forth in Section 16(j).

     "Person" means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

     "Piggyback Registration" has the meaning set forth in Section 2(a).

     "Prospectus" means the prospectus included in a Registration Statement (including, without limitation, any preliminary prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), and any such Prospectus as amended or supplemented by any prospectus supplement, and all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference (or deemed to be incorporated by reference) therein.

     "Register," "registered" and "registration" refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which Holders notify the Company of their intention to offer Registrable Securities.

     "Registrable Securities" means (i) any Ordinary Shares issued or issuable upon conversion of the Convertible Shares, (ii) any other shares or securities that the holders of the Convertible Shares may be entitled to receive, or will have received, pursuant to such holders' ownership of the Convertible Shares, (iii) any Ordinary Shares otherwise or hereafter purchased or acquired by the Investors or their Affiliates (provided, that the Company shall be obligated pursuant to this Agreement to pay half of any Registration Expenses with respect to securities classified as Registrable Securities solely under this clause (iii)), (iv) any securities of the Company held by the Cypress Shareholders on the date hereof or (v) any securities of the Company (or any successor or assign of the Company, whether by merger, consolidation, sale of assets or otherwise) issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (i), (ii) or (iii) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization, sale of assets or similar transactions. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (x) they have been effectively registered or qualified for sale by Prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement covering therein,
     (y) they have been sold to the public through a broker, dealer or market maker pursuant to Rule 144 or other exemption from registration under the Securities Act, or (z) they have been sold by such Holder without restriction as to volume or manner of sale pursuant to Rule 144(k) under the Securities Act. For purposes of this

     Agreement, a Person will be deemed to be a Holder whenever such Person holds an option to purchase, or a security convertible into or exercisable or exchangeable for, Registrable Securities, whether or not such purchase, conversion, exercise or exchange has actually been effected and disregarding any legal restrictions upon the exercise of such rights. Registrable Securities issuable upon exercise of an option or upon conversion, exchange or exercise of another security shall be deemed outstanding for the purposes of this Agreement. Notwithstanding the foregoing, any securities of the Company held by the Cypress Shareholders and otherwise deemed to be Registrable Securities shall cease to be Registrable Securities upon the sale, transfer or assignment (including, without limitation, pursuant to Section 11(b)) by the Cypress Shareholders of 50% or more of such securities of the Company held by the Cypress Shareholders in the aggregate on the date of this Agreement.

     "Registration Expenses" has the meaning set forth in Section 4.

     "Registration Request" has the meaning set forth in Section 1(a). The term Registration Request will also include, where appropriate, a S-3 Registration request made pursuant to Section 1(c).

     "Registration Statement" means the registration statement, Prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

     "Required Cypress Holders" means one or more Cypress Shareholders who would hold in the aggregate 50% or more of the outstanding Registrable Securities held by the Cypress Shareholders.

     "Required Investor Holders" means one or more shareholders or members who would hold in the aggregate 50% or more of the outstanding Registrable Securities held by Investors or their permitted assignees and transferees.

     "Rule 144" means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

     "Rule 144A" means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

     "S-3 Registration" means a registration required to be effected by the Company pursuant to Section 1(c).

     "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

     "Securities Purchase Agreement" has the meaning set forth in the recitals.

     "Selling Expenses" means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder.

     "Shelf Registration" has the meaning set forth in Section 1(a).

     "Threshold Amount" has the meaning set forth in Section 10(a).

     "Underwriters" means the underwriters, if any, of the offering being registered under the Securities Act.

     "Underwritten Offering" means a sale of securities of the Company to an Underwriter or Underwriters for reoffering to the public.

     "VCOC Investor" has the meaning set forth in Section 14.

     "Voting Agreement" means the Voting Agreement and Waiver, dated as of November 26, 2006, by and among the Company, Investors and the Cypress Shareholders.

     "Voting Shares" means the Ordinary Shares and the Convertible Shares, and any other securities of the Company that are entitled to vote in the election of the Board.

     16. Miscellaneous.

     (a) No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities that is inconsistent with or adversely affects or impairs or violates the rights granted to the holders of Convertible Shares and Holders of Registrable Securities in this Agreement. Except as provided in this Agreement, the Company will not grant to any holder or prospective holder of any securities of the Company rights with respect to such securities that are senior, pari passu to or otherwise as or more favorable from the perspective of such Person as or than, the rights granted hereunder without the prior written consent of the Required Investor Holders and the Required Cypress Holders, provided that, with the prior written consent of the Required Investor Holders, but not the Required Cypress Holders, the Company may grant registration rights to any Person acquiring securities of the Company in a primary issuance that are as or more favorable than those granted to the Holders hereunder.

     (b) Adjustments Affecting Registrable Securities. Except as may be required by applicable law, the Company will not take any action, or permit any change to occur, with respect to its securities which would materially and adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration or qualification for sale by Prospectus undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration or qualification (including, without limitation, effecting a share split or a combination of shares).

     (c) Remedies. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

     (d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company (upon the approval of the independent directors of the Board, which shall not include the representatives of the Investors), the Required Investor Holders and, for so long as the Investors beneficially own any Convertible Shares or Registrable Securities, the Investors, and, with respect only to such an amendment, modification, supplement or waiver that would materially adversely affect their rights hereunder or impose any material additional burdens on them, for so long as the Cypress Shareholders hold Registrable Securities, the Required Cypress Holders; provided, however, that in the event that such amendment or waiver would treat a Holder or group of Holders in a manner different from any other Holders, then such amendment or waiver will require the consent of such Holder or the Holders of a majority of the Registrable Securities of such group adversely treated.

     (e) Successors and Assigns. This Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and assigns (including any permitted transferee of Registrable Securities). Any Holder (other than a Cypress Shareholder) may assign to any permitted (as determined under the Securities Purchase Agreement and this Agreement) transferee of its Registrable Securities (other than a transferee that acquires such Registrable Securities in a registered public offering or pursuant to a sale under Rule 144 of the Securities Act (or any successor rule)), its rights and obligations under this Agreement. In addition, and whether or not any express assignment will have been made, the provisions of this Agreement which are for the benefit of the holders of the Convertible Shares and/or the Holders of the Registrable Securities (or any portion thereof) as such will be for the benefit of and enforceable by any permitted transferee that is a subsequent holder of any Convertible Shares and/or Registrable Securities (or of such portion thereof), as applicable, subject to the provisions respecting the minimum numbers or percentages of shares of Convertible Shares and/or Registrable Securities (or of such portion thereof), as applicable, required in order to be entitled to certain rights, or take certain actions, contained herein. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, sale of substantially all of its assets, or similar transaction. For the avoidance of doubt, the rights under Section 10 (other than Section 10(g)) may not be assigned by either Investor to any third party, other than to its Affiliates or the other Investor, provided that in the case of any such assignment to an Affiliate or the other Investor, at all times voting and disposition control of such Convertible Shares and/or Registrable Securities and the right to exercise such rights under Section 10 shall remain with the Investors pursuant to appropriate proxies or other similar methods.

     (f) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

     (g) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

     (h) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     (i) Governing Law. This Agreement (other than Sections 10, 11 and 12) and the rights and duties of the parties hereto hereunder shall be governed by and construed in accordance with laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

     (j) Entire Agreement. This Agreement, the Investors' Agreement, the Voting Agreement and the Securities Purchase Agreement (the Investors' Agreement (solely with respect to the Investors), the Voting Agreement and the Securities Purchase Agreement, together, the "Other Agreements") are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to herein or in the Other Agreements. This Agreement and the Other Agreements supersede all prior agreements and understandings between the Company and the other parties to this Agreement with respect to such subject matter.

     (k) Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company (and countersigned by the nominee), be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities and the nominee's consent to such.

     (l) Consent to Jurisdiction. Each party to this Agreement hereby irrevocably and unconditionally agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives any claim (by way of motion, as a defense or otherwise) of improper venue, that it is not subject personally to the jurisdiction of such court, that such courts are an inconvenient forum or that this Agreement or the subject matter may not be enforced in or by such court. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or provided for in Section 16(n) of this Agreement, such service to become effective 10 days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 16(l).

     (m) Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     (n) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to MassMutual, to

     MassMutual Financial Group
     1295 State Street
     Springfield, MA  01111
     Fax:  (413) 744-6350

     Attention:  Larry N. Port

     and

     Babson Capital Management LLC
     1500 Main Street, Suite 22
     Springfield, MA  01111
     Fax:  (413) 226-2064

     Attention:  Rodney J. Dillman, Esq.

     with copies to:

     Debevoise & Plimpton LLP
     919 Third Avenue
     New York, NY  10022
     Fax:  (212) 909 6836

     Attention:  Nicholas F. Potter, Esq.

     and

     Ropes & Gray LLP
     45 Rockefeller Plaza
     New York, NY  10111
     Fax:  (212) 841-5725

     Attention:  Othon A. Prounis, Esq.

     (b) if to Cerberus, to

     SRGL Acquisition, LLC
     c/o Cerberus Capital Management, L.P.
     299 Park Avenue
     New York, NY  10171
     Fax:  (212) 891-1540

     Attention:  Christopher Brody

     with copies to:

     Debevoise & Plimpton LLP
     919 Third Avenue
     New York, NY  10022
     Fax:  (212) 909 6836

     Attention:  Nicholas F. Potter, Esq.

     and

     Schulte Roth & Zabel LLP
     919 Third Avenue
     New York, NY  10022
     Fax:  (212) 593-5955

     Attention:  Marc Weingarten, Esq.

     (c) if to SRGL, to

     Scottish Re Group Limited
     Crown House, Second Floor
     4 Par-la-Ville Road
     Hamilton, HM 08, Bermuda
     Fax:  (441) 295 7576

     Attention:  Paul Goldean
     with a copy to:

     LeBoeuf, Lamb, Greene & MacRae LLP
     125 West 55th Street
     New York, NY  10019
     Fax:  (212) 424 8500

     Attention:  Stephen G. Rooney, Esq.

     (d) if to a Cypress Shareholder, to the address set forth opposite such Cypress Shareholder's name on Schedule 1, with a copy to:

      Simpson Thacher & Bartlett LLP
      425 Lexington Avenue
      New York, NY  10017
      Fax: (212) 455-2502

      Attention: Lee Meyerson, Esq.

              [the remainder of this page left intentionally blank]

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                     SCOTTISH RE GROUP LIMITED


                                     By:_______________________________________
                                         Name:
                                         Title:


                                     MASSMUTUAL CAPITAL PARTNERS LLC


                                     By:_______________________________________
                                         Name:
                                         Title:


                                     SRGL ACQUISITION, LLC


                                     By:_______________________________________
                                        Name:
                                        Title:


                                     [CYPRESS SHAREHOLDERS]

                                   SCHEDULE 1


-------------------------------- ------------- --------------------------------
        Cypress Shareholder        Ordinary             Address
                                    Shares
-------------------------------- ------------- --------------------------------
CYPRESS MERCHANT B PARTNERS I      8,850,208    c/o The Cypress Group L.L.C.
(CAYMAN) L.P                                    65 East 55th Street, 28th Floor
                                                New York, New York 10022
-------------------------------- ------------- --------------------------------
CYPRESS MERCHANT                     376,236    c/o The Cypress Group L.L.C.
B II-A C.V.                                     65 East 55th Street, 28th Floor
                                                New York, New York 10022
-------------------------------- ------------- --------------------------------
CYPRESS SIDE-BY-SIDE                  18,661    c/o The Cypress Group L.L.C.
(CAYMAN) L.P                                    65 East 55th Street, 28th Floor
                                                New York, New York 10022
-------------------------------- ------------- --------------------------------
55TH STREET PARTNERS II              85,405     c/o The Cypress Group L.L.C.
(CAYMAN) L.P.                                   65 East 55th Street, 28th Floor
                                                New York, New York 10022
-------------------------------- ------------- --------------------------------

                                                                       Exhibit 3


                                                          R&G Draft of 5/08/2007

                               INVESTORS AGREEMENT

          INVESTORS AGREEMENT, dated as of May 7, 2007, by and among MassMutual Capital Partners LLC, a Delaware limited liability company ("MM") and SRGL Acquisition, LDC, a Cayman Island limited duration company ("Cerberus").

                                    RECITALS:

          WHEREAS, on November 26, 2006, the Company, MM and SRGL Acquisition, LLC ("SRGL LLC") entered into a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company agreed to sell shares of convertible cumulative participating preferred shares of the Company, par value $.01 per share and liquidation preference of $600 per share (the "Convertible Shares"); and

          WHEREAS, on November 26, 2006, MMCP and SRGL LLC, Massachusetts Mutual Life Insurance Company and Cerberus Capital Management, L.P. entered into an Interim Investors Agreement ("Interim Investors Agreement") pursuant to which such parties agreed to enter into this Agreement;

          WHEREAS, on January 4, 2007, SRGL LLC assigned its rights and obligations under the Purchase Agreement and Interim Investors Agreement to Cerberus;

          WHEREAS, MM intends within thirty days of the date hereof to Transfer, the Convertible Shares being purchased by it under the Purchase Agreement to certain Affiliated Investment Funds;

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

                                   ARTICLE I.

                              INTRODUCTORY MATTERS

          SECTION 1.01. Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

          "Adjusted Cerberus Designee Number" means the number of Board designees that is equal to the Cerberus Adjusted Voting Power Ratio multiplied by the total number of directors the Investors (as such term is defined in the

Registration Rights and Shareholders Agreement) are entitled to designate pursuant to the Registration Rights and Shareholders Agreement rounded to the nearest whole number.

          "Adjusted MM Designee Number" means the number of Board designees that is equal to the MM Adjusted Voting Power Ratio multiplied by the total number of directors the Investors (as such term is defined in the Registration Rights and Shareholders Agreement) are entitled to designate pursuant to the Registration Rights and Shareholders Agreement rounded to the nearest whole number.

          "Adverse Claim" has the meaning set forth in Section 8-102 of the applicable Uniform Commercial Code.

          "Affiliate" means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the specified Person.

          "Affiliated Investment Fund" means an investment limited partnership or other similar investment entity that is managed and controlled by an Affiliate of MM or Cerberus.

          "Agreement" means this Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

          "Board" means the Board of Directors of the Company.

          "Business Day" means a day other than a day on which commercial banks in New York, New York are authorized or required by law to close.

          "Cerberus Adjusted Voting Power Ratio" means the quotient expressed as a percentage obtained by dividing (i) the Convertible Shares Voting Power held by the Cerberus Stockholders, as the same may be adjusted in accordance with the definition of Convertible Shares Voting Power, by (ii) the aggregate Convertible Shares Voting Power held by the MM Stockholders and the Cerberus Stockholders.

          "Cerberus Stockholder" means Cerberus and any of its Permitted Transferees.

          "Certificate of Designations" means the Certificate of Designations of 1,000,000 Shares of 7.25% Convertible Cumulative Participating Preferred Shares of Scottish Re Group Limited, in effect on the date hereof, as may be amended from time to time.

          "Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

          "Company" means Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands.

          "Company Capital Stock" means all Convertible Shares and Ordinary Shares.

          "Company Charter" means the Articles of Association of the Company, as amended from time to time.

          "Company Equity Securities" means all shares of Company Capital Stock now or hereafter issued and all Options or Convertible Securities now or hereafter issued.

          "Company Stock Plans" means all stock option plans, restricted stock purchase plans and other stock-based plans and agreements approved by the Board.

          "Control" (including the terms "Controlling", "Controlled by" and "under common Control with") means the possession, direct or indirect, of the power to direct or participate in the direction of the management and policies of a Person, whether through ownership of voting securities, as a director, general partner or managing member, by contract or otherwise.

          "Conversion Shares" means the shares of Ordinary Shares issued or issuable upon conversion of the outstanding shares of Convertible Shares.

                  "Convertible Securities" means any securities directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

          "Convertible Shares Voting Power" means the number of votes to which the holders of the outstanding shares of Convertible Shares, including for such purposes, any Conversion Shares issued upon conversion of outstanding shares of Convertible Shares, are entitled pursuant to the Company Charter. It is understood that any Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor shall be included in the calculation of the Convertible Shares Voting Power held by MM (and not of Cerberus). Notwithstanding the previous sentence, the following qualifications shall apply in calculating the Convertible Shares Voting Power: (1) If any MM Stockholders Transfer Shares (other than to Designated Affiliates) that would cause the MM Adjusted Voting Power Ratio to be less than 33-1/3% (excluding the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor) then the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof shall be thereafter excluded from the calculation of the Convertible Shares Voting Power of MM (and included in the calculation of the Convertible Shares Voting Power of Cerberus) for so long as the MM Adjusted Voting Power Ratio remains less than 33-1/3%. (2) If any MM Stockholders acquire additional Shares that would cause the MM Adjusted Voting Power Ratio to be greater than 66-2/3% (only after adding the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor), then the Shares held by such MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor shall thereafter be (x) excluded from the Convertible Shares Voting Power of MM for so long as such Shares cause the MM Adjusted Voting Power Ratio to exceed 66-2/3% and (y) included in the calculation of the Convertible Shares Voting Power of Cerberus to the extent such Shares do not cause the Cerberus Adjusted Voting Power Ratio to exceed 66-2/3%. (3) If any Shares are Transferred from an MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor in connection with an exit by Cerberus from such MM Affiliated Investment Fund, such Transfer will not be deemed to reduce the Convertible Shares Voting Power of MM for purposes of calculating the MM Adjusted Voting Power Ratio, unless any MM Stockholders shall have previously Transferred Shares (other than to Designated Affiliates) that would cause the MM Adjusted Voting Power Ratio to be less than 33-1/3% (excluding the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor).

          "Designated Affiliate" means (i) any Affiliate of MM or Cerberus, as applicable (other than any portfolio company of any Affiliated Investment Fund),

(ii) any Affiliated Investment Fund of MM or Cerberus and (iii) any partners, members or shareholders of an Affiliated Investment Fund of MM or Cerberus or other Persons that have written contractual rights to make co-investments with respect to investments made by such Affiliated Investment Fund, provided that any of such partners, members, shareholders or Persons shall not retain any voting or dispositive control or power over any Shares transferred to such entity by MM or Cerberus, as applicable.

          "Exchange Act" means the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations of the Commission thereunder, as the same may be amended from time to time.

          "Fair Market Value" of the Shares shall mean, on any day, with respect to Shares which are (a) listed on a United States securities exchange, the average of the last sales price of such stock for the twenty Business Day period prior to such day on the largest United States securities exchange on which such stock shall have traded on such day, or if such day is not a day on which a United States securities exchange is open for trading, on the immediately preceding day on which such securities exchange was open, (b) not listed on a United States securities exchange but is included in The NASDAQ Stock Market System (including the NASDAQ National Market), the last sales price on such system of such stock on such day, or if such day is not a trading day, on the immediately preceding trading day, or (c) neither listed on a United States securities exchange nor included in The NASDAQ Stock Market System, the fair value thereof (as of a date which is not more than 20 days prior to the date as of which the determination is to be made) determined in good faith by the Transferring Stockholder and the Other Stockholders exercising their rights pursuant to Section 2.03, which determination shall be conclusive and binding on the parties. Fair Market Value, as determined pursuant to clause (c), shall be based upon all considerations that such parties determine to be relevant, including the results of operations of the Company and any previous internal or third-party appraisals of the fair market value of the Shares.

          "Fully Diluted Basis" means the number of shares of Ordinary Shares outstanding or held by one or more Persons, including for such purposes any Conversion Shares.

          "Independent Director" means members of the Board that are not Affiliates of the Stockholders or the Company.

          "Instrument of Accession" means a writing substantially in the form of Exhibit A hereto and whereby a transferee of Company Equity Securities made in accordance with Sections 2.02 (i), (ii) or (iii) becomes a party to, and agrees to be bound (to the same extent as its transferor) by, the terms of this Agreement as a "Stockholder" hereunder.

          "Involuntary Transfer" shall mean any Transfer, proceeding or action by or in which a Stockholder shall be deprived or divested of any right, title or interest in or to any of the Shares otherwise than by a voluntary decision on the part of such Stockholder, including any seizure under levy of attachment or execution, any transfer in connection with bankruptcy (whether pursuant to the filing of a voluntary or an involuntary petition under the United States Bankruptcy Code of 1978, or any modifications or revisions thereto) or other court proceeding to a debtor in possession, trustee in bankruptcy or receiver or other officer or agency, any transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property and any Transfer pursuant to a divorce or separation agreement or a final decree of a court in a divorce action from which there is no further right of appeal; provided, however, that the term "Involuntary Transfer" shall not include any Transfer upon the death of a Stockholder who is a natural person to his or her executors, testamentary trustees, legatees, beneficiaries or legal representatives, or upon the incapacity of a Stockholder who is a natural person, to his or her conservators or guardians.

          "LP Distribution" means a distribution of unrestricted freely tradeable Shares by MM or Cerberus to its partners, members, managers or shareholders in accordance with Cerberus's or MM's governing documents, as applicable.

          "MM Adjusted Voting Power Ratio" means the quotient expressed as a percentage obtained by dividing (i) the Convertible Shares Voting Power held by the MM Stockholders, as the same may be adjusted in accordance with the definition of Convertible Shares Voting Power, by (ii) the aggregate Convertible Shares Voting Power held by the MM Stockholders and the Cerberus Stockholders.

          "MM Stockholders" means MM and any of its Permitted Transferees including without limitation any Affiliated Investment Funds to which MM transfers Convertible Shares within thirty days of the date hereof who execute and deliver an Instrument of Accession in accordance with Section 2.02.

          "Offer Price" shall mean, with respect to a proposed Transfer of Shares pursuant to Section 2.03, the proposed purchase price per Share to be paid by a prospective transferee; provided, however, that in the case of an Involuntary Transfer the Offer Price of the Shares to be Transferred shall be the Fair Market Value of such Shares as of the date such Involuntary Transfer is effective. Notwithstanding anything herein to the contrary, with respect to any Transfer of Shares that is proposed to be pursuant to an Unregistered Public Offering, the Offer Price shall be the Fair Market Value of such Shares at the time of such Unregistered Public Offering.

          "Options" means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

          "Ordinary Shares" means the ordinary shares of the Company, par value $.01 per share.

          "Permitted Transferee" means any Person to whom Shares are Transferred in accordance with Sections 2.02 (i), (ii) or (iii).

          "Person" means any natural person, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

          "Proportionate Percentage" means, with respect to any specified Stockholder or Stockholders as of any date, the result (expressed as a percentage) obtained by dividing (i) the number of Shares owned by such

Stockholder or Stockholders as of such date on a Fully Diluted Basis, which solely with respect to Cerberus shall include any Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor, by (ii) the total number of Shares held by all Stockholders outstanding as of such date on a Fully Diluted Basis.

          "Public Offering" means the sale of shares of Shares to the public pursuant to an effective registration statement (other than a registration statement on Form S-4, Form S-8 or any similar or successor form) filed under the Securities Act.

          "Registration Rights and Shareholders Agreement" means the Registration Rights and Shareholders Agreement, dated as of the date hereof, among the Company, MM, Cerberus and the other stockholders party thereto.

          "Related Group" means, with respect to any Rule 144 measurement period, all holders of Shares whose sales of Shares are required to be aggregated with sales by other holders of Shares for purposes of clauses (e)(1) or (2) of Rule 144.

          "Rule 144" shall mean Rule 144 under the Securities Act (or any successor Rule).

          "Securities Act" means the Securities Act of 1933, or any successor federal statute, and the rules and regulations of the Commission thereunder, as the same may be amended from time to time.

          "Shares" means all Convertible Shares, all Conversion Shares and any other securities issued in respect of the Convertible Shares or the Ordinary Shares issued upon conversion of the Convertible Shares, upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event involving the Company.

          "Stockholders" means MM, Cerberus and any Permitted Transferees of either that enters into an Assumption Agreement.

          "Transfer" means a transfer, sale, assignment, distribution, pledge, hypothecation or other disposition (including by operation of law), whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right or the imposition of a restriction on disposition or voting.

          "Unregistered Public Transfer" means any Transfer of Shares pursuant to (i) the provisions of Rule 144, (ii) a block trade to a financial institution or (iii) an LP Distribution.

          SECTION 1.02. Construction. (a) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Unless the context otherwise requires: (i) "or" is disjunctive but not exclusive, (ii) words in the singular include the plural, and in the plural include the singular, (iii) the words "hereof", "herein", and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (v) the words "Article" and "Section" are references to the articles and sections of this Agreement unless otherwise specified and (vi) whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation".

          (b) References herein to any Stockholder, to the extent such Stockholder shall have validly transferred any of its Shares to one or more Permitted Transferees, shall mean such Stockholder and such Permitted Transferees, taken together, and any right or action that may be taken at the election of such Stockholder may be taken at the election of such Stockholder or such Permitted Transferees to the extent such Stockholder has agreed in writing to transfer such rights to any such Permitted Transferee and to the extent such Permitted Transferee has executed and delivered the Instrument of Accession.

                                  ARTICLE II.

                                    TRANSFERS

          SECTION 2.01. Transfers. No Stockholder may Transfer any Shares other than Transfers made in accordance with this Article II and Article III. Any attempted Transfer of Shares in violation of the provisions of this Agreement shall be null and void ab initio and of no effect. Each Stockholder hereby acknowledges and agrees that the Company shall not be required to (i) Transfer on its books any Shares in connection with any Transfer in violation of any of the provisions set forth in this Agreement, or (ii) treat as owner of such Shares or to accord the right to vote as such owner or to pay dividends to any transferee of such Shares in such Transfer. Notwithstanding the foregoing it is understood that MM intends to Transfer all or a portion of its Convertible Shares to one or more Affiliated Investment Funds on or within thirty days after the date hereof and that such Affiliated Investment Funds shall become "Stockholders" under this Agreement effective upon such Transfer by MM to such Affiliated Investment Funds and the execution and delivery by such Affiliated Investment Funds of an Instrument of Accession in accordance with Section 2.02.

          SECTION 2.02. Transfers to Permitted Transferees. Any Stockholder may, at any time, Transfer any or all of the Shares held by such Stockholder as follows: (i) to any one or more Designated Affiliates of such Stockholder, (ii) Transfers by the MM Stockholders made with the written consent of Cerberus,
(iii) Transfers by the Cerberus Stockholders made with the written consent of MM, (iv) Transfers made in a Public Offering in accordance with and pursuant to the Registration Rights and Shareholders Agreement and (v) Transfers made after giving effect to the provisions of Section 2.03, 2.04 and Article III; provided, that in the case of Transfers made pursuant to Section 2.02 (i), (ii) and (iii) hereof, the Person to whom such Shares are Transferred must duly execute and deliver an Instrument of Accession in the form of Exhibit A hereto (such Transfer to be effective only upon the delivery of such Instrument of Accession to the other Stockholders). Notwithstanding the foregoing, neither the Company nor any of its subsidiaries shall be considered to be Permitted Transferees.

          SECTION 2.03. Right of First Offer.

          (a) No Stockholder (a "Transferring Stockholder") may Transfer Shares (other than Transfers to Permitted Transferees as described in Section 2.02 to any Person without first providing the other Stockholders a written notice (the "ROFR Offer Notice"), which in the case of a proposed Transfer by a MM Stockholder shall be delivered to the Cerberus Stockholders, and in the case of a proposed Transfer by a Cerberus Stockholder, shall be delivered to the MM Stockholders, at least 20 days prior to such proposed Transfer. The ROFR Offer Notice shall include, to the extent applicable, taking into account whether such Transfer is proposed to be consummated in a private or public offering:

                    (i) the principal terms of the proposed Transfer, including
          (u) the names and addresses of the prospective Transferees, (v) a copy of the written bona fide offer, (w) the number and class of the Shares to be Transferred to each such prospective Transferee (the "Offered Shares"), (x) the expected date of the proposed Transfer, (y) the proposed Offer Price and (z) any other material terms of the proposed Transfer; and

                    (ii) an irrevocable offer (an "ROFR Option") to sell any or all such Shares to the MM Stockholders or the Cerberus Stockholders, as the case may be (as applicable, the "Other Stockholders"), for a purchase price, to be stated therein, which shall be no greater than the proposed Offer Price offered by the prospective Transferees, as specified in the ROFR Offer Notice for such Shares, and otherwise on terms that are the same or better than the terms that would apply to such proposed sale to the proposed Transferees.

                         (b) Each Stockholder who exercises its ROFR Option will have the right to purchase all or any portion of its pro-rata portion of the total number of Shares subject to the ROFR. Any ROFR Option may be exercised, in whole or in part, by delivery of written notice of acceptance (the "ROFR Acceptance Notice") to the offeror within 15 days after delivery of the related ROFR Offer Notice. The ROFR Acceptance Notice shall state that the offeree Stockholder has elected to exercise the ROFR Option, and the number of Shares with respect to which such ROFR Option is being exercised. The closing of any purchase and sale of Shares pursuant to the exercise of any ROFR Option shall take place as soon as reasonably practicable, and in any event not later than 15 days after delivery of the ROFR Acceptance Notice (provided, that such time shall be extended as necessary to comply with applicable legal requirements) at such time and location as the parties to such purchase may mutually determine. If any Other Stockholder does not elect to purchase its pro rata portion of the Offered Shares, the Transferring Stockholder shall give prompt written notice to each Other Stockholder who has elected to purchase its pro rata portion of the Offered Shares of the number of Shares remaining, and each such Other Stockholder shall have the right to purchase its pro rata portion of the remaining Offered Shares. The foregoing process shall be repeated until the earlier of (i) no Other Stockholder elects to purchase any additional Offered Shares and (ii) all Offered Shares are allocated among Other Stockholders. If the Other Stockholders do not elect to purchase, in the aggregate, all of the Offered Shares, then subject to Sections 2.04 and 3.01 the Transferring Stockholder may transfer all, but not less than all, of the Offered Shares to the prospective transferee(s) identified in the Offering Notice at a price and on terms and conditions no less favorable to the Transferring Stockholder than those specified in the ROFR Offer Notice for a period of up to 30 days from the expiration of the 15-day period commencing on the date of delivery of the ROFR Offer Notice. Any Shares not transferred within such period again shall be subject to the provisions of this Section 2.03 in connection with any subsequent Transfer. At the closing of any purchase and sale of Shares following the exercise of any ROFR Option, the holder(s) of Shares to be sold will deliver to the offeree Stockholder a certificate or certificates representing the Shares to be purchased duly endorsed, or with stock (or equivalent) powers duly endorsed, for transfer with signature guaranteed, free and clear of any Adverse Claim, and with any necessary stock (or equivalent) transfer tax stamps affixed, together with such certifications, representations and warranties as the offeree Stockholder may reasonably request regarding matters such as that: (i) such holder has full right, title and interest in and to such Shares; (ii) such holder has all necessary power and authority and has taken all necessary action to sell such Shares as contemplated; and (iii) there is no Adverse Claim with respect to such Shares, and the offeree Stockholder (or its designee(s), if applicable) will pay to such holder by certified or bank check or wire transfer of immediately available federal funds (at the option of the holder selling the Shares) the purchase price of the Shares being purchased by it. For the purposes of this Section 2.03, "pro rata portion" shall be equal to the quotient obtained by dividing the number of Shares owned by such Stockholder on the date of determination by the number of Shares then owned by Other Stockholders eligible to purchase the Offered Shares.

             (b) Involuntary Transfers. If an Involuntary Transfer of any Shares (the "Involuntarily Transferred Shares") owned by any of the Stockholders shall occur, the Other Stockholders shall have all of the same rights as specified in this Section 2.03 with respect to such Involuntarily Transferred Shares as if the Involuntary Transfer had been a proposed voluntary transfer by a Transferring Stockholder, except that (i) the periods referenced in this Section
2.03 shall run from the date of receipt by the Company and the Other Stockholders of notice of the Involuntary Transfer, and (ii) such rights shall be exercised by notice to the transferee of such Involuntarily Transferred Shares (the "Involuntary Transferee") rather than to the Stockholder who suffered or will suffer the Involuntary Transfer. In the event that the provisions of this clause (b) shall be held to be unenforceable with respect to any particular Involuntary Transfer, or if all of the Involuntarily Transferred Shares are not purchased pursuant to the provisions of this Section 2.03, as a condition to the Transfer of such Shares to the Involuntary Transferee in the records of the Company, the Involuntary Transferee must execute an Instrument of Accession in the form of Exhibit A hereto and thereby become a party to, and be bound by, the terms and provisions of this Agreement.

          (c) Each certificate representing the Shares that is held by a Stockholder will bear a legend substantially to the following effect with such additions thereto or changes therein as may be necessary to give full effect to this Agreement (the "Investors Agreement Legend"):

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN INVESTORS AGREEMENT, DATED AS OF MAY 7, 2007, AMONG THE ORIGINAL HOLDER OF THIS CERTIFICATE AND THE OTHER PARTIES THERETO. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN

         ACCORDANCE WITH THE PROVISIONS OF SUCH INVESTORS AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH INVESTORS AGREEMENT."

The Investors Agreement Legend will be removed by the delivery of substitute certificates without such Investors Agreement Legend in the event of (i) a Transfer permitted by this Agreement in which the Transferee is not required to enter into an Assumption Agreement or (ii) the termination of this Agreement in accordance with Section 7.04.

          SECTION 2.04. Unregistered Public Transfers.

          (a) Rule 144 Transfers, Block Sales and LP Distributions. If a Stockholder may sell Shares to any Person after the application of and compliance with Section 2.03, such Stockholder shall not Transfer any or all of its Shares pursuant to an Unregistered Public Transfer other than in compliance with this Section 2.04. Shares Transferred pursuant to this Section 2.04 shall conclusively be deemed thereafter not to be Shares under this Agreement.

                    (i) Rule 144 Coordination. The Stockholders shall use reasonable best efforts to coordinate Transfers of Shares made pursuant to Rule 144.

                    (ii) Notice. Each Stockholder shall provide 5 Business Days prior written notice to the other Stockholders when it plans to Transfer any or all of its Shares pursuant to this Section 2.04.

                    (iii) Volume Limit. No Stockholder shall be permitted to effect Transfers pursuant to this Section 2.04 in excess of its pro rata share of all Shares that may be Transferred by Stockholders under Rule 144 during the applicable measurement period (based on the ownership of Shares held by all Stockholders at the start of such measurement period) and assuming for such purposes that all Stockholders are part of the same Related Group whether or not such Stockholders are required by Rule 144 to be so treated. During an applicable measurement period under Rule 144, any Transfers permitted by this Section 2.04 consummated during such applicable measurement period will reduce for purposes of this Agreement, on a Share for Share basis, the number of Shares that such Stockholder is permitted to sell under Rule 144 during such measurement period, whether individually or as part of a Related Group, whether or not such Transfer is required by Rule 144 to be so treated. In the event any Stockholder agrees to forego its pro rata share of the Rule 144 Related Group volume limit by written notice to the other Stockholders, the remainder shall be re-allocated pro rata among the other Stockholders in like manner (except that the Shares held by such forfeiting Stockholder at the start of such measurement period shall be excluded from such calculation).

          (b) Period. The provisions of Section 2.04 shall terminate at such time as the Stockholders, in the aggregate, own less than 10% of the then outstanding Ordinary Shares on a Fully Diluted Basis.

          SECTION 2.05. Securities Law Compliance.

                    (a) Each Stockholder agrees that it will not effect any Transfer of Shares unless such Transfer is made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and, in either case, in compliance with all applicable state securities laws.

                                  ARTICLE III.

                                TAG-ALONG RIGHTS

          SECTION 3.01. Tag-Along Rights. After giving effect to the application of Section 2.03 and subject to its prior compliance thereto, with respect to any proposed Transfer by any Stockholder (collectively, the "Selling Stockholder") of Shares held by such Stockholder and its Designated Affiliates to any Person other than (x) to a Designated Affiliate, (y) in a Public Offering made in accordance with and pursuant to the Registration Rights and Shareholders Agreement or (z) in an Unregistered Public Transfer, each Stockholder who exercises its rights under this Section 3.01 (each a "Tagging Stockholder") will have the right to include the following in the proposed sale to the proposed transferee(s) of Shares (the "Proposed Transferee") or sell the following to the Selling Stockholder (if such Proposed Transferee will not agree to purchase Shares directly from such Tagging Stockholder, and in such case the Selling Stockholder shall be obligated to purchase from such Tagging Stockholder the following): a number of Shares up to the product (rounded down to the nearest whole number) of (i) such Tagging Stockholder's Proportionate Percentage of Shares and (ii) the total number of Shares proposed to be Transferred to the Proposed Transferee(s), at the same price(s) per Share, as the case may be, and upon the same terms and conditions (including time of payment, form of consideration and adjustments to purchase price) as the Selling Stockholder; provided, that Cerberus Stockholders shall not be entitled to be a Tagging Stockholder (and MM Stockholders shall be entitled to be a Selling Stockholder) in a proposed sale of Shares at the direction of Cerberus by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor.

          SECTION 3.02. Exercise of Tag-Along Rights; Notices. The Selling Stockholder will give the other Stockholders prior written notice of each Proposed Sale at least 20 days prior to any such Transfer, setting forth the number and type of Shares proposed to be so Transferred, the name and address of the Proposed Transferee, the proposed amount and form of consideration and other material terms and conditions of payment offered by the Proposed Transferee (such notice, the "Tag-Along Opportunity Notice"). In the event that any of the material terms or conditions set forth in the Tag-Along Opportunity Notice are thereafter amended in any material respect, the Selling Stockholder shall also give written notice of the amended terms and conditions of the Proposed Sale to the Stockholders (such amended notice, an "Amended Tag-Along Opportunity Notice") as promptly a s practicable after such amended terms and conditions have been made. In order to exercise the tag-along rights provided by this
Article III, the Tagging Stockholder must send a written notice to the Selling Stockholder indicating the desire of the Tagging Stockholder to exercise its rights and specifying the number and type of Shares it desires to sell (the

"Tag-Along Exercise Notice") within ten (10) Business Days following the giving of the Tag-Along Opportunity Notice to the Tagging Stockholder (or if an Amended Tag-Along Opportunity Notice is given to the Tagging Stockholder within such ten
(10) Business Day period, within ten (10) Business Days following the giving of such Amended Tag-Along Opportunity Notice). Upon the giving of an Amended Tag-Along Opportunity Notice to the Tagging Stockholder, such Tagging Stockholder shall be permitted to cancel its exercise of its rights under this
Article III upon delivery of written notice to the Selling Stockholder to such effect and shall be released from its obligation hereunder.

          SECTION 3.03. Closing of Proposed Sale. (a) Each Tagging Stockholder shall deliver to the Company, as agent for such Tagging Stockholder, for transfer to the Proposed Transferee one or more certificates, properly endorsed for transfer, which represent the Shares that such Tagging Stockholder is permitted to dispose of pursuant to this Article III. In connection with the consummation of any such Proposed Sale, the Company and the Selling Stockholder
(i) shall Transfer to the Proposed Transferee at the closing of such Proposed Sale a stock certificate or certificates representing the Shares to be disposed of by any Tagging Stockholders and (ii) shall promptly thereafter remit to each Tagging Stockholder (x) that portion of the proceeds of the disposition to which such Tagging Stockholder is entitled by reason of such participation and (y) a stock certificate or certificates representing any balance of Shares that were not so disposed of (or all Shares, in the event the proposed disposition is not consummated).

          (b) If any Tagging Stockholder exercises its rights under this Article III, the closing of the purchase of the Shares with respect to which such rights have been exercised will take place concurrently with the closing of the sale of the Selling Stockholder's Shares to the Proposed Transferee. If by the end of sixty (60) days following the date of delivery of the Tag-Along Opportunity Notice (or following the delivery of the last Amended Tag-Along Opportunity Notice, if applicable), the Selling Stockholder, the Tagging Stockholders and the Proposed Transferee have not completed the Proposed Sale, each Tagging Stockholder shall be released from its obligations under this Article III, and the Tag-Along Exercise Notices shall be null and void, and it shall be necessary for the terms of this Article III to be separately complied with in order to consummate such Proposed Sale pursuant to this Article III.

                                  ARTICLE IV.

                                VOTING AGREEMENT

          SECTION 4.01. Directors.

          (a) The Stockholders agree to designate for election to the Board from time to time pursuant to the Registration Rights and Shareholders Agreement (a) the number of individuals designated by MM (the "MM Designees" and each a "MM Designee") equal to the Adjusted MM Designee Number and (b) the number of individuals designated by Cerberus (the "Cerberus Designees" and each a "Cerberus Designee" and together with the MM Designee, the "Stockholder Designees") equal to the Adjusted Cerberus Designee Number. For the avoidance of doubt, it is understood that as of the date hereof each of MM and Cerberus shall be entitled to designate three directors and nominate one Independent Director. In the event MM Transfers Convertible Shares to an Affiliated Investment Fund, it shall be entitled in its sole discretion to assign and allocate its rights under this Article IV to one or more of such Affiliated Investment Funds.

          (b) In the event that there is a change in the Convertible Shares Voting Power held by one Stockholder relative to the other, the Stockholders each agree to vote or otherwise give such Stockholder's consent in respect of all shares of Company Capital Stock (whether now or hereafter acquired) owned by such Stockholder, from time to time, in order to cause the removal from or election to the Board, as appropriate, of such number of (i) MM Designees such that the number of MM Designees that are designated to the Board is equal to the Adjusted MM Designee Number calculated based on such changed relative Convertible Shares Voting Power held by the MM Stockholders, and (ii) Cerberus Designees such that the number of Cerberus Designees that are designated to the Board is equal to the Adjusted Cerberus Designee Number calculated based on such changed relative Convertible Shares Voting Power held by the Cerberus Stockholders in each case rounded to the nearest whole number. In the event that the authorized number of directors on the Board of Directors is insufficient to accommodate the adjustments to the number of MM Designees and Cerberus Designees pursuant to this Section 4.01(b), then the Stockholders each agree to (x) use reasonable efforts (including by voting or otherwise giving such Stockholder's consent in respect of all shares of Company Capital Stock (whether now or hereafter acquired) owned by such Stockholder) to cause the authorized number of directors on the Board of Directors to be adjusted upwards as appropriate to accommodate the adjustments to the number of MM Designees and Cerberus Designees pursuant to this Section 4.01(b) or (y) (A) to cause the removal from the Board of Directors of such MM Designee or Cerberus Designee as appropriate to reflect as closely as practicable the Convertible Shares Voting Power held by each Stockholder relative to the other, and (B) to fill the vacancy created by such removal with an individual (i) mutually agreed upon by the MM Stockholders and the Cerberus Stockholders. For the avoidance of doubt, to the extent that the Cerberus Stockholders and the MM Stockholders are only entitled to designate one member to the Board pursuant to the Registration Rights and Shareholders Agreement, such director designee shall be (i) mutually agreed upon by the Cerberus Stockholders and the MM Stockholders to the extent that neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3% and (ii) by the MM Stockholders or the Cerberus Stockholders, as applicable, to the extent the MM Adjusted Voting Power Ratio or the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, respectively. In the event that the sum of the Cerberus Designees and the MM Designees at any time equals an odd number in circumstances in which each Stockholder is entitled to appoint the same number of directors, each Stockholder shall be entitled to appoint an even amount of directors and jointly appoint the odd numbered director. It being further understood that so long as the Convertible Shares Voting Power held by the MM Stockholders or the Cerberus Stockholder, as the case may be, exceeds 5%, then the Stockholders shall use reasonable best efforts to provide that the MM Stockholders or the Cerberus Stockholders, as the case may be, shall have at least one designee to the Board of Directors notwithstanding that the Adjusted MM Designee Number or Adjusted Cerberus Designee Number may be less than one. Nothing herein shall require any Stockholder to take any action that would result in an increase in the appointment of more directors than the Stockholders would be entitled to in the aggregate, under the Registration Rights and Shareholders Agreement.

          (c) From and after the date hereof, each of MM and Cerberus agrees to cause its designees to the Board, if any, subject to those designees' fiduciary duties under applicable law, to vote or otherwise give such Director's consent to the creation and maintenance of:

                    (i) a Board of Directors initially consisting of eleven persons, including (i) the six directors the Investors are entitled to designate pursuant to the Registration Rights and Shareholders Agreement, (ii) three Independent Directors (one of which will be nominated by MM, one of which will be nominated by Cerberus, and the third of which will be nominated by the other two Independent Directors), (iii) one designee, of the Cypress Shareholders (as defined in the Registration Rights and Shareholders Agreement) for as long as the Cypress Shareholders are entitled to designate a director pursuant to the terms thereof and (iv) the CEO of the Company.

                    (ii) a Compensation Committee of the Board, consisting of at least three directors, whose composition shall be the same as the Board relative to the percentage of Cerberus Designees and MM Designees on such Board, provided that so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, one of whom shall be a MM Designee, if any, one of whom shall be a Cerberus Designee, if any, and one of whom shall be an Independent Director, if any, which Compensation Committee shall approve all grants of stock options or stock awards to employees of the Company, all increases in compensation of officers of the Company and all other employee benefits (including, without limitation, vacation policy, benefit plans, company automobiles and insurance) granted to officers of the Company;

                    (iii) an Audit Committee of the Board, consisting of at least three directors, whose composition shall be the same as the Board relative to the percentage of Cerberus Designees and MM Designees on such Board, provided that so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, one of whom shall be a MM Designee, if any, one of whom shall be a Cerberus Designee, if any, and one of whom shall be an Independent Director, if any, which Audit Committee shall review and approve the financial statements of the Company; and

                    (iv) so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, any other committee or sub-committee of the Board that may be mutually deemed by MM and Cerberus to be appropriate; provided that such committee or sub-committee consists of at least one MM Designee, if any, and one Cerberus Designee, if any, so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%.

          SECTION 4.02. Consultation Regarding Certain Matters to be Voted on by the Board. So long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds 66-2/3%, the MM Designees and the Cerberus Designees shall consult with each other, subject to their fiduciary duties under applicable law, prior to voting on the following matters to be voted on by the Board:

                    (i) any sale of substantially all the assets of the Company, or any merger or consolidation in which the Company is a constituent party (other than for purposes of redomestication), or any other transaction, in which the stockholders of the Company immediately before the transaction do not hold, immediately after the transaction, more than 50% of the outstanding voting power of the surviving or resulting entity or the Company, as the case may be (any such transaction, a "Change of Control");

                    (ii) any recapitalization of the Company;

                    (iii) the creation, or authorization of the creation of, or issuance or obligation to issue any additional shares of Company Equity Securities, or any other equity securities of the Company or securities convertible into equity securities of the Company;

                    (iv) any reclassification, recapitalization of, any declaration or payment of dividends (whether in cash, other assets or stock) on, and any purchase or redemption of any shares of Company Capital Stock by the Company, other than (A) purchases by the Company of Company Capital Stock held by the Stockholders, provided that the Company repurchases from each Stockholder such Stockholder's Proportionate Percentage of the aggregate number of shares repurchased by the Company, and (B) repurchases of securities from former employees, officers, directors, consultants or other persons who performed services for the Company in connection with the cessation of such employment or service at the then-current fair market value thereof (or lower, if agreed to by the Company and the applicable third party);

                    (v) any filing for bankruptcy, receivership or similar arrangement;

                    (vi) any increase or decrease of the authorized number of directors or members of any committee thereof;

                    (vii) approval of the annual operating budget of the Company, modification in any material respect any such budget or any action that is or is reasonably likely to be a material variance therefrom;

                    (viii) any joint venture or other alliance with an aggregate value in excess of $10,000,000;

                    (ix) the hiring or removal of the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or Chief Actuary (each, an "Executive Officer" and collectively the "Executive Officers"), provided that the Cerberus Designees may vote for the removal of any two of the Executive Officers on one occasion only without prior consultation with the MM Designees;

                    (x) any agreement, contract or understanding which involves payment by the Company in excess of $10,000,000;

                    (xi) any agreement providing for, or the occurrence of, the acquisition or sale of any asset, or the acquisition of or investment in any equity or debt securities of another Person, for a value of greater than $10,000,000;

                    (xii) the incurrence of any new indebtedness for borrowed money in excess of $10,000,000; the prepayment or material modification of any existing indebtedness; or any loan, advance or capital contribution by the Company in an aggregate amount in excess of $10,000,000;

                    (xiii) adopting or making a material amendment to any severance or management equity program; or

                    (xiv) any matter to be submitted for approval for a vote of the Shares or by the shareholders of the Company.

          SECTION 4.03. Stockholder Consent. Each Stockholder agrees that it will not vote or otherwise give such Stockholder's consent in respect of any shares of Company Capital Stock (whether now or hereafter acquired) owned by such Stockholder in favor of any proposal to be voted on by the stockholders of the Company without the prior consent of the other Stockholder (any disagreement as to whether or not to approve and/or consent to any such matter, a "Dispute"), provided however that the provisions of this Section 4.03 shall not apply (i) if either the MM Adjusted Voting Power Ratio or the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3% or (ii) with respect to the incurrence of any indebtedness (other than corporate debt) for borrowed money to maintain the operation of the Company as a going concern.

          SECTION 4.04. Babson Capital Management LLC. Cerberus agrees to vote or otherwise give its consent in respect of all shares of Company Capital Stock (whether now or hereafter acquired) owned by Cerberus in whatever manner as shall be reasonably necessary to appoint Babson Capital Management LLC as the Company's asset manager, provided that the terms of such engagement are on terms substantially no less favorable to the Company than those that the Company would obtain in a comparable arms'-length transaction with a Person not an Affiliate or stockholder (or an Affiliate of such stockholder) of the Company and include provisions for termination (a) for material non-performance, (b) for under-performance (as determined by the Independent Directors), or (c) upon a Change of Control.

                                   ARTICLE V.

                            THIRD PARTY SALE PROCESS

          SECTION 5.01. Third Party Sale Process.

          (a) At any time on or after May 7, 2012, so long as the MM Stockholders and the Cerberus Stockholders together own at least 33-1/3% of the Ordinary Shares then outstanding on a Fully Diluted Basis and neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-23%, each of MM and Cerberus shall have the right to cause the other to use reasonable best efforts to initiate the sale (by merger, consolidation or otherwise) to any Person or group of Persons (a "Third Party") of (x) 100% of the Ordinary Shares then outstanding on a Fully-Diluted Basis or
(y) all or substantially all of the assets of the Company and its subsidiaries taken as a whole (each such transaction a "Third Party Sale"). Any Third Party Sale process will be conducted by the Independent Directors who shall have the power to negotiate and consummate such Third Party Sale. If and to the extent either MM or Cerberus wishes to initiate a Third Party Sale, then each of MM and Cerberus hereby agrees that such Stockholder will (A) vote or otherwise give such Stockholder's consent in favor of such Third Party Sale, if approved by the Independent Directors (B) Transfer to such Third Party, subject to the other provisions of this Article V, on the terms of the Third Party Sale so accepted by the Independent Directors, including time of payment, form and choice of consideration and adjustments to purchase price, the number of shares of Company Capital Stock equal to such Stockholder's Proportionate Percentage of Ordinary Shares on a Fully-Diluted Basis to which the Third Party Sale is applicable, if any, and (C) cooperate with the reasonable requests of the Independent Directors in connection with the Third Party Sale. Nothing herein shall preclude MM or Cerberus from participating in the Third Party Sale as a potential purchaser of the Company.

          (b) Exercise of Third Party Sale Rights; Notices; Certain Conditions of Third Party Sales.

                    (i) The Independent Directors will give notice (the "Sale Notice") to the Stockholders of any proposed Third Party Sale within five (5) Business Days after their acceptance thereof and, in any event, not less than Twenty (20) Business Days prior to the proposed closing date thereof. The Sale Notice will set forth the name of the proposed transferee or acquiring Person, the proposed amount and form of consideration, the number and type of shares of Company Capital Stock sought and the other terms and conditions of the offer.

                    (ii) If any holders of Company Capital Stock are given an option as to the timing, form and amount of consideration to be received, all holders of such class of Company Capital Stock shall be given the same option. Each Stockholder (x) shall agree to those covenants required for all stockholders in connection with the Third Party Sale, (y) shall be obligated to join on a pro rata basis (based on the proceeds received by each such Stockholder in connection with the Third Party Sale) in any indemnification that the Independent Directors agree should be provided in connection with the Third Party Sale (other than in connection with obligations that relate to a particular Stockholder such as representations and warranties concerning itself for which each Stockholder shall agree to be solely responsible) and (z) shall make customary representations and warranties concerning itself and the shares of Company Capital Stock to be sold by it in connection with such Third Party Sale.

                    (iii) Each Stockholder will be responsible for funding its proportionate share of any adjustment in purchase price or escrow arrangements in connection with the Third Party Sale and for its proportionate share of any withdrawals from any such escrow, including any such withdrawals that are made with respect to claims arising out of agreements, covenants, representations, warranties or other provisions relating to the Third Party Sale.

                    (iv) Each Stockholder will be responsible for its proportionate share of the fees and expenses of the Third Party Sale to the extent not paid or reimbursed by the Company, the Third Party or another Person. The Independent Directors shall be entitled to estimate each Stockholder's proportionate share of such fees and expenses and to withhold such amounts from payments to be made to each Stockholder at the time of closing of the Third Party Sale; provided that (i) such estimate shall not preclude the Independent Directors from recovering additional amounts from the Stockholders in respect of each Stockholder's Proportionate Percentage of such fees and expenses and (ii) the Independent Directors shall reimburse, from the proceeds of the Third Party Sale, each Stockholder to the extent actual amounts are ultimately less than the estimated amounts or any such amounts are paid by the Company, the Third Party or another Person.

          (c) Closing of Third Party Sale. At the closing of such Third Party Sale, each of the Stockholders shall deliver certificates evidencing the Company Capital Stock then held by it and to be sold or cancelled in connection with such sale, duly endorsed for transfer or accompanied by stock powers executed in blank, against payment of the purchase price therefor by wire transfer to the account or accounts specified by such Stockholder.

          SECTION 5.02. Custody Agreement and Power of Attorney. Upon receiving a Sale Notice, each Stockholder will, if requested by the Independent Directors, execute and deliver a custody agreement and power of attorney in form and substance reasonably satisfactory to the Independent Directors with respect to the shares of Company Capital Stock that are to be sold by each Stockholder pursuant hereto (a "Custody Agreement and POA"). The Custody Agreement and POA will provide, among other things, that each such Stockholder will deliver to and deposit in custody with the custodian and attorney-in-fact named therein a certificate or certificates representing such shares of Company Capital Stock (each duly endorsed in blank by the registered owned or owners thereof) and irrevocably appoint said custodian and attorney-in-fact as its agent and attorney-in-fact with full power and authority to act under the Custody Agreement and POA on its behalf with respect to (and subject to the terms and conditions of) the matters specified in this Article V.

                                  ARTICLE VI.

                         REPRESENTATIONS AND WARRANTIES

          SECTION 6.01. Representations and Warranties by the Stockholders. Each Stockholder, severally and not jointly, represents and warrants to the other Stockholders as follows:

                    (a) The execution, delivery and performance of this Agreement by such Stockholder will not violate any provision of applicable law, any order of any court or other agency of government, the certificate or articles of incorporation, bylaws, operating agreement, partnership agreement or other organizational documents of such Stockholder or any provision of any indenture, agreement or other instrument to which such Stockholder or any of such Stockholder's properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument.

                    (b) This Agreement has been duly executed and delivered by such Stockholder, and, when executed by the other parties hereto, will constitute the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

                                  ARTICLE VII.

                                  MISCELLANEOUS

          SECTION 7.01. Resolution of Disputes. The MM Stockholders and the Cerberus Stockholders agree to attempt to resolve in good faith any Dispute arising under Section 4.03 that detrimentally affects or could reasonably be expected to detrimentally affect the conduct of the business of the Company. If such Dispute remains unresolved for 20 Business Days, MM and Cerberus shall proceed to have the Dispute resolved by the Chief Executive Officer, Chief Investment Officer or Chief Financial Officer of MM, on the one hand, and the Chief Executive Officer, Chief Operating Officer, Chief Accounting Officer or Head of Private Equity of Cerberus, on the other hand. Such Dispute resolution effort shall involve at least one in person meeting and shall continue for up to 10 Business Days. If such Dispute resolution effort fails, any of MM or Cerberus may provide written notice (the "Dispute Notice") to the other that it elects to submit the Dispute to a non-binding mediation process conducted by a mediator to be selected jointly by MM and Cerberus (the "Dispute Mediator"). Each Stockholder agrees to use its commercially reasonable efforts to cooperate in the selection of the Dispute Mediator and to cooperate with the Dispute Mediator in seeking to cause the Dispute Mediator to resolve such Dispute no later than 30 Business Days after selection of the Dispute Mediator. Upon the earlier to occur of (a) delivery by MM or Cerberus of two Dispute Notices each relating to disputes over matters set forth in Section 4 of the Certificate of Designations, or (b) delivery by MM and Cerberus of three Dispute Notices in the aggregate, either of MM or Cerberus (the "Initiating Stockholder") may elect to deliver to the other Stockholders (the Cerberus Stockholders or the MM Stockholders, as the case may be) a written notice (the "Dutch Auction Notice") containing an irrevocable offer to sell all Company Capital Stock held by the Initiating Stockholder at a purchase price and on the terms and conditions contained in the Dutch Auction Notice. The offeree Stockholders shall be required within 30 Business Days to either (x) purchase all the Company Capital Stock of the Initiating Stockholder at the purchase price and on the terms and conditions contained in the Dutch Auction Notice, or (y) sell all Company Capital Stock held by the offeree Stockholders to the Initiating Stockholder at the purchase price and on the terms and conditions contained in the Dutch Auction Notice. In the event that the offeree Stockholders elects to sell all Company Capital Stock held by them to the Initiating Stockholder pursuant to this Section 7.01, the Initiating Stockholder shall be obligated to purchase all such Company Capital Stock at the purchase price and on the terms and conditions contained in the Dutch Auction Notice. During and after any period in which a Dutch Auction Notice is outstanding, neither MM Stockholders nor Cerberus Stockholder shall assert any claims against the others, except with respect to the Dutch Auction Notice.

          SECTION 7.02. Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable, such illegality, invalidity or unenforceability shall not affect any other provisions of this Agreement.

          SECTION 7.03. Benefits of Agreement. Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, remedy or claim under or in respect of this

Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly permitted hereby, each party's rights and obligations under this Agreement shall not be subject to assignment or delegation by any party hereto, and any attempted assignment or delegation in violation hereof shall be null and void ab initio.

          SECTION 7.04. Termination of this Agreement. This Agreement shall terminate upon the first to occur of the Transfer by either the MM Stockholders or the Cerberus Stockholders of all the Shares held by such Party, as the case may be, in (i) a Public Offering, (ii) an Unregistered Public Transfer in compliance with Section 2.04, (iii) a Transfer made pursuant to Section 2.03 or
Section 3.01, (iv) a Change of Control or Third Party Sale or (v) pursuant to
Section 7.01.

          SECTION 7.05. Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or sent by facsimile (subject to electronic confirmation of such facsimile transmission). Any such notice or communication shall be deemed to have been given (i) when delivered, if personally delivered,
(ii) one (1) Business Day after it is deposited with a nationally recognized overnight courier service, if sent by nationally recognized overnight courier service, (iii) the day of sending, if sent by facsimile prior to 5:00 p.m. (EST) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (EST) on any Business Day or on any day other than a Business Day or (iv) five Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

                  if to MM, to:

                           MassMutual Financial Group
                           1295 State Street
                           Springfield, MA  01111
                           Fax:  (413) 744-6350
                           Attention:  Larry N. Port

                           and

                           Babson Capital Management LLC
                           1500 Main Street, Suite 22
                           Springfield, MA  01111
                           Fax:  (413) 226-2064
                           Attention:  Rodney J. Dillman, Esq.

                           with a copy to:

                           Ropes & Gray LLP
                           1211 Avenue of the Americas
                           New York, NY  10036
                           Fax:  (212) 596-9090
                           Attention:  Othon A. Prounis, Esq.

                  if to Cerberus, to:

                           SRGL Acquisition, LLC
                           c/o Cerberus Capital Management, L.P.
                           299 Park Avenue
                           New York, NY  10171
                           Fax:  (212) 891-1540
                           Attention:  Christopher Brody

                           with a copy to:

                           Schulte Roth & Zabel LLP
                           919 Third Avenue
                           New York, NY  10022
                           Fax:  (212) 593-5955
                           Attention:  Marc Weingarten, Esq.

          SECTION 7.06. Entire Agreement; Modification. This Agreement and the Registration Rights and Shareholders Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, among any of the parties hereto with respect to the subject matter hereof. No party is relying upon any statement, representation or promise made by or on behalf of another party except as expressly set forth herein. This Agreement may not be amended or modified except by an instrument in writing signed by the Company and each of the Stockholders; provided, that Permitted Transferees may be added as parties to this Agreement in accordance with Section 2.02. Except as otherwise provided herein, any waiver of any provision of this Agreement must be in a writing signed by the party against whom enforcement of such waiver is sought.

          SECTION 7.07. Covenants Bind Successors and Assigns. All the covenants, stipulations, promises and agreements in this Agreement contained by or on behalf of any party shall bind its successors and its Permitted Transferees to whom Shares are Transferred in accordance with the terms of this Agreement.

          SECTION 7.08. Counterparts. This Agreement may be executed in any number of counterparts (including signature by telecopier), and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

          SECTION 7.09. Changes in Ordinary Shares. If, and as often as, there are any changes in Ordinary Shares by way of stock split, reverse stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof as may be required so that the rights and privileges granted hereby shall continue with respect to the Ordinary Shares as so changed.

          SECTION 7.10. Governing Law. This Agreement, the rights of the parties and all actions, claims or suits arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

          SECTION 7.11. Jurisdiction; Venue; Service of Process.

          (a) Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in New York County in the State of New York for the purpose of any action, claims or suit between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, claim or suit, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action, claim or suit brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, or improper venue should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such action, claim or suit other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any action, claim or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

          (b) Service of Process. Each party hereby (a) consents to service of process in any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7.05, will constitute good and valid service of process in any such action, claim or suit and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action, claim or suit that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

          SECTION 7.12. Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which it may be entitled, at law or in equity. Each Party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

          SECTION 7.13. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION, AND THAT SUCH ACTION WILL INSTEAD BE TRIED BY A JUDGE SITTING WITHOUT A JURY.




                            [SIGNATURE PAGES FOLLOW]

          IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement as of the date first above written.


                                         MASSMUTUAL CAPITAL PARTNERS LLC


                                         By: /s/ Larry N. Port
                                            -----------------------------------
                                            Name:  Larry N. Port
                                            Title: President/Managing Director

          IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement as of the date first above written.


                                         SRGL ACQUISITION, LDC
                                         By: SRGL Dir Co., Ltd., its Director



                                         By: /s/ Stephen Feinberg
                                            -----------------------------------
                                            Name:  Stephen Feinberg
                                            Title: Director

                                    EXHIBIT A

                             INSTRUMENT OF ACCESSION


          The undersigned, _______________, as a condition precedent to becoming the owner or holder of record of ___ ( ) shares of [description of securities], of Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands ("Company"), hereby agrees to become a stockholder, party to and bound by that certain Investors Agreement, dated as of May 7, 2007, by and among certain stockholders of the Company. This Instrument of Accession shall take effect and shall become an integral part of said Investors Agreement immediately upon execution and delivery to the other parties to the Investors Agreement of this Instrument.

          IN WITNESS WHEREOF, this INSTRUMENT OF ACCESSION has been duly executed by or on behalf of the undersigned as of the date below written.



                                       [For Entities]



                                       By:  ________________________________
                                            Name:
                                            Title:


                                       [For Individuals]


                                       _________________________________________
                                       Name:


                                       Address: ________________________________
                                                ________________________________



                                       Date: ________________________________

                                                                       Exhibit 4


                FORM OF IRREVOCABLE PROXY AND POWER OF ATTORNEY

The undersigned, Cerberus International, Ltd., being the legal owner of certain shares (the "Shares") in the capital of SRGL Acquisition, LDC (the "Company"), an exempted limited duration company incorporated in the Cayman Islands, hereby irrevocably:

1. makes, constitutes and appoints SRGL Dir Co, Ltd. (the "Proxy") as the Irrevocable Proxy of the undersigned with full power to appoint a nominee or nominees to act hereunder from time to time and to have all other rights and entitlements of an "Irrevocable Proxy" (as such term is defined in the Articles of Association of the Company) under the Articles of Association of the Company, including:

     (a) to vote in respect of all of the Shares at all general meetings of members of the Company with the same force and effect as the undersigned might or could do;

     (b) to requisition and convene a meeting or meetings of the members of the Company for any purpose;

2. makes, constitutes and appoints the Proxy as the true and lawful attorney in fact of the undersigned to approve, complete, amend, execute and deliver any resolution in writing or sign any approval in writing as contemplated in the Articles of Association of the Company in the name of and on behalf of the undersigned, and the undersigned hereby ratifies and confirms all that the said Attorney or its nominee or nominees shall do or cause to be done by virtue hereof.

The power of attorney granted hereunder shall be governed by and construed in accordance with the laws of the Bahamas and shall be irrevocable until the earlier of (a) both the Undersigned and the Proxy having confirmed to the Company in writing that the Proxy's appointment hereunder is terminated, or (b) the Undersigned having transferred all of its shares in the Company to another person.

IN WITNESS whereof this instrument has been duly executed this 13th day of April as a deed.

EXECUTED and                 )
DELIVERED as a DEED by       )

CERBERUS INTERNATIONAL, LTD. )

By: Partridge Hill Overseas Management, LLC,
Its Investment Manager


By:  /s/ Mark A. Neporent
   ---------------------------------
   Name: Mark A. Neporent
   Title: Vice President & Chief Operating Officer


In the presence of:


Witness: /s/ Fumiko Kuroda
        -----------------------------
Name:    Fumiko Kuroda

Address:  Cerberus Capital Management, L.P.
          299 Park Avenue
          New York, NY  10171
          U.S.A.



10399227.2